#27

04024650

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SCMP Group Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 30 2004
THOMSON FINANCIAL

FILE NO. 82- 3327 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/30/04

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in SCMP Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SCMP GROUP LIMITED
SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 0583)

Proposal for Amendments to Bye-Laws
and
Grant of General Mandates to Issue and Repurchase Shares
and
Notice of Annual General Meeting

A notice convening the annual general meeting of SCMP Group Limited to be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 24 May 2004 at 11:00 a.m. is set out on pages 7 to 12 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy enclosed with this circular in accordance with the instructions printed thereon and return it to the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong not later than 48 hours before the time appointed for holding the meeting.

19 April 2004

* *For identification purpose only*

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company convened to be held at 11:00 a.m. on Monday, 24 May 2004 at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong
"AGM Notice"	the notice convening the Annual General Meeting as set out on pages 7 to 12 of this circular
"Bye-Laws"	the Bye-Laws adopted by the Company on 4 November 1996
"Company"	SCMP Group Limited, an exempted company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Latest Practicable Date"	13 April 2004, being the latest practicable date prior to printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Share(s)"	the ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholders"	the shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	means a company which is for the time being and from time to time a subsidiary (within the meaning of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong) or the Companies Act 1981 of Bermuda (as amended) or the local companies law, act and/or ordinance where the subject company was incorporated)
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers

SCMP GROUP LIMITED
SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

Directors:
Kuok Khoon Ean, *Chairman*
Roberto V. Ongpin, *Deputy Chairman*
Ronald J. Arculli#
Thaddeus Thomas Beczak
Tan Sri Dr. Khoo Kay Peng
Kuok Hui Kwong
Peter Lee Ting Chang#
Dr. The Hon. David Li Kwok Po#

Independent Non-Executive Directors

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Place of Business:
Morning Post Centre
22 Dai Fat Street
Tai Po Industrial Estate
New Territories
Hong Kong

19 April 2004

To Shareholders

Dear Sir or Madam

**Proposal for Amendments to the Bye-Laws,
Grant of General Mandates to Issue and Repurchase Shares
and Notice of Annual General Meeting**

1. Introduction

The purpose of this letter is to provide information to Shareholders regarding the proposals to amend the Bye-Laws and to grant the Directors general mandates to issue and repurchase Shares at the Annual General Meeting. Set out in Appendix 1 to this letter is the AGM Notice convening the Annual General Meeting at which Shareholders will be requested to consider and, if they think fit, adopt resolutions relating to the amendments to the Bye-Laws, the grant of general mandates to issue and repurchase Shares and certain other resolutions as ordinary businesses of the Annual General Meeting.

2. Amendments to the Bye-Laws

To ensure that the Bye-Laws of the Company are in compliance with the recent amendments to the Listing Rules relating to corporate governance issues which came into effect on 31 March 2004, a proposal is put forward for the Company to amend certain provisions in the Bye-Laws to conform with these amendments as follows:

(i) Bye-Law 76A shall be inserted to the effect that where any Shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted;

(ii) Bye-Law 98(H) shall be amended (with consequential amendments to Bye-Laws 98(I), 98(J) and 98(K)) to the effect that the Directors shall abstain from voting at the board meeting on any matter in which he or any of his associates has a material interest and shall not be counted towards the quorum in such board meeting; and

(iii) Bye-Law 103 shall be amended to the effect that the minimum length of the period for lodgment by shareholders of the notice to nominate a director shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting.

* *For identification purpose only*

In addition, it is proposed to amend certain provisions of the Bye-Laws as follows:

(iv) Bye-Law 162(B) be replaced with new Bye-Laws 162(B) and 162(C) to the effect that (subject to the provisions of the Listing Rules) the Company may send summarized financial statements to Shareholders who so elect instead of the full financial statements; and

(v) Bye-Laws 167 and 169 be replaced with new Bye-Laws 167, 167A and 169 to the effect that, subject to the Listing Rules and the relevant Laws of Bermuda, the Company may give notices to Shareholders by electronic communication.

With the repeal of the Securities and Futures (Clearing House) Ordinance and the coming into effect of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) on 1 April 2003, it is also proposed that the definition of "clearing house" under Bye-Law 1(A) be amended such that its reference to the Securities and Futures (Clearing House) Ordinance be replaced with a reference to the Securities and Futures Ordinance.

The proposed amendments to the Bye-Laws are in compliance with the applicable requirements of the Laws of Bermuda and the Listing Rules.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass a special resolution as set out in resolution 5 in the AGM Notice to approve the proposed amendments to the Bye-Laws.

3. General Mandate to Issue Shares

At the last annual general meeting of the Company held on 26 May 2003, the Directors were granted a general mandate to allot, issue and deal with additional Shares up to a maximum of 20 per cent. of the issued share capital of the Company as at the date of passing of the relevant resolution.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass an ordinary resolution as set out in resolution 6 in the AGM Notice to renew the mandate to give the Directors power to allot, issue and deal with additional Shares with an aggregate nominal value not exceeding 20 per cent. of the share capital of the Company as at the date of passing of the resolution. Subject to Shareholders granting the Directors the general mandate to repurchase Shares as described below, Shareholders are also asked to extend the general mandate to issue Shares by an amount representing the aggregate nominal amount of the Shares repurchased by the Company under the general mandate to repurchase Shares such that the amount of Shares so repurchased does not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution.

4. General Mandate to Repurchase Shares

At the last annual general meeting held on 26 May 2003, the Directors were granted a general mandate to repurchase Shares up to an aggregate nominal value not exceeding 10 per cent. of the aggregate nominal value of Shares in issue as at the date of passing of the relevant resolution.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass an ordinary resolution as set out in resolution 7 in the AGM Notice to renew the mandate to give the Directors power to repurchase Shares up to an aggregate nominal value not exceeding 10 per cent. of the aggregate nominal value of Shares in issue as at the date of passing of the resolution. Based on the 1,560,945,596 Shares in issue as at the Latest Practicable Date and assuming no Shares are issued or repurchased before the Annual General Meeting, the Company would therefore be allowed under this mandate to repurchase a maximum of 156,094,559 Shares.

In accordance with the Listing Rules, Appendix 2 to this letter serves as an explanatory statement to provide Shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolution to be proposed at the Annual General Meeting to renew the mandate to allow the Directors to repurchase Shares.

5. Annual General Meeting

Set out in Appendix 1 to this letter is the AGM Notice to convene the Annual General Meeting to be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 24 May 2004 at 11:00 a.m. to consider certain resolutions as ordinary businesses of the Annual General Meeting. In addition to this, Shareholders are requested to consider resolution 5 in the AGM Notice relating to the proposed amendments to the Bye-Laws of the Company as a special resolution and resolutions 6 to 8 in the AGM Notice relating to grant of the general mandates to the Directors to issue and repurchase Shares, which are proposed as ordinary resolutions.

A form of proxy for use at the Annual General Meeting is enclosed. **Whether or not you intend to be present at the meeting, you are requested to complete and return the form of proxy** to the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong in accordance with the instructions printed thereon. The form of proxy is to be received by the Company not later than 11:00 a.m. on Saturday, 22 May 2004.

Bye-Law 70 of the Company's Bye-Laws provides that a poll may be demanded by (i) the Chairman; or (ii) by three shareholders present in person or by proxy/corporate representative; or (iii) by any shareholder or shareholders holding or representing not less than 10% of the total voting rights of all the shareholders having the right to vote at the meeting; or (iv) by any shareholder or shareholders holding or representing not less than 10% of the paid up capital of the Company conferring a right to vote at the meeting.

6. Re-election of Retiring Directors

In accordance with Bye-Law 99 of the Company's Bye-Laws, one-third of the Directors who have been longest in office since their last election shall retire from office at each annual general meeting. Mr. Thaddeus Thomas Beczak and Mr. Peter Lee Ting Chang are the longest-serving Directors and hence are eligible for re-election at the Annual General Meeting. Mr. Thaddeus Thomas Beczak has informed the Board that he will not stand for re-election. Mr. Peter Lee Ting Chang offers himself for re-election.

Mr. Peter Lee Ting Chang, JP, aged 50, an Independent Non-executive Director, joined the Board in August 1998. Mr. Lee is Chairman of Hysan Development Company Limited and a non-executive director of Cathay Pacific Airways Limited, Hang Seng Bank Limited and Maersk (China) Shipping Company Limited as well as director of a number of other companies. He is a vice president of the Real Estate Developers Association of Hong Kong. Mr. Lee is a graduate in Civil Engineering from the University of Manchester and also qualified as a Solicitor of the Supreme Court of England and Wales. As at the Latest Practicable Date, Mr. Lee did not have any interest or short positions in any shares, underlying shares or debentures of the Company or any associated corporations. He is not connected to any directors, members of senior management or substantial or controlling shareholders of the Company.

Ms. Kuok Hui Kwong was appointed as Director of the Company on 6 February 2004. In accordance with Bye-Law 102(B) of the Company's Bye-Laws, Ms. Kuok shall hold office until the Annual General Meeting and shall be eligible for re-election at the Annual General Meeting. Ms. Kuok Hui Kwong offers herself for re-election.

Ms. Kuok Hui Kwong, aged 26, joined the Board in February 2004. Ms. Kuok joined the Company in October 2003. Prior to joining the Company, she worked in investment banking. Ms. Kuok is a graduate of Harvard University (B.A.). She is the sister of Mr. Kuok Khoon Ean, Chairman of the Company. As at the Latest Practicable Date, Ms. Kuok did not have any interest or short positions in any shares, underlying shares or debentures of the Company or any associated corporations.

7. Recommendation

The Directors are of the opinion that all the proposed resolutions are in the best interest of the Company and the Shareholders as a whole and recommend Shareholders to vote in favour of all the resolutions to be proposed at the Annual General Meeting.

8. Additional Information

Enclosed with this circular is a copy of the 2003 Annual Report of the Company. Shareholders are advised to have regard to the information contained in this Annual Report in arriving at their decision as to voting at the Annual General Meeting.

Yours faithfully,
Kuok Khoon Ean
Chairman

Appendix 1

SCMP GROUP LIMITED
SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

Notice of Annual General Meeting

Notice is hereby given that an Annual General Meeting of SCMP Group Limited will be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 24 May 2004 at 11:00 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Directors' Report and Auditors' Report for the year ended 31 December 2003.

2. To approve the payment of a final dividend distribution from the contributed surplus account.

3. To re-elect retiring Directors and authorise the Board to fix Directors' fee.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as a special resolution:

"**THAT**, the Bye-Laws of the Company be amended by:

(I) amending the definition of "associates", "Clearing House" and "Statutes" under Bye-Law 1(A) to the following new definitions:

"associates", in relation to any Director, shall have the meaning attributed to it from time to time in the Listing Rules;

"Clearing House" shall mean a company recognised as a clearing house under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or a clearing house or authorised shares depository recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;

"Statutes" shall mean the Companies Act, the Electronic Transactions Act 1999 of Bermuda, and every other act (as amended from time to time) for the time being in force of the Legislature of Bermuda applying to or affecting the Company, the Memorandum of Association and/or these presents;

(II) adding the following new definitions to Bye-Law 1(A):

"address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or address or website used for the purposes of any communication pursuant to these Bye-Laws;

"electronic" shall mean relating to technology having electrical, digital, magnetic, wireless, optical electromagnetic or similar capabilities and such other meanings as given to it in the Electronic Transactions Act 1999 of Bermuda as may be amended from time to time;

"full financial statements" shall mean the financial statements that are required under section 87(1) of the Companies Act as may be amended from time to time;

"Listing Rules" shall mean such rules, regulations or codes of the relevant stock exchange in the Relevant Territory;

"summarized financial statements" shall have the meaning ascribed to them in the section 87A(3) of the Companies Act as may be amended from time to time;

* *For identification purpose only*

(III) adding after Bye-Law 76 the following new Bye-Law 76A:

76A Where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

(IV) deleting Bye-Laws 98(H), 98(I), 98(J) and 98(K) and substituting therefor the following new Bye-Laws 98(H), 98(I), 98(J) and 98(K):

98(H) A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or other proposal in which he or any of his associates is to his knowledge materially interested, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters, namely:

(i) any contract or arrangement for the giving by the Company of any security or indemnity either:

(A) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(B) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility or guaranteed or secured in whole or in part whether alone or jointly;

(ii) any proposal concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or a shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company provided that the Director and any of his associates are not in aggregate beneficially interested in 5 per cent. or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(iv) any proposal or arrangement for the benefit of employees of the Company or its subsidiaries including:

(A) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(B) the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both to Directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to whom such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

98(I) A company shall be deemed to be a company in which a Director and his associate(s) in aggregate own 5 per cent. or more of the issued shares of any class of the equity share capital of such company or of the voting rights of any class of shares of such company, if and so long as (but only if and so long as) he and his associate(s) (either directly or indirectly) are the holders of or beneficially interested in 5 per cent. or more of any class of the equity share capital of such company (or of any third company through which his/their interest is derived) or of the voting rights of any class of shares available to shareholders of the company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or any of his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or any of his associate(s) is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or any of his associate(s) is interested only as a unit holder and any shares which carry no voting rights at general meetings and no or very restrictive dividend and return of capital rights.

98(J) Where a company in which a Director and any of his associate(s) in aggregate own 5 per cent. or more of any class of the equity share capital of such company or of the voting rights of any class of shares available to shareholders of the company is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

98(K) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman) or his associate(s) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman as known to him has not been fairly disclosed to the Board.

(V) adding the following words to the end of existing Bye-Law 103 "The period for lodgement of the notice required under this Bye-Law will commence no earlier than the day after the dispatch of the notice of the meeting appointed for such election and end no later than 7 days prior to the date of such meeting."

(VI) adding at the beginning of the existing Bye-Law 162(A), the following words "Subject to paragraph (B) below,".

(VII) deleting the existing Bye-Law 162(B) and adding the following new Bye-Laws 162(B) and 162(C) immediately after Bye-Law 162(A):

162(B) The Company may send summarized financial statements to members of the Company who have, in accordance with the Statutes and any applicable rules prescribed by The Stock Exchange of Hong Kong Limited, consented and elected to receive summarized financial statements instead of the full financial statements. The summarized financial statements must be accompanied by an auditor's report and notice informing the member how to notify the Company that he elects to receive the full financial statements. The summarized financial statements, notice and auditor's report must be sent not less than twenty-one days before the general meeting to those members that consented and elected to receive the summarized financial statements.

162(C) Subject to Section 88 of the Act, the Company shall send the full financial statements to a member within seven days of receipt of the member's election to receive the full financial statements.

(VIII) deleting the existing Bye-Law 167 and substituting therefor the following new Bye-Laws 167 and 167A:

167(A) Except where otherwise expressly stated, any notice to be given to or by any person pursuant to these Bye-Laws shall be in writing or, to the extent permitted by the Statutes and any applicable rules prescribed by The Stock Exchange of Hong Kong Limited from time to time and subject to this Bye-Law, contained in an electronic communication. A notice calling a meeting of the Directors need not be in writing.

(B) A notice of document (including a share certificate) may be served on or delivered to any member of the Company either personally or by sending it through the post in a prepaid envelope or wrapper addressed to such member at his registered address as appearing in the register or by leaving it at that address addressed to the member or by any other means authorised in writing by the member concerned or by publishing it by way of advertisement in at least one English language newspaper and one Chinese language newspaper circulating generally in Hong Kong. In case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders. Without limiting the generality of the foregoing but subject to the Statutes and any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, a notice or document may be served or delivered by the Company to any member by electronic means to such address as may from time to time be authorised by the member concerned or by publishing it on a computer network and notifying the member concerned, in such manner as he may from time to time authorise, that it has been so published.

(C) Any such notice or document may be served or delivered by the Company by reference to the register as it stands at any time not more than fifteen days before the date of service or delivery. No change in the register after that time shall invalidate that service or delivery. Where any notice or document is served or delivered to any person in respect of a share in accordance with these Bye-Laws, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

167A(A) Any notice or document required to be sent to or served upon the Company, or upon any officer of the Company, may be sent or served by leaving the same or sending it through the post in a prepaid envelope or wrapper addressed to the Company or to such officer at the Company's head office or registered office.

(B) The Directors may from time to time specify the form and manner in which a notice may be given to the Company by electronic means, including one or more addresses for the receipt of an electronic communication, and may prescribe such procedures as they fit for verifying the authenticity or integrity of any such electronic communication. Any notice may be given to the Company by electronic means only if it is given in accordance with the requirements specified by the Directors.

(IX) deleting the existing Bye-Law 169 and substituting therefor the following new Bye-Law 169:

169 Any notice or other document, if sent by mail, postage prepaid, shall be deemed to have been served or delivered on the day following that on which the letter, envelope, or wrapper containing the same is put into the post. In proving such service it shall be sufficient to prove that the letter, envelope or wrapper containing the notice or document was properly addressed and put into the post as prepaid mail. Any notice or document not sent by post but left by the Company at a registered address shall be deemed to have been served or delivered on the day it was so left. Any notice or document, if sent by electronic means (including through any relevant system), shall be deemed to be have been given on the day following that on which the electronic communication was sent by or on behalf of the Company. Any notice or document served or delivered by the Company by any other means authorised in writing by the member concerned shall be deemed to have been served when the Company has carried out the action it has been authorised to take for that purpose. Any notice or other document published by way of advertisement or on a computer network shall be deemed to have been served or delivered on the day it was so published."

6. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (c), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot and issue Shares or securities convertible into such Shares or options or warrants or similar rights to subscribe for any Shares and to make an offer or agreement or grant an option which would or might require Shares to be allotted and issued be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors to make an offer or agreement or grant an option during the Relevant Period which would or might require Shares to be allotted and issued either during or after the end of the Relevant Period;

(c) the aggregate nominal amount of Shares allotted or agreed to be allotted by the Directors pursuant to the approval in paragraphs (a) and (b), otherwise than pursuant to (i) a rights issue; (ii) the exercise of the conversion rights under the terms of any securities which are convertible into Shares; (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; (iv) the exercise of rights of subscription under the terms of any warrants issued by the Company; or (v) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-Laws of the Company shall not exceed 20 per cent. of the aggregate nominal existing issued share capital of the Company; and

(d) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting;

"rights issue" means an offer of Shares open for a period fixed by the Directors to holders of Shares on the Register of Members of the Company on a fixed record date and, where appropriate, the holders of other equity securities of the Company entitled to be offered therein, in proportion to their then holdings of such Shares or other equity securities (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) the exercise by the Directors during the Relevant Period of all powers of the Company to repurchase its Shares, subject to and in accordance with all applicable laws and/or requirements of the Listing Rules be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares repurchased by the Company pursuant to the approval of paragraph (a) during the Relevant Period should not exceed 10 per cent. of the aggregate nominal amount of Shares in issue and the said approval be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting."

8. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

"**THAT**, subject to the passing of the resolutions 6 and 7 above, the general mandate granted to the Directors to allot and deal with additional Shares pursuant to resolution 6 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of Shares repurchased by the Company under the authority granted pursuant to resolution 7 above, provided that such amount of Shares so repurchased shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of this resolution."

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 30 March 2004

Notes:

(1) A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not also be a member.

(2) Forms of proxy must be lodged at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong not later than 11:00 a.m. on Saturday, 22 May 2004. Completion and return of the form of proxy will not preclude a member from attending and voting in person.

(3) The Register of Members will be closed from Tuesday, 18 May 2004 to Friday, 21 May 2004, both dates inclusive, during which period no transfer of Shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Monday, 17 May 2004 so as to qualify for attending the Annual General Meeting.

Appendix 2

Explanatory Statement

This explanatory statement relates to resolution 7 proposed to be passed at the Annual General Meeting, which is an ordinary resolution to grant the Directors a general mandate to repurchase Shares through the Stock Exchange. It contains all the information required pursuant to rule 10.06(1)(b) of the Listing Rules to be given to the Shareholders to enable them to make an informed decision on whether to vote for or against such ordinary resolution.

1. Listing Rules

(a) **Number of Shares:** All the Shares proposed to be repurchased by the Company are fully paid up. All proposed repurchase of shares by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a specific transaction.

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,560,945,596 Shares. Assuming no Shares are issued and repurchased before the Annual General Meeting and the ordinary resolution authorising the Directors to repurchase Shares is passed at the Annual General Meeting, up to 156,094,559 Shares representing 10 per cent. of the issued share capital of the Company as at the date of the passing of the resolution may be repurchased by the Company during the period from the date of passing of the resolution until the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held or the revocation or variation of the resolution by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest.

(b) **Source of funds:** Repurchases must be funded out of funds legally available for the purpose.

It is presently proposed that any repurchase of Shares would be purchased out of capital paid up on the repurchased Shares, the profits of the Company which would otherwise be available for dividend, the Company's share premium account and/or its contributed surplus account.

2. Reasons for Repurchase

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from Shareholders to enable the Directors to repurchase Shares in the market. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share and will only be made when the Directors believe that such repurchase will benefit the Company and the Shareholders.

3. Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-Laws and the applicable laws of Hong Kong and Bermuda.

On the basis of the consolidated financial position of the Company as at 31 December 2003 (being the date to which the latest published audited financial statements of the Company have been made up), the Directors consider that the exercise in full of the share repurchase mandate might have a material adverse impact on the working capital position of the Company as compared with its position as at 31 December 2003. No repurchase would be made in circumstances that might have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors considered that such repurchases were in the best interests of the Company notwithstanding such material adverse impact.

4. General

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates has any present intention, in the event that the resolution is approved by Shareholders, to sell any Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the share repurchase mandate in accordance with the Listing Rules and the applicable law of Bermuda.

If, as a result of the exercise of the power to repurchase Shares pursuant to the share repurchase mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

The Company has made no repurchase of its Shares (whether on the Stock Exchange or otherwise) in the past six months prior to the Latest Practicable Date.

As at the Latest Practicable Date, the Company was informed that Kerry Group Limited (through its subsidiaries and controlled corporations) held an aggregate of 594,926,000 Shares, representing approximately 38.11 per cent. of the total issued share capital of the Company. Subject to the granting of a waiver from the Executive Director of the Corporate Finance Division of the Securities and Futures Commission, any increase in shareholdings in the Company which is outside the 2% creeper as specified in Rule 26.1 of the Takeovers Code will give rise to an obligation to make a mandatory offer for the Company under Rule 26 of the Takeovers Code. In the event of the Directors exercising in full the power to repurchase Shares under the mandate, the aggregate shareholdings of Kerry Group Limited and/or its concert parties (hereinafter collectively referred to as "Kerry Group") may be increased by more than 2%. If so, this may give rise to an obligation on the Kerry Group to make a mandatory offer under Rule 26 of the Takeovers Code.

Save as aforesaid, the Directors are not aware of any consequence that would arise under the Takeovers Code and the Hong Kong Code on Share Repurchases in the event of the exercise of the power to repurchase Shares pursuant to the share repurchase mandate.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the 12 months prior to the printing of this explanatory statement were as follows:

Year	**Month**	**Highest Traded Price (HK$)**	**Lowest Traded Price (HK$)**
2003	April	3.050	2.700
	May	3.250	2.900
	June	3.500	2.975
	July	3.375	3.000
	August	3.625	3.050
	September	4.325	3.300
	October	4.300	3.500
	November	3.900	3.375
	December	3.700	3.325
2004	January	4.050	3.375
	February	3.900	3.475
	March	3.625	3.075

SCMP Group Limited
SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 0583)

Form of Proxy

Annual General Meeting – 24 May 2004

I/We [Note 1] ____

of ____

hereby appoint Mr Kuok Khoon Ean, Chairman, or, failing him, Mr Roberto V. Ongpin, Deputy Chairman, both of Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong [Notes 2 & 3]; or ______________

____

of ____

as my/our proxy to attend and vote the number of shares indicated below[Note 5] instead of me/us at the Annual General Meeting to be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 24 May 2004 at 11:00 a.m. and at any adjournment thereof.

I/We direct that my/our proxy vote the following resolutions as indicated[Note 6].

Resolutions		For	Against
1. To adopt the Audited Financial Statements and the Directors' Report and Auditors' Report for the year ended 31 December 2003.	1		
2. To approve the payment of a final dividend distribution from the contributed surplus account.	2		
3. (a) To re-elect Mr Peter Lee Ting Chang as Director.	3(a)		
(b) To re-elect Ms Kuok Hui Kwong as Director.	3(b)		
(c) To authorise the Board to fix Directors' fee.	3(c)		
4. To re-appoint PricewaterhouseCoopers as Auditors and authorise the Directors to fix their remuneration.	4		
5. To approve the amendments to the Bye-Laws of the Company in terms of the proposed special resolution set out in item 5 in the notice of the meeting.	5		
6. To give a general mandate to the Directors to issue shares in terms of the proposed ordinary resolution set out in item 6 in the notice of the meeting.	6		
7. To give a general mandate to the Directors to repurchase shares in terms of the proposed ordinary resolution set out in item 7 in the notice of the meeting.	7		
8. To give a general mandate to the Directors to add repurchased shares to the share issue general mandate in terms of the proposed ordinary resolution set out in item 8 in the notice of the meeting.	8		

Notes:

1. Please insert your full name and address in **block capitals** in the space provided. Only one of joint holders should be mentioned (but see note 4 below).
2. If any proxy other than those named is preferred, strike out the names and address here printed, then insert the name and address of the proxy desired in **block capitals** in the space provided and initial the alteration.
3. The proxy need not be a member of the Company.
4. If more than one of joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares will alone be entitled to vote in respect thereof.
5. Please insert the number of ordinary shares in the Company registered in your name to which this proxy relates in the box provided. If a number is inserted, this form of proxy will be deemed to relate only to those shares. If no number is inserted, this form of proxy will be deemed to relate to all the ordinary shares in the Company registered in your name (whether alone or jointly with others).
6. Please indicate with a "✓" in the relevant box which way you wish your votes to be cast. If no indication is given, the proxy will vote or abstain at his/her discretion.
7. This form of proxy must be signed by you or your attorney duly authorised in writing, or, in the case of a corporation, either under seal or under the hand of an officer or attorney duly authorised.
8. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed, must be lodged at **Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong not later than 11:00 a.m. on Saturday, 22 May 2004**.
9. Completion and return of this form of proxy will not preclude you from attending and voting at the meeting should you so wish.

Number of ordinary shares to which this proxy relates [Note 5]

Signature [Note 7] ______________________

Date ______________________ 2004

* *For identification purpose only*

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)
(股份代號：0583)

委託書

二零零四年五月二十四日股東週年大會

本人/吾等[附註1] ______________________________

地址為 ______________________________

茲委任主席郭孔演先生，如其不能出席，則委任副主席Roberto V. Ongpin先生，地址均為香港新界大埔工業邨大發街22號南華早報中心[附註2及3]；或 ______________________________

地址為 ______________________________

為本人/吾等之代表人，代表本人/吾等出席二零零四年五月二十四日（星期一）上午十一時正，假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會及其任何續會，並行使下列數目股份[附註5]之投票權。

本人/吾等委託代表人依照下列指示投票表決下述決議案[附註6]。

決議案		贊成	反對
1. 採納截至二零零三年十二月三十一日止年度之經審核財務報告及董事會報告與核數師報告。	1		
2. 通過從繳入盈餘賬中派發末期股息分派。	2		
3. (a) 重選利定昌先生為董事。	3(a)		
(b) 重選郭惠光女士為董事。	3(b)		
(c) 授權董事會釐訂董事酬金。	3(c)		
4. 重新委聘羅兵咸永道會計師事務所為核數師，並授權董事釐訂其酬金。	4		
5. 按大會通告所載之第5項特別決議案通過修改本公司之公司細則。	5		
6. 按大會通告所載之第6項普通決議案給予董事一般性授權以增發股份。	6		
7. 按大會通告所載之第7項普通決議案給予董事一般性授權以購回股份。	7		
8. 按大會通告所載之第8項普通決議案給予董事一般性授權使增發股份之授權可加上購回股份之數額。	8		

附註：

1. 請以**正楷**填上姓名全寫及地址。如屬聯名股份持有者，則只需填上其中一位股東之姓名及地址（見附註4）。
2. 如欲委託其他人為代表人，則請刪去本表格上所列人士之姓名及地址，並在空格內以**正楷**填上所欲委託之代表人姓名及地址，及在旁簽署。
3. 代表人無須為本公司股東。
4. 倘若超過一位聯名股份持有者親自或委託代表人出席股東週年大會，則出席者中只有在本公司股東名冊內排名首位者方有權行使該等股份之投票權。
5. 請在空格內填上委託代表人行使投票權之本公司普通股股份數目。如填上股份數目，即表示本委託書之代表人可行使該數目普通股股份之投票權。如不填上股份數目，則表示以本委託書委任之代表人可行使閣下名下所有本公司普通股股份（無論屬私人持有或聯名持有）之投票權。
6. 請在適當方格內以「✓」號表示　閣下之投票選擇。如無指示，代表人將自行決定投票或棄權。
7. 本委託書須由　閣下或　閣下書面授權之代理人簽署。如股東為一法團，本委託書則須蓋上公司印鑑，或經由公司負責人或正式獲授權之代理人簽署。
8. 本委託書連同經簽署之授權書或其他授權文件（如有）必須於**二零零四年五月二十二日（星期六）上午十一時前送達香港新界大埔工業邨大發街22號南華早報中心**，方為有效。
9. 閣下填妥並交回本委託書後，屆時仍可親自出席股東週年大會並在會上投票。

此委託書所代表之普通股股份數目[附註5]

簽署[附註7]：______________________________

日期：二零零四年 __________ 月 __________ 日

* *僅供識別*

此乃要件，請即處理

閣下如對本通函任何方面有任何疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下SCMP集團有限公司之股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委託書交予買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本通函全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

SCMP GROUP LIMITED
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：0583)

建議修改公司細則
及
授予發行和購回股份之一般授權
及
股東週年大會通告

於本通函第七頁至第十二頁載有召開SCMP集團有限公司將於二零零四年五月二十四日(星期一)上午十一時假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行股東週年大會之通告。無論　閣下能否出席該會，務請將隨附本通函之代表委託書按其印列之指示填妥，並於大會指定舉行時間48小時前交回本公司，地址為香港新界大埔工業邨大發街22號南華早報中心。

二零零四年四月十九日

* *僅供識別*

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	本公司謹訂於二零零四年五月二十四日（星期一）上午十一時假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會
「大會通告」	載於本通函第七頁至第十二頁召開股東週年大會之通告
「公司細則」	本公司於一九九六年十一月四日採納之公司細則
「本公司」	SCMP集團有限公司，在百慕達註冊成立之有限公司，其股份於聯交所上市
「董事」	本公司之董事
「最後實際可行日期」	二零零四年四月十三日，即本通函付印前用以確認所載若干資料之最後實際可行日期
「上市規則」	聯交所證券上市規則
「股份」	本公司股本中每股面值0.10港元之普通股
「股東」	本公司之股東
「聯交所」	香港聯合交易所有限公司
「附屬公司」	指一間現時及不時為附屬公司（根據香港公司條例（香港法例第32章）或百慕達公司法1981（經不時修訂）或該公司成立地點之當地公司法例、法令及/或條例之涵義）之公司
「收購守則」	香港公司收購及合併守則

SCMP GROUP LIMITED
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

董事：
郭孔演 *(主席)*
Roberto V. Ongpin *(副主席)*
夏佳理#
Thaddeus Thomas Beczak
邱繼炳博士
郭惠光
利定昌#
李國寶博士#

註冊地址：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要營業地點：
香港新界大埔工業邨
大發街22號南華早報中心

獨立非執行董事

建議修改公司細則、授予發行和購回股份之一般授權及股東週年大會通告

敬啟者：

1. 緒言

本函件旨在向股東提供有關提呈在即將於股東週年大會建議通過修改公司細則及授予董事發行和購回股份的資料。本函件附件一載有大會通告。在該大會上，股東將被邀考慮及酌情通過有關修改公司細則、授予董事發行和購回股份之一般授權之決議案，以及作為股東週年大會一般事項之若干其他決議案。

2. 修改公司細則

為使本公司之公司細則符合上市規則有關企業管治事宜的最新修訂(有關修訂於二零零四年三月三十一日生效)，現建議修改公司細則如下，以使符合該等修訂：

(i) 加入公司細則第76A條，當任何股東根據上市規則須放棄就任何個別的決議案表決或被限制就任何個別的決議案只表決贊成或只表決反對，任何違反此項規定或限制而由此股東或其代表所作的表決均不予計算在內；

(ii) 修改公司細則第98(H)條(而公司細則第98(I)條、第98(J)條及第98(K)條亦同時須作出相應修改)，董事須放棄在董事會會議上就其本身或其聯繫人擁有重大權益的事項進行表決及不得計入該董事會會議之法定人數內；及

(iii) 修改公司細則第103條，股東遞交通告以提名董事參選的最短期限，在不早於舉行選舉的股東會議通告派發後當日及不遲於該會議舉行日期之前七天的期間內。

* *僅供識別*

並且建議修改以下公司細則：

(iv) 以新公司細則第162(B)條及第162(C)條取代公司細則第162(B)條，本公司(在上市規則之條文所規限下)可向已選擇收取財務報告摘要代替財務報告全文的股東遞送財務報告摘要；及

(v) 以新公司細則第167條、第167A條及第169條取代公司細則第167條及第169條，本公司(在上市規則及有關百慕達法律條文之規限下)可以電子通訊形式向股東發出通告。

因應廢除了證券及期貨(結算所)條例，而證券及期貨條例(香港法例第571章)已於二零零三年四月一日生效，故亦建議修改在公司細則第1(A)條有關「結算所」的定義，該定義會參照證券及期貨條例取代參照證券及期貨(結算所)條例。

建議修改之公司細則符合百慕達法律條文和上市規則的有關要求。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告之第5項特別決議案，以通過對公司細則之建議修訂。

3. 發行股份之一般授權

在本公司於二零零三年五月二十六日舉行之上屆股東週年大會上，已授予董事一項一般授權，授權董事可配發、發行及處理不超過本公司於通過有關決議案之日已發行股本20%之新股份。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告關於將上述授權展期之第6項普通決議案，授權董事可配發、發行及處理總面值不超過本公司於通過決議案之日已發行股本20%之新股份。在股東如下所述授予董事購回股份一般授權之前提下，還請股東擴大上述發行股份之一般授權，以包括根據購回股份一般授權購回之股份總面值等額之股份，惟購回股份數額不得超過本公司於通過決議案之日已發行股本總面值之10%。

4. 購回股份之一般授權

在本公司於二零零三年五月二十六日舉行之上屆股東週年大會上，已授予董事一項一般授權，授權董事可購回總面值不超過本公司於通過有關決議案之日已發行股份總面值10%之股份。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告關於將上述授權展期之第7項普通決議案，授權董事可購回總面值不超過本公司於通過決議案之日已發行股份總面值10%之股份。按截至最後實際可行日期本公司已發行股份1,560,945,596股計算，並假設於股東週年大會前並無發行或購回股份，本公司將可根據此授權購回最多156,094,559股股份。

根據上市規則，本函件附件二為一份說明文件，向股東提供所有合理所需之資料，使股東能在充分掌握有關資料之情況下，決定是否投票同意或反對將在股東週年大會上提呈將該授權展期以使董事可購回股份之決議案。

5. 股東週年大會

股東週年大會將於二零零四年五月二十四日(星期一)上午十一時假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行。大會通告載於本函件附件一。該大會將考慮作為股東週年大會一般事項之若干決議案。此外，亦請股東考慮載於大會通告有關建議修改公司細則之第5項特別決議案及有關授予董事一般授權以發行及購回股份之第6項至第8項普通決議案。

茲隨函附上股東週年大會所用之代表委託書。**無論 閣下是否出席該大會，務請 閣下將代表委託書按其印列之指示填妥並交回**。填妥之委託書須於二零零四年五月二十二日(星期六)上午十一時前交回本公司，地址為香港新界大埔工業邨大發街22號南華早報中心。

按本公司之公司細則第70條，可由(i)主席；或(ii)三名親身或由代表出席的股東；或(iii)一名或多名持有或代表所有有權在會議上表決的股東總投票權不少於10%的股東；或(iv)一名或多名持有或代表授予在會議上表決的本公司實繳股本不少於10%的股東，要求以書面表決。

6. 重新選舉任期屆滿之董事

按本公司之公司細則第99條，於每年的股東週年大會上，三分之一的董事自其上次獲選後而任期最長者將任滿告退。Thaddeus Thomas Beczak先生及利定昌先生為任期最長的董事，並可於股東週年大會膺選連任。Thaddeus Thomas Beczak先生已知會董事會將不再膺選連任，而利定昌先生則願意膺選連任。

利定昌先生，太平紳士，五十歲，為獨立非執行董事，於一九九八年八月加入董事會。利先生為希慎興業有限公司的主席，並出任國泰航空有限公司、恒生銀行有限公司和馬士基(中國)航運有限公司的非執行董事及多間公司的董事。彼為香港地產建設商會副會長。利先生畢業於University of Manchester土木工程系，及為英格蘭與威爾士最高法院認可律師。在最後實際可行日期，利先生並無於本公司及其相聯法團之股份、相關股份或債權證中擁有權益或淡倉。彼與本公司之董事、高級管理人員或主要或擁控制權的股東均無關連。

郭惠光女士於二零零四年二月六日獲委任為本公司的董事。按本公司之公司細則第102(B)條，郭女士之任期至股東週年大會時將屆滿，並可於股東週年大會膺選連任。郭女士願意膺選連任。

郭惠光女士，二十六歲，於二零零四年二月加入董事會。郭女士於二零零三年十月加入本公司。加入本公司之前，彼曾從事投資銀行業務。郭女士畢業於哈佛大學，持有文學學士學位。彼為本公司主席郭孔演先生的胞妹。在最後實際可行日期，郭女士並無於本公司及其相聯法團之股份、相關股份或債權證中擁有權益或淡倉。

7. 推薦意見

董事認為所有建議之決議案皆符合本公司及全體股東之最佳利益，並建議股東投票贊成將在股東週年大會上提呈之各項決議案。

8. 其他資料

茲隨本通函附上本公司二零零三年度年報，請股東參考該年報所載之資料，以作出如何在股東週年大會上投票之決定。

此致　股東台照

主席
郭孔演
謹啟

二零零四年四月十九日

SCMP GROUP LIMITED
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

股東週年大會通告

茲通告SCMP集團有限公司股東週年大會謹訂於二零零四年五月二十四日(星期一)上午十一時，假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行，以處理下列事項：

1. 省覽截至二零零三年十二月三十一日止年度之經審核財務報告及董事會報告與核數師報告。

2. 通過從繳入盈餘賬中派發末期股息分派。

3. 重新選舉任期屆滿之董事，並授權董事會釐訂董事酬金。

4. 重新委聘核數師，並授權董事釐訂其酬金。

5. 作為特別事項，不論作出修訂與否，考慮並酌情通過下列決議案為特別決議案：

「**動議**本公司之公司細則修改如下：

(I) 修改公司細則第(1)A條中「聯繫人」、「結算所」及「法規」如下述之新定義：

「聯繫人」就任何董事而言具有上市規則不時所訂定的涵義；

「結算所」指按證券及期貨條例(香港法例第571章)獲承認為結算所的公司或獲本公司股份上市或掛牌之交易所所在司法轄區之法律承認的結算所或股份托存機構；

「法規」指百慕達公司條例、百慕達一九九九年電子交易條例及現時於百慕達生效而適用於或影響本公司、其組織大綱、及/或此文件之每項其他法令(經不時修訂)；

(II) 公司細則第(1)A條，加入下述新定義：

「地址」具有獲賦予其一般涵義，並包括根據本公司細則用作通訊的任何傳真號碼、電子號碼或地址或網址；

「電子」指有關電動、數碼、磁力、無線、光學電磁力或類似功能的科技及就百慕達一九九九年電子交易條例(經不時修訂)所賦予的其他涵義；

「財務報告全文」指按百慕達公司條例第87(1)條(經不時修訂)所要求的財務報告；

「上市規則」指有關地區的有關交易所之規則、條例或守則；

「財務報告摘要」具有百慕達公司條例第87A(3)條(經不時修訂)所詮釋的涵義；

* *僅供識別*

(III) 緊隨公司細則第76條，加入下述新公司細則第76A條：

76A 當任何股東根據上市規則須放棄就任何個別的決議案表決或被限制就任何個別的決議案只表決贊成或只表決反對，任何違反此項規定或限制而由此股東或其代表所作的表決均不予計算在內。

(IV) 刪除公司細則第98(H)條、第98(I)條、第98(J)條及第98(K)條，並由下述新公司細則第98(H)條、第98(I)條、第98(J)條及第98(K)條取代：

98(H) 董事不得就本身或其任何聯繫人據其所知擁有重大權益的合約或安排或其他建議進行表決(也不得計入法定人數內)，即使董事進行表決，亦不計算其所投票數(也不得計入該決議案的法定人數內)。若有關決議案涉及下述事項，則此禁制將不適用：

(i) 任何有關本公司就下述事項提供任何抵押或賠償保證的合約或安排：

(A) 就董事或其聯繫人因應本公司或其任何附屬公司的要求或為本公司或其任何附屬公司的利益而借出款項或構成責任或作出承擔而向該董事或其聯繫人提供任何抵押或賠償保證；或

(B) 因應本公司或其任何附屬公司的負債或承擔而向第三者提供任何抵押或賠償保證，當中董事本身或其聯繫人單獨或共同提供全部或部份責任承擔或擔保或抵押；

(ii) 任何有關提呈發售或有關由本公司提呈發售本公司或其創立或擁有權益的任何其他公司的股份或債權證或其他證券以供認購或購買而董事或其聯繫人參與或將會參與發售建議的包銷或分包銷的建議；

(iii) 任何有關董事或其聯繫人，不論以高級人員或股東身份，直接或間接在其中擁有權益，或董事或其聯繫人在其中實益擁有股份(惟董事及其聯繫人並非在其中(或該董事或其聯繫人籍以獲得有關權益的任何第三方公司)合計實益擁有任何類別已發行股份或投票權的百分之五或以上)的任何其他公司的建議；

(iv) 任何有關本公司或其附屬公司僱員利益的建議或安排，包括：

(A) 採納、修訂或執行任何董事或其聯繫人可從中受惠的僱員股份計劃或任何股份獎勵或購股權計劃；或

(B) 採納、修訂或執行與本公司或其任何附屬公司之董事、其聯繫人及僱員有關的公積金或退休、死亡或傷殘福利計劃，而其中並無給予董事或其聯繫人任何與該計劃或基金有關的人士一般未獲賦予的特權或利益；及

(v) 任何董事或其聯繫人只因其在本公司股份或債權證或其他證券擁有的權益，而與本公司股份或債權證或其他證券的其他持有人以同一方式在其中擁有權益的合約或安排。

98(I) 如果及只要(但也只有在「如果及只要」的情況下)某董事連同其聯繫人(直接或間接)持有或實益擁有某公司(或其籍以獲得有關權益的任何第三方公司)任何類別股本百分之五或以上，或該公司股東可有的任何類別股本表決權百分之五或以上，該公司即被視為一家由該董事及其聯繫人合計擁有任何類別股本或表決權百分之五或以上的公司。就本段而言，但凡董事或其任何聯繫人以被動受託人或保管受託人身份持有但其本身或其任何聯繫人並無實益利益的任何股份、董事或其任何聯繫人在其中的利益為復歸權或剩餘權之信託(如果有及只要有若干其他人士有權收取該信託的入息)的任何構成股份，以及董事或其任何聯繫人只以單位持有人身份佔有利益之認可單位信託計劃的任何構成股份及在股東大會上並無表決權及並無或受極大限制之股息及股本回報權的任何股份，一概不予計算。

98(J) 若董事或其任何聯繫人合計擁有任何類別股本百分之五或以上，或該公司股東可有的任何類別股本表決權百分之五或以上的公司於某交易中佔有重大利益，該董事也將視為該交易中佔有重大利益。

98(K) 任何董事會會議上如有關於個別董事(主席除外)或其聯繫人的利益是否重大或關於任何董事(該主席除外)是否有權表決或計入法定人數等問題，而該問題又不因該董事自願放棄表決權或不計入法定人數而解決，則須將該問題提交主席，主席對其他董事的裁決將為最後及最終定論，除非有關董事或其聯繫人之利益就該董事所知的性質及程度未有向董事會公平地披露，則作別論。如任何上述問題是有關於主席，則須將該問題交由董事會決議來決定(就此而言，該主席將不計入法定人數，亦不得就此事表決)，而該決議將為最後及最終定論，除非該主席之利益就其所知的性質及程度未有向董事會公平地披露，則作別論。

(V) 在現有公司細則第103條的結尾加入以下字句「按本細則要求遞交通告的期限，在不早於舉行選舉的會議通告派發後當日及不遲於此會議舉行日期之前七天的期間內。」。

(VI) 在現有公司細則第162(A)條的開端加入以下字句「在下文第(B)段之規限下，」。

(VII) 刪除現有公司細則第162(B)條，並緊隨公司細則第162(A)條，加入下述新公司細則第162(B)條及第162(C)條：

162(B) 本公司可向(根據法規及香港聯合交易所有限公司訂明之任何適用規則)已同意及選擇收取財務報告摘要代替財務報告全文的公司股東遞送財務報告摘要。財務報告摘要必須隨附核數師報告及告知股東如何通知本公司其選

擇收取財務報告全文的通告。財務報告摘要、通告及核數師報告必須於股東大會舉行前最少二十一天，遞送予該等同意及選擇收取財務報告摘要的股東。

162(C) 在公司法第88條之規限下，本公司將於接獲股東通知選擇收取財務報告全文之七天內，向股東遞送財務報告全文。

(VIII) 刪去現有公司細則第167條，並以下述新公司細則第167條及第167A條代替：

167(A) 除在其他地方明確指明外，根據本公司細則向任何人士發出通告或由任何人士發出通告，須以書面形式或(法規及香港聯合交易所有限公司不時訂明之任何適用規則及在此公司細則之規限下)登載於電子通訊發出。召開董事會議的通告無需為書面形式。

(B) 本公司向任何股東送達或送呈任何通告或文件(包括股票)，可按登記冊內所載該等股東的登記地址以親身遞送或以預付郵費的信封或包裹紙郵寄，或留置於上述登記地址，或按有關股東以書面形式所授予的其他方法，或最少分別在一份於香港流通之英文報章及中文報章刊登廣告。如為聯名股份持有人，所有通告須向股東名冊內排名於首之其中一位聯名持有人發出，並可視為已充份送達通告予全體聯名持有人。不限於上述方式但受限於不時由香港聯合交易所有限公司訂明的規則，本公司向任何股東送達或送呈任何通告或文件，可按有關股東不時授予的地址以電子方式發出，或登載於電腦網絡，並通知有關股東(以其不時授予的方式)已刊載該通告或文件。

(C) 本公司可在送遞或傳送日期前任何不多於十五天的時間，參照登記名冊內所載的資料送達或傳送任何該等通告或文件。在該日後登記名冊有任何變更也不會導致送達或傳送失效。若任何通告或文件根據本公司細則已送達或傳送予有關股份的任何人士，從該股份取得任何權益或權利的人士，均無權再獲送達或傳送該通告或文件。

167A(A) 任何需要送交或送達本公司或本公司任何人員的通告或文件，可送交或留置該通告或文件或以預付郵費的信封或包裹紙郵寄予本公司或該人員於本公司之總辦事處或註冊地址。

(B) 董事可不時指定以電子形式送交本公司的通告所採用的形式及方式，包括一個或以上接收電子通訊的地址，並可指定適合核證任何有關電子通訊的真確性或完整性的程序。只有在符合董事指定的要求下，才可以電子形式向本公司送交通告。

(IX) 刪去現有公司細則第169條，並以下述新公司細則第169條代替：

169 任何通告或其他文件如以郵寄(預付郵費)方式發出，會視作已於載有通告或文件之信件、信封或包裹紙寄出後之翌日送達或傳送。如可證實載有通告或文件之信件、信封或包裹紙已妥為列明地址及預附郵費寄出，則可作為送達之充分證明。任何通告或文件如不以郵寄方式發出而由本公司留置於登記地址，會視作已於留置通告或文件當天送達或傳送。任何通告或其他文件如以電子通訊方式(包括透過任何有關系統)送遞，會視作由本公司或代表本公司傳送此電子通訊後之翌日發出。任何通告或文件如由本公司按有關股東以書面形式授予的其他方法送達或傳送，會視作已於本公司進行所授予的行動後送達。任何通告或其他文件如以刊登廣告方式或登載於電腦網絡上，會視作已於刊登當天送達或傳送。」

6. 作為特別事項，考慮並酌情通過下列決議案為普通決議案：

「**動議**：

(a) 在下文(c)項之規限下，一般及無條件批准董事於有關期間內行使本公司所有權力，以配發及發行股份或可兑換為股份或購股權或認股權證或可認購任何股份之類似權利之證券，並訂立售股建議或協議或授出須要或可能須要配發及發行股份之購股權；

(b) 上文(a)項之批准可授權董事在有關期間內訂立售股建議或協議或授出須要或可能須要於有關期間內或結束後配發及發行股份之購股權；

(c) 董事依據上文(a)項及(b)項之批准所配發或同意配發之股本總面額，除按(i)供股；(ii)根據可兑換為股份之任何證券之條款行使兑換權；(iii)任何購股權計劃或本公司當時採納以向本公司及/或其任何附屬公司之高級人員及/或僱員授出或發行股份或可認購股份之權利之類似安排；(iv)根據本公司已發行之任何認股權證的條款行使認股權；或(v)任何代息股份或類似安排，以便根據本公司細則配發股份以取代全部或部份股息者外，不得超過本公司已發行之現有股本面額之20%；及

(d) 就本決議案而言，「有關期間」指由本決議案獲通過之日至下述各項中最早之日期：

(i) 本決議案獲通過後之本公司下屆股東週年大會結束之日；

(ii) 本公司之公司細則或適用之法例規定須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案以撤銷或修訂本決議案之授權之日；

「供股」指於董事所訂定之期間內，向於指定記錄日期名列股東名冊之股份持有者(及如適用時，有權獲配售本公司其他權益證券的持有者)按其當時持有該等股份或其

他權益證券的比例配售新股之建議（惟董事有權就零碎股份或因香港以外任何地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定，作出其認為必須或權宜的豁免或其他安排）。」

7. 作為特別事項，考慮並酌情通過下列決議案為普通決議案：

「**動議**：

(a) 一般及無條件批准董事於有關期間內及在遵守所有適當法例及/或上市規則之要求，行使本公司之所有權力以購回股份；

(b) 本公司依據(a)項之批准於有關期間內購回股份之面值總額，不得超過本公司已發行股本面值總額之10%，而上述批准亦受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案獲通過之日至下列各項中最早之日期：

(i) 本決議案獲通過後之本公司下屆股東週年大會結束之日；

(ii) 本公司之公司細則或適用之法例規定須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案以撤銷或修訂本決議案之授權之日。」

8. 作為特別事項，不論作出修訂與否，考慮並酌情通過下列決議案為普通決議案：

「**動議**在上文第6項及第7項決議案獲通過後，根據上文第6項決議案授予董事一般授權以配發及處理本公司股本中之額外股份數額，將根據上文第7項決議案授權董事購回本公司股本中之股份面值總額之數額而擴大，惟此等數額不得超過本決議案通過當日本公司已發行股本面值總額之10%。」

承董事會命
公司秘書
梁慧寶

香港，二零零四年三月三十日

附註：

(1) 凡有權出席及在上述大會投票之股東可委派一位或多位代表出席及投票，代表人無須為本公司股東。

(2) 代表委託書須於二零零四年五月二十二日（星期六）上午十一時前送達香港新界大埔工業邨大發街22號南華早報中心，方為有效。填妥及交回代表委託書後，股東仍可親自出席投票。

(3) 本公司將由二零零四年五月十八日（星期二）至二零零四年五月二十一日（星期五），首尾兩天包括在內，暫停辦理股票過戶登記手續。為確保可出席股東週年大會，所有過戶文件連同有關股票，必須於二零零四年五月十七日（星期一）下午四時前送達本公司在香港之股票過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓，辦理過戶登記手續。

附件二

說明文件

本說明文件是關於擬在股東週年大會上通過的第7項決議案。該決議案為一項普通決議案，授予董事一項一般授權，可透過聯交所購回股份。本文件包含依據上市規則第10.06(1)(b)條規定須提供給股東的一切資料，以便彼等決定對該項普通決議案投贊成或反對票。

1. 上市規則

(a) **股份數額**： 本公司擬購回的股份乃已全部繳足之股本。一間在聯交所作主要上市的公司，其股份的一切購回建議，必須採用一般授權或特別批准一項特別交易的方法，由一項普通決議案事先給予批准。

於最後實際可行日期，本公司之已發行股本包括1,560,945,596股股份。假設並無於股東週年大會前發行及購回股份，以及在股東週年大會上通過普通決議案授權董事購回股份，則本公司可在由通過此決議案之日起至本公司下屆股東週年大會結束之日，或按照本公司之公司細則或任何適用法例規定本公司下屆股東週年大會召開期限屆滿之日，或本公司股東在股東大會上通過一項普通決議案撤銷或修改此項決議案之日(以其中的最早日期為準)止的期間內，最多可購回156,094,559股股份，相當於本公司於決議案通過之日已發行股本之10%。

(b) **款項來源**： 股份回購必須使用可為此目的而合法動用的資金。

現時建議之任何股份回購應動用該購回股份的已繳股款、本公司可用作派息的利潤、本公司的股份溢價賬及/或繳入盈餘賬支付。

2. 購回股份的理由

董事相信，由股東授予董事一般權力在市場上購回股份乃符合本公司及股東的最佳利益。此種股份回購，依據當時的市場情況及融資安排，可能會增加本公司資產淨值及本公司每股資產值及/或盈利。股份回購亦只會在董事相信有利於本公司及股東的情況下方會進行。

3. 購回股份所需款項的來源

購回股份時，本公司只可使用按其組織大綱及公司細則以及香港和百慕達適用法律的規定可為此目的而合法使用的資金。

基於本公司截至二零零三年十二月三十一日(即最近期公佈的本公司經審核財務報告之結算日)的綜合財務狀況，董事認為全面行使購回股份授權將可能會(相對於其在二零零三年十二月三十一日的狀況而言)對本公司的流動資金狀況產生實質性的不利影響。在可能會(相對於最近期公佈的本公司經審核財務報告中披露的狀況而言)對本公司的流動資金狀況或資產負債比率狀況產生實質性不利影響的情況下，本公司不會購回股份，除非董事認為，儘管會產生實質性不利影響，購回股份仍符合本公司的最佳利益。

4. 一般説明

董事或(在作出一切合理詢問後及盡彼等所知)其聯系人士，現時並無任何意願在股東通過該項決議案後向本公司出售任何股份。

董事已向聯交所保證，只要情況許可，彼等將按照上市規則和百慕達適用的法律行使購回股份授權。

倘若由於根據購回股份授權而行使權力回購股份，導致某一股東在本公司投票權上的權益按比例增加，則有關增加將視作收購論，並可能引致須根據收購守則第26條提出全面收購建議的責任。

本公司在最後實際可行日期前六個月內沒有(不論是否在聯交所)購回股份。

在最後實際可行日期，本公司獲通知Kerry Group Limited(透過其附屬公司及控制的法團)持有合共594,926,000股股份，佔本公司已發行股本總額之38.11%。除獲證券及期貨事務監察委員會企業融資部之執行理事授予豁免外，任何在本公司的權益增加而超出收購守則第26.1條所訂定之2%自由增購率，將引致須根據收購守則第26條提出全面收購建議的責任。倘若董事根據授權全面行使權力回購股份，而Kerry Group Limited及/或其一致行動之人士(以下統稱「Kerry Group」)的總持股比率將增加超過2%。有關增加會引致Kerry Group須根據收購守則第26條提出全面收購建議的責任。

除上文所述者外，董事並無察覺根據購回股份授權而行使權力回購股份，將產生任何須遵照收購守則及香港公司股份購回守則而承擔之後果。

沒有任何關連人士(如上市規則所釋義)通知本公司其現時有意在本公司獲授權購回股份時出售股份予本公司，或作出不出售股份之承諾。

在本説明文件付印前十二個月期間的每一個月，股份在聯交所交易之最高及最低價格如下：

年份	月份	最高交易價 (港元)	最低交易價 (港元)
二零零三	四月	3.050	2.700
	五月	3.250	2.900
	六月	3.500	2.975
	七月	3.375	3.000
	八月	3.625	3.050
	九月	4.325	3.300
	十月	4.300	3.500
	十一月	3.900	3.375
	十二月	3.700	3.325
二零零四	一月	4.050	3.375
	二月	3.900	3.475
	三月	3.625	3.075

ANNUAL REPORT **2003**


100
YEARS OF NEWS WITH A VIEW

SCMP Group Limited

A panorama of Hong Kong, Kowloon and the surrounding hills seen from the Peak in the 1950s.



CONTENTS


CENTENARY EDITION
South China Morning Post
Bak Lin Sau Hing
百年壽慶
100

The Centenary edition of the *South China Morning Post* on 6 November 2003

GROUP PROFILE

ABOUT THE GROUP

SCMP Group Limited is the holding company of South China Morning Post Publishers Limited and other publishing subsidiaries. Our core business is newspaper and magazine publishing but we also hold interests in retailing and other businesses and investments. SCMP Group Limited is listed on the Hong Kong Stock Exchange under the symbol 0583.

PUBLISHING

Newspapers

Our flagship newspaper, the *South China Morning Post*, is Asia's premier English language newspaper with the highest audited circulation of any English language newspaper in Hong Kong. The *South China Morning Post* and *Sunday Morning Post* are leading commentators on Greater China and widely read by opinion leaders and decision makers. Our newspapers command premium rates due to their first-rate readership and leading position in advertising. SCMP.com is the largest subscription-based news website in Asia with more than 20,000 active subscribers.

Magazines and Books

We publish the leading Chinese editions of international magazine titles in Hong Kong. SCMP Hearst Publications Limited, a joint venture with Hearst Magazines International, publishes the Chinese editions of COSMOPOLITAN, HARPER'S BAZAAR and CosmoGIRL!. We also publish AUTOMOBILE for the Hong Kong market.

SCMP Book Publishing Limited publishes and distributes a wide selection of English and Chinese books for the Hong Kong market.

RETAILING

SCMP Retailing (HK) Limited operates 88 Daily Stop convenience stores. These stores are strategically located in MTR and KCR stations, popular shopping malls and housing developments throughout Hong Kong.

OTHER BUSINESSES

Video-Film Productions Limited produces corporate videos and provides commercial film post-production and transfer services.

Capital Artists Limited holds the rights to a library of music recordings by some of Hong Kong's leading artists. Its operation has been suspended since October 2001.

INVESTMENTS

The SCMP Group has a 20.3% interest in The Post Publishing Public Company Limited, the publisher of the Bangkok Post, Thailand's leading English language newspaper.

We also hold a 45% share in a joint venture with Dymocks Franchise Systems (NSW) Pty Ltd of Australia, which franchises the Dymocks Bookstore chain in Hong Kong.

FINANCIAL HIGHLIGHTS

	2003 HK$	**(Restated) 2002 HK$**
Turnover ('000)	**1,279,996**	1,364,925
Operating profit ('000)	**47,480**	135,470
Profit before tax ('000)	**47,413**	134,798
Net profit ('000)	**1,762**	108,766
Net profit before revaluation deficit ('000)	**113,808**	183,827
Earnings per share (cents)	**0.11**	6.38
Earnings per share before revaluation deficit (cents)	**7.29**	10.79
Dividends per share (cents)	**6.0**	8.0
Shareholders' funds ('000)	**1,470,024**	1,528,754
Total assets ('000)	**1,986,460**	2,125,872
Bank borrowings ('000)	**230,000**	310,000
Finance costs ('000)	**5,194**	1,097
Net cash ('000)	**159,804**	138,992

Comparative Returns


40%
20%
0%
-20%
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
SCMP Group Limited
Hang Seng Index



CHAIRMAN'S LETTER

Dear Shareholders,

In November 2003, the *South China Morning Post* celebrated its 100th Anniversary. In this historic year, it is my privilege to present the annual report, which covers the financial results of the SCMP Group, for the twelve months ending 31 December 2003.

2003 turned out to be one of the most unpredictable and difficult years in decades for our Company and our clients. For Hong Kong, the defining event of 2003 was without doubt the Sars outbreak. Through it all, the people of Hong Kong responded with courage, resilience and compassion.

The *South China Morning Post* played an important role in keeping the public informed about Sars. In response to the outbreak, the newspaper launched 'Project Shield' to raise money to buy protective clothing and medical equipment for Hong Kong's medical workers. What started out as a call for readers' pledges ended up rallying support from the entire Hong Kong community. Project Shield raised more than HK$21 million from more than 10,000 individuals, organisations and companies, reaffirming the strength and standing of the *South China Morning Post* brand within the local community.

Sars significantly weakened the economy of Hong Kong and the overall business of the SCMP Group. Immediately after the WHO travel alert on Hong Kong in March, visitor arrivals to the city plummeted to unprecedented low levels forcing airlines and hotels to take drastic measures to reduce loss. Throughout this period, our newspapers and magazines suffered from significant declines in advertising activity and subscription sales. Our retailing business was also adversely affected as most people stayed indoors during the outbreak and passenger traffic fell in MTR and KCR stations where a significant portion of our retail outlets are located.

Centenary

In the same year that we faced these unprecedented challenges, we also recorded an extraordinary moment in the Company's history. In November 2003, we celebrated the centenary of our flagship publication, the *South China Morning Post*. Highlights included the publication of Post Impressions, a book of superb quality, containing 360 select photographs illustrating ten decades of Hong Kong's history in good times and bad. We also organised a photographic exhibition that toured all the major retail shopping malls across the city and sponsored the South China Morning Post Centenary Cup horse race at Happy Valley.

The front page of the Centenary edition of the *South China Morning Post* featured Chinese calligraphy and included a 48-page special section chronicling the birth and evolution of the newspaper. The newspaper's founder, Tse Tsan-tai, who was also an aviation pioneer, would have been delighted with the front-page story covering the visit to Hong Kong of the first Chinese astronaut. The issue also came with an 8-page souvenir reprint of the very first edition that appeared on 6 November 1903.

Financial Performance

The Sars outbreak, combined with Hong Kong's already weak economy, had an adverse effect on the financial performance of the SCMP Group.

Net revenues declined by 6% to $1,280 million. Net earnings before revaluation deficit were $113.8 million, or HK7.29 cents per share. Including the revaluation deficit, net earnings were $1.8 million, or HK0.11 cents per share. The Directors are recommending a final dividend distribution of HK4 cents per share.

The SCMP Group continued with its cost management programme that began in 2001. We consolidated our city offices under one location and renewed our lease at more favourable terms. Our headcount declined 4% to 1,247, mostly through attrition. In response to Sars, many of our staff took a voluntary 5% and 10% pay cut.

Junction of Nathan Road and Gascoigne Road in 1950. On the left is the Alhambra Theatre.



In view of the continuing uncertainty in the property market in 2003, the Directors have considered it prudent to make an additional provision of $112 million (net of revaluation gain on other properties) for TV City and Leighton Road properties during the year. At the same time, we are continuing with an application for conversion of TV City land to residential use with a view to maximising its value.

We re-evaluated our investments in a number of areas, including China, based on our conviction that each business must create compelling opportunities to enhance our service to our clients and create shareholder value.

Looking Ahead

Although we cannot control the external forces that shape our operating environment, we can control how we manage our business and execute our strategy. The SCMP Group's emphasis for 2004 is on profitable market share and operating discipline.

We are executing strategies on several fronts aimed at steadily improving our business. We believe the way to build on the franchise of *South China Morning Post* and our other publications is to refresh and reinvigorate them, making them relevant and exciting to readers and advertisers alike. We are focusing on aligning editorial and commercial efforts across our mastheads. With the rollout of an enterprise advertising system scheduled for completion in 2004, we will bring more resources to bear on our publications and offer better quality and service to our clients. We will continue to look at new consumer magazine titles that expand our revenue streams, even as COSMOPOLITAN maintains its position as the leading women's title in Hong Kong.

We will continue to grow our retailing business organically, building a critical mass of close to 100 outlets and will look at ways to maximise returns from our remaining non-core assets.

An Expression of Thanks

On behalf of the Board, I wish to thank the Management and staff for their dedication and enthusiasm as we navigated through an extraordinary year. The professionalism and capabilities of our staff were highlighted as each team quickly and efficiently deployed contingency plans to cope with the challenge of the Sars crisis. The generosity of those who took a voluntary pay cut matched by Directors who took a cut in fees to help the Company get through this prolonged downturn is especially appreciated.

I would like to thank my fellow board members for their valued counsel and support. The Board also records its appreciation of Mr. Tad Beczak who resigned as Publisher of South China Morning Post Publishers Limited on 31 December 2003.

Hong Kong and its residents have shown that they can respond remarkably well to challenges and adversity. Over the last century, much has changed and much has been accomplished. As we look forward with a renewed sense of purpose and confidence, we believe that Hong Kong is poised for an exceptional future. In anticipation of the continued support of readers, advertisers, clients and shareholders, thank you.

Kuok Khoon Ean
Chairman
Hong Kong, 30 March 2004

MANAGEMENT'S REPORT


South China Morning Post
Merry Christmas
聖誕快樂
South China Morning Post
These people died fighting a disease that struck down 378 of their colleagues. In total, 1,755 Hong Kong residents were infected, 321 at Amoy Gardens alone, and 296 died. 1,262 people were put in isolation, 13,300 jobs were lost and 4,000 businesses folded.
WHO gives
SOUVENIR EDITION
South China Morning Post
Yang Liwei landed safely at 6.23am yesterday, 21 hours and 23 minutes after he blasted off for space. China's pioneer astronaut was rushed to Beijing and fêted as a hero. He is now a symbol of the nation's drive to be a modern power.

Memorable *South China Morning Post* front pages in 2003. From bottom: China's first astronaut, Sars, the first Christmas Day edition.

NEWSPAPER PUBLISHING

2003 marked the centenary of the SCMP Group's flagship publication, the *South China Morning Post*. Since 1903, the newspaper and its ownership have changed many times over but its brand and market leadership have endured. This has allowed us to face an exceptionally difficult year from a position of strength – in independent journalism, client relationships and financial base.

The centenary was an editorial highlight of the year resulting in a number of special supplements. On 6 November 2003, we published a special report covering the newspaper's role in Hong Kong over the past 100 years. On the same day, we printed and distributed an eight-page reproduction of the first edition published on 6 November 1903 as a souvenir. And on 9 November 2003, a bumper 108-page edition of the Post Magazine traced a century of news highlights. Another insert showed how advertisers and advertisements have evolved over the years.

Circulation and Readership

One of the biggest challenges we faced in 2003 was to maintain circulation and readership amid continued economic weakness. Newspaper sales to airlines, hotels and other business establishments declined significantly due to the Sars outbreak.

Circulation of the *South China Morning Post* in the first half of 2003 declined by 12% compared to the same period in 2002. Circulation in the second half declined by 8% compared to the same period in 2002 due to some recovery from the impact of Sars.

Circulation of the *Sunday Morning Post* was similarly affected, declining 18% and 7% in the first and second half of 2003, respectively compared with the same period in 2002. The increase in cover price of the *Sunday Morning Post* from $7 to $8 in April led to an increase in revenue but a decline in copy sales.

Wyndham Street in 1920



South China Morning Post


Circulation
120,000
100,000
80,000
60,000
40,000
20,000
0
104,406
104,484
92,271
96,389
1H
2H
2002
1H
2H
2003

Sunday Morning Post


Circulation
120,000
100,000
80,000
60,000
40,000
20,000
0
90,868
81,719
74,829
75,896
1H
2H
2002
1H
2H
2003

Note: All circulation figures are audited except for 2H 2003

We launched several marketing campaigns to counter the impact of Sars, including a newspaper sampling campaign targeted at new and infrequent readers and subscription and copy sales promotions tied to our centenary activities.

We maintained our long-term dominance of English language newspaper readership in Hong Kong with 96% market share as at June 2003 (AC Nielsen Media Index 2003 Mid-year Report).

A core strategy in maintaining readership of our newspapers is to refresh and reinvigorate them so that they continue to be relevant to our readers. In March, we relaunched *South China Morning Post* anchored on three sections – main, business and city – to offer a sharper, focused read around key areas of interest and to strengthen the newspaper as a platform for advertisers who want a more targeted reach.

The main news section features the major headline news in Hong Kong, Greater China and the rest of the world, together with informed analysis, opinions and commentaries on pressing issues. The business section continues to provide the most thorough coverage of Hong Kong and China business stories and analysis, particularly developments in the Pearl River Delta and how they impact Hong Kong business and the economy. The city section covers news of local interest, as well as lifestyle, listings and sports.

In August, we launched a weekly tabloid supplement covering soccer matches following the legalisation of soccer betting in Hong Kong.

One of our priorities in 2004 is to increase China news coverage. Economic integration and cooperation between Hong Kong, the Pearl River Delta and Shanghai are gaining momentum. Preparations for the 2008 Beijing Olympics and 2010 Shanghai World Expo are underway, creating much anticipation. Currently, we have one of the largest teams of correspondents in the mainland among international newspapers with six correspondents in Beijing, two in Shanghai, one in Guangzhou and one in Shenzhen. We will continue to distinguish ourselves by our expertise, breadth and depth of reporting and analysis on Hong Kong and China.

Display Advertising

With the exception of the first and fourth quarters, 2003 was marked by cutbacks in ad spending. Business travel, banking, retail and property were particularly affected. Our strategy throughout the Sars period was to offer more value added services to advertisers while keeping our rates flexible.

The second half of the year benefited from aggressive marketing campaigns notably from hotels and restaurants, airlines and other tourism-related businesses backed by the government's economic stimulus measures. To provide greater incentives to advertisers, we worked in partnership with them to promote consumer spending after Sars. Some of the initiatives included partnerships with property developers to promote their shopping malls and with hotel and restaurant groups. Other promotion schemes were tied to newspaper readers' benefits.

We expanded our efforts to help advertisers reach visitors from the mainland through special supplements, including a bilingual special report distributed by the Hong Kong Tourism Board. In 2004, we will create more platforms for advertisers to reach a Chinese audience by developing more bilingual special supplements and joint special reports with mainland newspapers. At the same time, we intend to expand our sales team to aggressively pursue advertising opportunities with mainland companies looking to raise their profile in Hong Kong.

Our core readership in Hong Kong remains strong, supporting our premium rates. The *South China Morning Post* is the clear leader in many categories important to advertisers.

- Over 74% of readers are college or university graduates
- 49% of readers are visible achievers, typically 35 years old or younger, tertiary educated and holding professional or managerial positions
- 30% of readers earning more than $25,000 a month are decision makers
- 37% of readers own properties in Hong Kong and 12% intend to buy one within a year
- 45% of readers own properties overseas and 22% intend to buy one within a year
- 25,000 readers take six or more business trips a year
- 38% of readers earning more than $25,000 a month own a platinum card
- 50,000 readers dine out at least once a month
- 93% of readers own a computer at home, 22% own more than one computer

Classified Advertising

One of the main challenges in 2003 was to maintain revenues amid record high unemployment and intense competition in recruitment advertising. An already weak economy was further undermined by Sars. Recruitment activity almost came to a halt, particularly in the second quarter, as companies took drastic steps to cope with the impact of Sars.

In this environment, we took steps to turn adversity into opportunity. Starting in May, we offered a 25% discount to all recruitment advertisers. The discount was reduced to 20% in June and 15% in July until December. We also distributed promotional copies of *Classified Post* in selected high traffic areas. These moves increased our market share and improved response rates during the period. To increase revenue and expand job offerings in a weak market, *Classified Post* produced industry supplements in partnership with professional associations.

Our recruitment magazine, *Jiu Jik*, has developed a loyal readership through its MTR network distribution and is now widely recognised as an effective recruitment channel for junior positions. Rates however, continue to be under pressure from competition.

Business notices stayed strong, particularly in the last quarter, as investor confidence returned and capital markets activities resumed. We achieved a 68% market share of the main board listings in 2003, more than double our market share in 2002.

Our classified franchises remain strong, with opportunities to provide continuing growth. Notwithstanding the softness in recruitment advertising over the last few years which has affected advertising volumes and yields, we are well positioned to benefit from a recovery. Our brands remain the strongest in the market. We have strategies in place, offering total solutions in print and online, to provide the best platforms for recruitment branding and advertising and to be the best source of jobs for our readers.

This man-eating tiger was shot near Fanling in 1915



SCMP.com

In 2003, SCMP.com became profitable on an earning before interest, tax, depreciation and amortisation ("EBITDA") basis. This turnaround in performance was achieved through growth in subscription, advertising and content sales revenue and a sharp reduction in operating expenses, in particular staff costs and fees to online information providers.

SCMP.com is Asia's largest paid subscription news site, with over 20,000 subscribers. After putting in place a paid subscription model in 2002, 2003 was the first year we had to pursue a subscription renewal campaign. We rolled out a comprehensive marketing campaign with a target renewal rate of 50%. By expanding our regional and international subscriber base and focusing on value added products and services, we achieved a 62% renewal rate. Our international subscriber base grew 23% to over 30% of subscribers. To some extent, the Sars crisis promoted the news site as more people turned to the internet for up-to-date news and information.

We launched a number of innovations and new products, including a Chinese news digest, translating major news from Hong Kong's Chinese press into English and making them available through the website. We also added interactive functions that enable both subscribers and non-subscribers to exchange views on current issues. Online advertising benefited from new advertising formats such as content marketing, which provided advertisers with a platform to sponsor editorial content.

Our strategy in 2004 is to provide subscribers with a more valuable online experience. We will continue to innovate to enhance the experience of our users. With more and more news sites moving to a paid access model, we are looking at raising subscription rates in 2004. We will continue to develop new online advertising formats to bundle with print ads to offer advertisers multi-media options.

Outlook

We anticipate that the coming year will continue to be unpredictable. Although there are some signs of improvement in display advertising in the second half of 2003 and in recruitment advertising in early 2004, advertisers are still fairly cautious.

MAGAZINE PUBLISHING

SCMP Hearst Publications Limited

We faced another competitive year in magazine publishing. Competing titles cut cover prices and ad rates, putting pressure on advertising and circulation revenue. To offset the decline in revenue especially in the second and third quarters, we reduced advertising and promotion activities and found ways to print more efficiently to lower production costs. We matched a fall in circulation sales with smaller print runs. HARPER'S BAZAAR was hardest hit by Sars due to its reliance on luxury goods advertising.

COSMOPOLITAN's strong performance in the first and fourth quarters of the year cushioned the impact of Sars on advertising revenue. In 2003, despite the weak economy and strong competition, the title recorded its highest ever advertising revenue in its 19 years of publication.

CosmoGIRL! also recorded impressive growth in 2003. Its circulation increased 59% compared with 2002. The title's audited circulation was 38,968 as at 31 December 2003.

Despite the strong performance from our titles, we are cautiously optimistic about the prospects for 2004. There is potential for growth, especially if the improvement in domestic demand is sustained. We will continue with subscription promotions to retain readership and circulation. We will also continue to invest in content, particularly for CosmoGIRL!, to drive its long-term profitability and brand recognition.

SCMP Haymarket Publishing Limited

The performance of AUTOMOBILE has been hit hard by Hong Kong's weak car market. The announcement of an increase in motor vehicles' first registration tax early in the year, followed by Sars, dampened demand. In view of the difficult business conditions, we focused on cost savings. Our efforts to maintain the title's leading position in Hong Kong and to increase advertising revenue through new advertising categories will continue in 2004. The title is ideally positioned to capture opportunities in the car sector as the economy improves and car enthusiasts seek to fulfill long-delayed buying and replacement decisions.

On 2 March 2004, the SCMP Group and Haymarket entered into a termination and release agreement as a result of which the SCMP Group acquired Haymarket's 49% interest in the joint venture and will continue with the publication of AUTOMOBILE. Furthermore, Haymarket will continue with the publication of CEI Asia Pacific and the Chinese editions of AUTOCAR and STUFF, which are Haymarket's titles. The termination of the joint venture will allow us to focus on developing our existing titles in Hong Kong and to pursue opportunities to launch titles other than those in the Haymarket portfolio.

BOOK PUBLISHING

The book publishing business recorded growth in both sales and profitability. In response to increasing competition from China where books can be produced cheaply, we have focused on quality, market niches and certain areas of expertise. We also became involved in English language publishing during the year.

Our participation at the Hong Kong Book Fair generated the highest sales in five years. Our writers are receiving much critical praise. We are negotiating exclusive contracts with best-selling writers to maintain our competitive advantage.

We are positive about the prospects in 2004. We are developing a series of business books and will offer contract publishing. We intend to publish more English books, mainly translations of Chinese titles, some of which will be promoted in partnership with the *South China Morning Post*. We will develop new sales channels such as airport bookshops and online sales and will seek distribution opportunities in Singapore, Malaysia and the US.

RETAILING

The difficulties we faced in 2003 prompted further restructuring of our operations. During the year, we paid close attention to product mix and category management to grow revenue. Unprofitable outlets were closed. Temporary rent reduction from some landlords were negotiated during the Sars period and other cost-saving measures were taken.

We opened 12 new outlets, including five along the new West Rail KCR, and closed seven unprofitable shops. As at 31 December 2003, there were 88 Daily Stop outlets in operation.

We took several measures to drive revenue and improve profitability. We are negotiating better terms with suppliers to improve margins. We offered new formats for point-of-sales advertising. Shop layouts were improved to drive more traffic and improve operating efficiency. We are rolling out a new point-of-sale system that will allow all outlets to receive payments through Octopus card. We worked closely with our publishing business, using Daily Stop's retail outlets for advertising, promotions and redemption activities for various publications. Every shop now prominently displays the daily headline of the *South China Morning Post* to boost its visibility and drive newspaper sales.

We sold the Health Plus outlets and related trading business in June. Prior to the sale, the operations were focused on shop consolidation and cost control.

In 2004, we will continue to take steps to bring the business back to profitability.

OTHER BUSINESSES

Video-Film Productions Limited

We saw an improvement in business performance with operations showing a profit on an EBITDA basis in 2003. Dubbing and transfer, the most profitable business line, continued to grow helped by the increase in the number of video channels around the region. We secured a prestigious video production contract from the Hong Kong Government to document the West Kowloon Development project. In addition, we saw a slight increase in demand for corporate video production.

To remain competitive and to better serve transfer and dubbing customers, we invested in new equipment and improvements. These included the purchase of a telecine – a machine used for transferring film to videotape.



Lee Lai-shan wins the Olympic gold medal for windsurfing in 1996, the first in Hong Kong's history.

The most exciting market for the company is the mainland, where demand for high quality corporate and commercial video is growing significantly. The introduction of CEPA, a trade agreement between Hong Kong and mainland China, will give rise to more opportunities to tap this market.

Capital Artists Limited

Capital Artists, whose operation was suspended in October 2001, generated royalties and posted record sales in the second half of 2003 due to a strong demand for its old music recordings by Leslie Cheung, a legendary performer who passed away in 2003. We foresee a similar demand in 2004 for Anita Mui's recordings following her demise in late 2003.

INVESTMENTS

The Post Publishing Public Company Limited

The SCMP Group has a 20.3% interest in The Post Publishing Public Company Limited, the publisher of the Bangkok Post. For the year ended 31 December 2003, the company reported revenues of Baht 1,490.6 million and a net profit of Baht 103.6 million.

Dymocks Franchise Systems (China) Limited

The SCMP Group has a 45% interest in a joint venture with Dymocks Franchise Systems (NSW) Pty Ltd of Australia. The joint venture's principal business is to franchise the Dymocks Bookstore chain in Hong Kong. The company has 5 franchised stores in operation as at 31 December 2003.

STAFF

As at 31 December 2003, the Group had 1,247 employees compared to 1,293 as at 31 December 2002.

	2003	2002	% change
Newspapers	687	700	(2)
Retail	272	336	(19)
Magazines and other publications	141	107	32
Video and film post-production	48	47	2
Management and corporate services	99	103	(4)
Total	**1,247**	**1,293**	**(4)**

PROSPECTS

Our business will continue to be driven by the overall performance of the Hong Kong economy. In the last quarter of 2003, the economy rebounded strongly and the momentum continued in early 2004. Advertising and circulation sales have improved but the pace and strength of the recovery remains uncertain.

Our priorities in 2004 include:

- Maintaining the quality of our franchise. We take great pride in our publications and the important role it plays as a voice in the community. Regardless of the operating environment, we will strive to be relevant to our readers, provide the best platform for our advertisers, and maintain long-term relationships with our clients.
- Revenue growth and profitable market share. In our core publishing business, we will launch aggressive marketing and promotion campaigns to drive growth in readership and advertising. We will continue to introduce new and creative advertising formats and strive to drive revenue at each customer interaction. In our other businesses, we will continue to seek efficiency gains and find new ways of increasing profitability.
- Cost management. We will remain focused on disciplined cost control in all our businesses. Our recent and continuing investments in technology are lowering our cost base and improving efficiency. We will continue to take actions necessary to add to our bottom line in the years ahead.

Our long-term focus remains unchanged and on track: delivering relevant content to our readers, offering new platforms and enhancing our ability to serve our advertisers, and making strategic investments to enhance the value of our existing assets or extend our brand. These strategies combined with strong financial discipline place us in a strong position to pursue opportunities for growth as they arise.

CORPORATE CALENDAR

1ST QUARTER



- *South China Morning Post* holds 12th annual Fund Manager of the Year Awards recognising top performing funds and their managers
- SCMP.com launches Greater China news digest summarising top stories from China and Hong Kong and offers news via new PDA platform
- *Classified Post* and *Jiu Jik* draw over 10,000 visitors at the Education and Career Expo, reinforcing leadership in the recruitment industry

2ND QUARTER

- *Sunday Morning Post* increases cover price from HK$7 to HK$8
- *South China Morning Post* with the support of Cathay Pacific and DuPont airlifts 1,000 barrierman outfits to Hong Kong for Sars medical workers


PROJECT
SHIELD
Help protect our frontline workers
Here's how:

- *South China Morning Post* launches Project Shield to raise funds for the protection of front-line medical workers in the fight against Sars
- SCMP Group issues a profit warning on the back of a 30% year-on-year decline in advertising revenue for the period April 1 to May 11 and a significant drop in newspaper subscription sales to hotels and airlines due to the Sars outbreak
- SCMP Group announces a voluntary salary reduction programme in place for the rest of the year
- SCMP Group sells Health Plus, a small retail chain specialising in health products

3RD QUARTER



- *South China Morning Post* holds 29th annual Student of the Year Award with Permanent Secretary for Education and Manpower Fanny Law Chiu-fun as guest of honour
- SCMP Book Publishing achieves its biggest sales ever as a major exhibitor at the Hong Kong Book Fair
- SCMP Book Publishing publishes its first English language books, two business titles and a well-received fortune telling book translated from Chinese
- *South China Morning Post* offers readers a unique collection of 100 postcards featuring photographs from its archives to mark its upcoming centenary



- *Classified Post* and the American Chamber of Commerce organise premier human resources conference – Getting Serious About People: Capitalising on Talent in Greater China with Hon. Chief Secretary Donald Tsang as keynote speaker

4TH QUARTER



- *South China Morning Post* and the Hong Kong General Chamber of Commerce organise the second Pearl River Delta Conference attended by more than 300 business leaders and government officials from Hong Kong and the mainland

- *South China Morning Post* holds Centenary Exhibition, a travelling collection of some of the best photographs from its archives. Overwhelming public response leads to exhibition booked until mid-2004

- *South China Morning Post* publishes Post Impressions, a book featuring the best of Hong Kong's photography from 1903 to 2003, to commemorate its centenary


The South China Morning Post Centenary Cup

- SCMP Group sponsors the Centenary Race meeting in Happy Valley featuring The South China Morning Post Centenary Cup race

- Daily Stop rolls out a new point-of-sale system enabling all outlets to accept payments through Octopus smart card services

- Five new Daily Stop shops open in KCR stations along the new West Rail line

- AUTOMOBILE holds 13th Car of the Year awards. The associated car show attracts over 20,000 visitors in two days



- *South China Morning Post* and DHL hold Hong Kong Business Awards, the most prestigious business award recognising outstanding individuals and their contributions to making Hong Kong one of the best places for business enterprise



- Operation Santa Claus raises a record HK$6.5 million for 12 local charities



CORPORATE GOVERNANCE

The Board of Directors and Management are committed to uphold the SCMP Group's obligations to shareholders and the community. We regard the promotion and protection of shareholders' interests as one of our priorities.

Over the years, the SCMP Group has evolved sound corporate governance mechanisms to ensure it adheres to the highest ethical and business standards. The key test of corporate governance mechanisms is whether they align the interests of management with those of shareholders to adequately protect and promote shareholder interests. We will review these guidelines periodically to ensure they remain relevant in today's fast changing business environment.

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that the Non-executive Directors have not been appointed for a specific term, but are subject to retirement by rotation and re-election in accordance with the Company's Bye-Laws.

The following section sets out our business philosophy and framework of governance.

THE BOARD OF DIRECTORS

The Board of Directors sets the strategic direction and oversees the performance of the SCMP Group's business and management. Senior management is responsible for presenting strategic plans to the Board for review and approval, and for executing business strategy. Apart from its statutory duties, the Board reviews and approves strategic plans, key operational initiatives, annual budgets, major funding and investment proposals, and significant transactions. In addition, the Board discusses major operating issues, evaluates opportunities and business risks, and considers corporate communications and human resources issues. The Board, with the assistance of the Audit Committee, is also responsible for the integrity of the financial statements, and ensures compliance with laws and regulations.

The Board of Directors consists of eight Directors of which three are Independent Non-executive Directors. Each Director brings years of business experience to the Board. Combined the Directors' complementary knowledge, expertise and experience are extremely useful in overseeing the SCMP Group's business. We ensure that the Board is able to exercise its powers by providing all relevant information about business developments at a reasonable time before each Board meeting. The Board holds four meetings annually, at which Directors actively participate and hold informed discussions.

The Board has established two committees to assist in carrying out some of its responsibilities. Each Committee reports regularly to the Board, summarising any significant issues considered and actions taken.

AUDIT COMMITTEE

The Audit Committee comprises two Independent Non-executive Directors with relevant professional qualifications and experience in financial matters. The Audit Committee assists the Board by:

- Reviewing the completeness, accuracy and fairness of interim and full year financial statements
- Reviewing the external auditors' qualifications, independence and performance
- Reviewing and approving the services to be rendered by the external auditors and the associated fees
- Reviewing the system of internal controls in place
- Acting as a communication channel between management, external auditors and the Board

The Audit Committee highlights any significant issues and makes recommendations to the Board. Two meetings between members of the Audit Committee and the external auditors were held in 2003. The attendance record of Audit Committee members at meetings held was 100% in 2003 and 84% in 2002.

The Audit Committee comprises Messrs Peter Lee Ting Chang and Ronald J. Arculli.

REMUNERATION COMMITTEE

The SCMP Group needs to attract and retain the best people to consistently deliver the best products and services. The Remuneration Committee reviews human resources policies, particularly compensation programs, including the grant of share options under the employees' Share Option Scheme, and retirement benefits. The Remuneration Committee comprises three Directors, two of whom are Independent Non-executive Directors.

In 2003, the Remuneration Committee recommended granting share options to selected employees based on their performance and outstanding contributions.

The Remuneration Committee comprises Messrs Peter Lee Ting Chang, Ronald J. Arculli and Kuok Khoon Ean.

MANAGEMENT COMMITTEE

The Management Committee comprises the Chairman, Mr. Kuok Khoon Ean, and heads of the SCMP Group's divisions and key subsidiaries. Meetings are held regularly to:

- Ensure business activities are coordinated and profitable
- Discuss major operating issues
- Evaluate business and operating risks
- Review and propose strategic plans to achieve long term growth and profitability
- Review and approve major expenditures
- Approve partnerships, ventures and disposals of significant assets

The SCMP Group's subsidiaries and key divisions hold weekly operational meetings, the minutes of which are circulated to the Management Committee.

SHAREHOLDER RELATIONS

The Board and senior management recognise their responsibility to look after the interests of the shareholders. Shareholder relations play an integral part in corporate governance. The SCMP Group keeps shareholders informed of its performance, operations and significant business developments in a number of ways.

We report on financial and operating performance to shareholders bi-annually through interim and annual reports. We give shareholders the opportunity to raise concerns at annual general meetings. Our external auditor is requested to attend to answer questions about the external audit and the audit report. Shareholders may visit our website (www.scmpgroup.com) for up-to-date financial and other information about the SCMP Group and its activities.

We host analyst briefings twice a year after the interim and final results are released. In addition, senior management meets regularly with investors to provide information about the SCMP Group's performance and business activities. During 2003, senior management held twenty group and one-on-one investor meetings.

We have appointed a contact person, set out in the Corporate Information section of this Annual Report on page 79, whom shareholders and other interested parties can contact to obtain information not available from our website or annual reports.

We promote fair disclosure of information to all our investors.

Staff of the *South China Morning Post* in the early 1970s.



CORPORATE DISCLOSURE POLICY

We have a corporate disclosure policy that ensures full and timely disclosure of material information and to give all shareholders an equal opportunity to access such information.

In the event of any material information that is required for public release in accordance with the law or the Listing Rules, the corporate disclosure policy ensures that the SCMP Group notifies the public through company announcements published in English and Chinese newspapers. The Board will review potential disclosures and decide what information should be disclosed. Only the Board is authorised to approve, on behalf of the SCMP Group, any announcements before release by the Legal and Corporate Secretarial department.

In addition to statutory reporting obligations, we provide timely information about corporate affairs by issuing press releases through the Corporate Communications department.

DEALINGS IN SECURITIES

We have an internal code, which conforms with the provisions of the Code of Best Practice in the Listing Rules, that guide Directors and staff about dealing in the Company's securities. In addition, we will be adopting the newly amended Model Code for Securities Transactions by Directors of Listed Issuers issued by the Hong Kong Stock Exchange. Apart from information obtained from the disclosures made by the Directors under the Securities and Futures Ordinance, we have a system of reporting Directors' securities dealings to the Chairman and the Chairman's securities dealings to a designated Director, that has been implemented to effectively monitor Directors' dealings in the Company's securities.

CODE OF CONDUCT

We pride ourselves on our integrity and ethical standards. Our reputation is a priceless business asset and fundamentally depends upon the fair and honest practices of all employees. We have adopted a Company Code of Conduct ("Code") to ensure that all Directors, managers and employees act with integrity. Employees are expected to share the responsibility of maintaining the Company's good name, and their own, by performing their duties with objectivity, accuracy, fairness, and by strict compliance with all relevant laws of any applicable jurisdiction and the Code. Journalists are also expected to comply with the Hong Kong Journalists Association's Code of Ethics.

BOARD OF DIRECTORS

NON-EXECUTIVE DIRECTORS

Roberto V. Ongpin
Aged 67, Deputy Chairman
(Appointed in October 1993)

Mr. Ongpin is Chairman of PhilWeb Corporation and ISM Communications Corporation, both listed companies in the Philippines. He is also a director of Shangri-La Asia Limited which is listed in Hong Kong and Singapore. Prior to 1979, Mr. Ongpin was Chairman and Managing Partner of the SGV Group, one of the largest accounting and consulting firms in Asia. He was Minister of Trade and Industry for the Republic of the Philippines from 1979 to 1986. Mr. Ongpin has an MBA from Harvard Business School and is a Certified Public Accountant.

Thaddeus Thomas Beczak
Aged 53
(Appointed in May 1999)

Mr. Beczak resigned as Deputy Chairman on 31 December 2003 but remains as a Non-executive Director of the Company. He held various senior management positions at J.P. Morgan prior to joining the Kuok Group in 1997 and was the former Chairman of the Listing Committee of The Stock Exchange of Hong Kong Limited. He is a member of the Advisory Committee for the Securities and Futures Commission. Mr. Beczak is a graduate of Georgetown University (B.S.F.S.) and Columbia University (M.B.A). He is a member of the Board of Advisors of the School of Foreign Service of Georgetown University.

Tan Sri Dr. Khoo Kay Peng
Aged 65
(Appointed in June 1994)

Tan Sri Dr. Khoo is the Chairman and Chief Executive of Malayan United Industries Berhad, which is a diversified group with business interests in the Asia Pacific, the United States of America ("USA") and the United Kingdom ("UK"). He is also the Chairman of Laura Ashley Holdings plc, UK, Corus Hotels plc, UK, Morning Star Resources Limited and a director of The Bank of East Asia, Limited, Hong Kong. Previously, he had served as the Chairman of the Malaysian Tourist Development Corporation (a Government Agency), the Vice Chairman of Malayan Banking Berhad and a trustee of the National Welfare Foundation. He is currently a trustee of the Malaysian Humanitarian Foundation and Regent University, Virginia, USA. He is also a board member of Northwest College, Seattle, USA as well as a Council Member of the Malaysian-British Business Council and the Malaysia-China Business Council.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Ronald J. Arculli, JP
Aged 65
(Appointed in June 1996)

Mr. Arculli is a practising solicitor and was an elected member of the Legislative Council until the end of the legislative session at the end of June 2000. He had served on the Legislative Council and the Provisional Legislative Council since 1988, representing the Real Estate and Construction functional constituency since 1991. Mr. Arculli has served, and continues to serve, on numerous Government committees and advisory bodies. He is Chairman and a Steward of The Hong Kong Jockey Club. Mr. Arculli is also a director of several listed companies in Hong Kong.

The reclaimed Central waterfront site in June 2000.



EXECUTIVE DIRECTORS

Peter Lee Ting Chang, JP
Aged 50
(Appointed in August 1998)

Mr. Lee is Chairman of Hysan Development Company Limited and a non-executive director of Cathay Pacific Airways Limited, Hang Seng Bank Limited and Maersk (China) Shipping Company Limited as well as director of a number of other companies. He is a vice president of the Real Estate Developers Association of Hong Kong. Mr. Lee is a graduate in Civil Engineering from the University of Manchester and also qualified as a Solicitor of the Supreme Court of England and Wales.

Dr. The Hon. David Li Kwok Po
GBS, OBE, JP
Aged 64
(Appointed in April 1990)

Dr. Li is Chairman and Chief Executive of The Bank of East Asia, Limited and a director of numerous other companies in Hong Kong and overseas. He has served as an elected member of the Legislative Council, representing the Finance Constituency. Dr. Li is Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. He is also a member of the Banking Advisory Committee, the Exchange Fund Advisory Committee and the Land Fund Advisory Committee.

Kuok Khoon Ean
Aged 48, Chairman
(Appointed in October 1993)

Mr. Kuok was appointed Chairman in January 1998. Mr. Kuok became an Executive Director in January 2000 and assumed the role of Executive Chairman in August 2000. He is a director of Kerry Group Limited and Kerry Holdings Limited, which are substantial shareholders of the Company. Mr. Kuok is also a director of several other public companies in Hong Kong, Singapore and Malaysia. Mr. Kuok is a graduate in Economics from Nottingham University, UK. He is the brother of Ms. Kuok Hui Kwong.

Kuok Hui Kwong
Aged 26
(Appointed in February 2004)

Ms. Kuok is responsible for coordinating the SCMP Group's operations and business units and participates in strategic planning. She joined in October 2003 and was appointed a Director in February 2004. Prior to joining the SCMP Group, Ms. Kuok worked in investment banking. Ms. Kuok is a graduate of Harvard University (B.A.). She is the sister of Mr. Kuok Khoon Ean, Chairman of the SCMP Group.

SENIOR MANAGEMENT

CORPORATE EXECUTIVES

Nancy Valiente
Chief Financial Officer
SCMP Group Limited

Associate Publisher
South China Morning Post
Publishers Limited

Ms. Valiente manages the SCMP Group's financial functions and strategy, participates in strategic planning and oversees partnerships, investor relations and corporate communications. She is also responsible for the advertising sales, marketing and other commercial operations of the newspaper publishing business.

Before joining the SCMP Group, Ms. Valiente worked in investment banking. She holds an MBA from the Wharton School, University of Pennsylvania.

Kuok Hui Kwong
Executive Director

Ms. Kuok is responsible for coordinating the SCMP Group's operations and business units and participates in strategic planning. She joined in October 2003 and was appointed a Director in February 2004.

Prior to joining the SCMP Group, Ms. Kuok worked in investment banking.
Ms. Kuok is a graduate of Harvard University (B.A.).

Low Soon Teck
Director

Mr. Low is responsible for circulation, production and technology of the newspaper publishing business and the SCMP Group's business development activities in China. In addition, he oversees the retailing, book publishing and video and film production businesses.

Prior to joining the SCMP Group, Mr. Low served in various positions within the Kerry Group. Mr. Low holds a law degree from the National University of Singapore and an executive MBA from the University of Chicago.

Sabrina Leung
Director
Human Resources

Ms. Leung oversees all human resources functions, including compensation and benefits, employee relations and organisational development. She was formerly General Manager at the Hong Kong Tourism Board, where she was responsible for human resources in Hong Kong and overseas offices. Ms. Leung is a graduate of University of Warwick, UK (M.A.).

Vera Leung
Legal Counsel &
Company Secretary

Ms. Leung is in charge of all legal matters and corporate compliance issues for the SCMP Group. Prior to joining the SCMP Group, Ms. Leung was in private practice and involved in intellectual property law, general commercial law, banking and other areas of law in Hong Kong and Singapore.
Ms. Leung is a Solicitor of the Supreme Court of England and Wales.

PUBLISHING

David Armstrong
Group Editor-in-Chief
South China Morning Post
Sunday Morning Post

Mr. Armstrong oversees the Editorial Division and is involved in developing the SCMP Group's regional publishing initiatives.
Mr. Armstrong joined the *South China Morning Post* in 1993 as Editor and was promoted to Editor-in-Chief in 1994. Two years later, he returned to Sydney to take up the position of Editor-in-Chief of The Australian, where he remained until returning to the SCMP Group in March 2003.

Angie Wong
Director
Consumer Magazines
Hong Kong

Ms. Wong oversees all aspects of the SCMP Group's magazine publishing activities in Hong Kong. Ms. Wong has more than fifteen years of solid experience in the media industry. She is a graduate in Economics from University of Alberta, Canada.

Lolita Hu
Director
Consumer Magazines
China

Ms. Hu is in charge of strategy and business development activities for the SCMP Group's magazine publishing activities in China. She has more than ten years of experience in magazine publishing in China and Taiwan. She was also a writer for several Hong Kong and Taiwanese newspapers and magazines. Ms. Hu is a graduate of the National Taiwan University. She also holds a master degree in Drama and Theater from the University of Wisconsin.

RETAILING

Steve Chan
Director
SCMP Retailing (HK) Limited

Mr. Chan is responsible for the retailing business through the Daily Stop chain of convenience shops. Mr. Chan has seventeen years of retailing experience. Mr. Chan is a graduate of Leicester University, UK (Bsc) and Lancaster University, UK (M.A.).

VIDEO FILMS

Patrick Woo
General Manager
Video-Film Productions
Limited

Mr. Woo oversees the film and video productions business in Hong Kong and China. He is an established director and producer of commercial and video films with thirty years of industry experience.
Mr. Woo graduated with honors with a major in mass communication and a minor in radio and TV productions from the Hong Kong Baptist College.

CENTENARY REPORT


The leading paper in South China. In 1903 Hongkong became the largest shipping port in the world.

SOUTH CHINA MORNING POST LD.
HONGKONG

As the top line of this early letterhead reveals, some things never change


SOUTH CHINA MORNING POST, LIMITED.

WORKING ACCOUNT ... December 1903.

The balance sheet in December 1903

THE FIRST YEARS

On 9 January 1903 a new company was founded in Hong Kong, the *South China Morning Post*. The publishing venture was the brainchild of an Australian/Chinese revolutionary, Tse Tsan-tai, and a British newspaperman, Alfred Cunningham. Tse was a genuine visionary, the inventor of a dirigible and a military sun hat, and also the founder of the Chinese Patriotic Reform Association. Cunningham was the managing editor of an established Hong Kong newspaper.

"The only excuse for starting a newspaper is that it should be something very much better and more interesting than anything we have been accustomed to," so said Cunningham to shareholders at the first annual general meeting of the *South China Morning Post*. With three rival English newspapers serving Hong Kong's tiny population, the *South China Morning Post* was not lacking in competition in the beginning. Eventually, it would buy two of those competitors and the third became a casualty of the second world war.

The Company proved to be an innovator from the very beginning. It brought the first linotype printing press to the region. This invention revolutionised the printing business in a similar way to the computer in recent decades. The innovation immediately set it above the competition in terms of quality.

As always in business, success is not guaranteed even with great people and good ideas. During its first years, the under-funded *South China Morning Post* struggled to survive in a poor business environment. In 1907, the Company reported a massive loss of HK$92,939. The situation culminated in a management crisis, ending with Cunningham's ousting. Tse was also fired, but later claimed he resigned in protest at the way Cunningham was treated.

Meanwhile, an American, Dr Joseph Whittlesey Noble, had quietly acquired a significant shareholding (eventually 70%) of the Company, and he assumed the role of Chairman. Having previously rescued Dairy Farm from financial ruin, Noble rolled up his sleeves and set to work to build a profitable newspaper. This was to take him another six years.

Milestones



The first linotype and composing room

1903 – South China Morning Post Company established

1907 – Dr Joseph Whittlesey Noble assumes role of Chairman with aim of achieving profitability

1913 – Company declares first profit of HK$11,338.90

1914 – Shareholders receive first dividend of HK$1 per share

1915 – Profits triple over previous year

1916 – Company purchases rival Hongkong Telegraph



The *South China Morning Post*'s Wyndham Street property in the 1920s

1918 – HK$2 dividend to shareholders

1919 – HK$3 dividend to shareholders and 10% bonus for staff

1922 – HK$4 dividend to shareholders and 10% bonus for staff

1925 – Strikes hit Hong Kong, stock market crashes, profits fall 75%

1927 – Board establishes a fund aimed at replacing the buildings on Wyndham Street for HK$200,857 in 75 years time



Manning the teleprinter during a Happy Valley race meeting in [illegible]

1928 – Board discusses concerns about the possible impact radio might have on profits

1929 – Advertising rates raised to cover water costs amid severe shortage in Hong Kong

1931 – Record profits announced despite onset of depression

1932 – Circulation soars in response to Sino-Japanese war



Editorial team in 1941

1937 – Sunday edition briefly published

1939 – Company stockpiles supplies in response to war and announces record profit

1941 – Hong Kong occupied by Japanese who seize Company assets to publish The Hongkong News

1945 – Small leaflet carrying news of British fleet arrival heralds revival of the *South China Morning Post*

1947 – Directors take majority stake in the Company by purchasing 3,000 of the Chairman's shares for US$50 each



The newsroom in the early 1950s

1948 – Company restructured and first time new shares are issued since 1903

1949 – Company becomes wholly owned by Hong Kong shareholders

1950 – Company buys rivals China Mail and Sunday Herald

1951 – Soaring newsprint costs lead to cover price rise of HK30 cents

1954 – Record HK$1.03 million profit achieved

1956 – Company issues 8,000 new shares at HK$25 and raises capital to HK$2 million


THREE
SILENT
SALESMEN
Largest Morning Circulation
Largest Afternoon Circulation
Largest Sunday Circulation

House ad from 1959

1958 – *South China Morning Post* joins Audit Bureau of Circulations and records 12,630 circulation

1959 – Company sponsors Hong Kong's first open golf championship with £1,000 prize money

1961 – Board authorises a one-for-one bonus issue as part of capital restructuring and doubles authorised capital to HK$4 million

1964 – Board discusses concerns about the possible impact television might have on profits

1965 – Company reports a record million dollars gross in advertising revenue

1967 – Company pays bonuses to staff who cover riots



[illegible] aboard the *South China Morning Post* launch in the 1970s

1969 – Company sells Chief Executive's house on the Peak for HK$503,000. Company's 6,700 sq ft Wyndham Street property valued at HK$600-700 per sq ft

1970 – Company moves from Wyndham Street to bigger premises in Quarry Bay

1971 – *South China Morning Post* cover price rises from HK30 cents to HK40 cents

1973 – Stock market boom fuels advertising demand leading to 100% increase in profits

1975 – Company purchases Hong Kong waterfront property near Kai Tak for HK$12 million



An early Atex computerised typesetter installed in the 1980s

1981 – *South China Morning Post* cover price raised to HK$1.50

1982 – HK$107 million profits declared

1990 – The SCMP Group incorporates in April and acquires *South China Morning Post* and *Sunday Morning Post*. SCMP Group subsequently lists on the Stock Exchange of Hong Kong

1992 – Company negotiates sale of Quarry Bay premises



The state-of-the-art Geoman printer used to produce the newspaper today

1995 – Company inaugurates Tai Po printing facility and office premises

1997 – SCMP.com records more than 18 million hits between 22 June and 9 July

2001 – Company implements strategy to divest non-core assets

2002 – SCMP.com becomes one of the world's first news website to launch paid subscription model

2002 – *South China Morning Post* co-organises and hosts first conference, Pearl River Delta – Forging A New Force

2003 – *South China Morning Post* kicks off centenary celebration



MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS

- **Total turnover: $1,280.0 million**
- **Net profit attributable to shareholders: $1.8 million**
- **Net profit before revaluation deficit: $113.8 million**
- **Earnings per share: HK0.11 cents**
- **Earnings per share before revaluation deficit: HK7.29 cents**
- **EBITDA: $259.8 million**
- **EBITDA margin: 20.3%**

OPERATING RESULTS OF THE GROUP

The SCMP Group's consolidated operating results for the year ended 31 December 2003 and 2002 were as follows:

(HK$ million, except per share amounts)	**2003**	**(Restated) 2002**	**% change**
Turnover	**1,280.0**	1,364.9	(6)
Operating cost before depreciation and amortisation	**(1,020.2)**	(1,108.2)	(8)
EBITDA	**259.8**	256.7	1
Depreciation and amortisation	**(83.2)**	(79.0)	5
Deficit on revaluation of investment properties	**(112.0)**	(75.0)	49
Loss on disposal of long-term investment shares	**(2.3)**	–	100
(Loss)/gain on disposal of subsidiaries and associates	**(2.0)**	25.1	(108)
Provision for asset impairment	**(0.8)**	–	100
Office relocation expenses	**(10.9)**	–	100
Other revenue	**4.1**	8.8	(53)
Finance costs	**(5.2)**	(1.1)	373
Operating profit	**47.5**	135.5	(65)
Net profit attributable to shareholders	**1.8**	108.8	(98)
Earnings per share (HK cents)			
Basic	**0.11**	6.38	(98)

We faced an extremely challenging business environment in 2003. Continued economic weakness was made worse by the outbreak of Sars. Nevertheless, core results were better than expected on the back of a strong recovery in display and business notices advertising in the fourth quarter, lower production costs and substantial reductions in operating expenses.

The SCMP Group's turnover declined 6% from $1,364.9 million in 2002 to $1,280.0 million in 2003. Profit attributable to shareholders amounted to $1.8 million. Earnings per share were HK0.11 cents based on the weighted average shares in issue during the year of 1,560,945,596 (2002: 1,704,448,053).

The reported earnings in 2003 included the following:

- Deficit in revaluation of investment properties of $112 million;
- Office relocation expenses of $10.9 million;
- Charges due to changes in accounting standard on deferred tax and corporate tax rate of $8.5 million;
- Loss on disposal of long-term investment shares of $2.3 million;
- Loss on disposal of subsidiaries and associates of $2.0 million; and
- Provision for asset impairment of $0.8 million.

Excluding the revaluation deficit, net profit attributable to shareholders amounted to $113.8 million or earnings per share of HK7.29 cents.

Operating Costs and Expenses

Operating costs and expenses for the year ended 31 December 2003 and 2002 were as follows:

HK$ million	2003	2002	% change
Staff costs	**368.8**	417.2	(12)
Cost of production materials/sales	**410.4**	427.6	(4)
Rental and utilities	**83.5**	98.0	(15)
Advertising and promotion	**15.3**	31.4	(51)
Other operating expenses	**142.2**	134.0	6
Operating costs before depreciation and amortisation	**1,020.2**	1,108.2	(8)
Depreciation and amortisation	**83.2**	79.0	5
Total operating costs and expenses	**1,103.4**	1,187.2	(7)

In response to the business downturn, we implemented several cost saving measures. Operating costs decreased by 7% or $83.8 million. Staff costs decreased by 12% or $48.4 million as a result of a one-off voluntary salary reduction program from June to December 2003, a reduction in year-end bonus, and lower headcount from 1,293 in 2002 to 1,247 in 2003. Production costs fell 4% or $17.2 million. The average cost of newsprint fell 15% to US$420 per metric ton in 2003 from US$494 per metric ton in 2002. Newsprint usage dropped 6% with a decline in advertising volume. Rental and utilities decreased by 15% or $14.5 million with the sale of Health Plus in June 2003 and the education businesses in 2002 and savings from the office relocation in June. Further savings will come from the renewal in November 2003 of an existing lease on office premises at lower rental. Advertising and promotion expenses were cut back by 51% or $16.1 million in light of the uncertain and difficult business environment.

Contribution by Business Segment

Our core publishing business contributed 60% of turnover, 66% of EBITDA and 50% of operating profit before revaluation deficit. Retailing contributed 31% of turnover and an insignificant portion of EBITDA. Investment properties accounted for 6% of turnover, 30% of EBITDA and 49% of operating profit before revaluation deficit.

	Contribution to Turnover		
HK$ million	2003	2002	% change
Newspapers, magazines and other publications	**773.9**	831.8	(7)
Retailing	**398.6**	418.6	(5)
Investment properties	**81.4**	79.7	2
Video and film post-production	**20.2**	19.5	4
Entertainment and education services	**5.9**	15.3	(61)
Total	**1,280.0**	1,364.9	(6)

HK$ million	Contribution to EBITDA 2003	2002	% change	Contribution to Operating Profit 2003	2002	% change
Newspapers, magazines and other publications	**172.4**	176.1	(2)	**79.1**	109.8	(28)
Retailing	**2.1**	1.3	62	**(0.7)**	(1.6)	56
Investment properties	**79.1**	76.4	4	**(32.9)**	17.2	(291)
Video and film post-production	**1.3**	(0.5)	360	**(2.3)**	(3.8)	39
Entertainment and education services	**4.9**	3.4	44	**4.3**	13.9	(69)
Total	**259.8**	256.7	1	**47.5**	135.5	(65)

FINANCIAL REVIEW BY BUSINESS

Publishing

HK$ million	2003	2002	% change
Turnover			
Newspaper	**684.9**	742.0	(8)
Magazines and other publications	**89.0**	89.8	(1)
Total turnover	**773.9**	831.8	(7)
EBITDA	**172.4**	176.1	(2)
Operating profit	**79.1**	109.8	(28)

Publishing revenues fell 7% to $773.9 million, mostly from a decline in newspaper publishing revenue. Due to lower production costs and cost saving measures, EBITDA fell only slightly from $176.1 million in 2002 to $172.4 million in 2003. Operating profit declined 28% to $79.1 million due to exceptional items. Before exceptional items, operating profit would have been $92.6 million, a decline of 16%. The strong rebound in display advertising and business notices revenue in the fourth quarter of 2003 accounted for better than expected performance.

Newspaper circulation revenue declined 4% for both the weekday and Sunday editions. The price of *Sunday Morning Post* increased from $7.00 to $8.00 in April 2003.

Newspaper display advertising revenue fell 9% on a 4% decline in volume and 5% decline in yield. Classified advertising revenue fell 12% . Business notices volume increased slightly due to several large capital markets transactions in late 2003 and yield was flat.

Magazine publishing revenue was stable. The strong performance of most of the titles in the first four months and last quarter of 2003 offset the impact of Sars for the rest of the year. Operating profit improved slightly due to cost saving measures.

Retailing

HK$ million	2003	2002	% change
Turnover	**398.6**	418.6	(5)
EBITDA	**2.1**	1.3	62
Operating loss	**(0.7)**	(1.6)	56

Retailing revenue declined 5% to $398.6 million and operating loss was reduced to $0.7 million. As at the end of 2003, Daily Stop had 88 outlets compared with 83 in December 2002.

On 1 June 2003, Health Plus and Highlight Trading were sold at a gain of $0.6 million. The gain on disposal was offset against operating loss.

Investment properties

HK$ million	2003	2002	% change
Turnover	**81.4**	79.7	2
EBITDA	**79.1**	76.4	4
Operating (loss)/profit	**(32.9)**	17.2	(291)

Rental income from investment properties increased due to new leases and additional income from advertising billboards. The main lease on the TV City property, which accounted for $65.8 million of revenue, expired on 31 December 2003. A revaluation deficit of $112 million was recognised on investment properties of which $90 million relates to the TV City property. We will continue to explore various options to maximize the value of the TV City property, including an application to change the land use to principally a residential development, which has received in-principle approval from the Town Planning Board. Given that the application process is expected to take some time, we will continue to consider the property's potential for rental income as investment property.

Video and film post-production

HK$ million	2003	2002	% change
Turnover	**20.2**	19.5	4
EBITDA	**1.3**	(0.5)	360
Operating loss	**(2.3)**	(3.8)	39

This division was profitable on an EBITDA basis. Operating loss was $2.3 million on revenue of $20.2 million. The company is in the process of expanding into China to tap the expanding market for high quality corporate videos.

Entertainment and education services

HK$ million	2003	2002	% change
Turnover	**5.9**	15.3	(61)
EBITDA	**4.9**	3.4	44
Operating profit	**4.3**	13.9	(69)

Capital Artists, whose operation was suspended in October 2001, generated royalties and income from record sales in the second half of 2003 due to a strong demand for old music recordings of Leslie Cheung. The education businesses were sold in March 2002.

CAPITAL EXPENDITURES

We continued to invest in new technology to improve operating efficiency and increase our competitiveness. Capital expenditures for the year ended 31 December 2003 amounted to $58.6 million, of which (i) $25 million was spent on new editorial, advertising, circulation and retailing systems; (ii) $18 million was spent on production equipment; and (iii) $8 million was spent on renovation works. The remaining capital expenditures represented investment in new Daily Stop outlets and computer hardware and software. Actual expenditure was 32% lower than budgeted mainly because of delays in systems rollout due to Sars and postponement of non-critical items.

In 2004, the SCMP Group's capital expenditure budget is estimated at $58.6 million, of which $38.9 million is allocated for (i) the advertising, circulation and retailing systems, (ii) new Daily Stop outlets, (iii) video-film production equipment, (iv) computers and technology related equipment and software. The balance of $19.7 million is allocated for replacement items.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $214.6 million for the year ended 31 December 2003, compared with net inflow of $255.9 million for the year ended 31 December 2002. Cash was used primarily for payment of dividends, taxation and capital expenditures.

Net cash outflow from financing activities was $176.7 million for the year ended 31 December 2003, compared with net outflow of $384.8 million for the year ended 31 December 2002. During the year, the Group paid $80 million of its $310 million bank loan and paid dividends of $93.7 million.

Cash generated from the SCMP Group's operations and the funds available from external sources are expected to be adequate to cover all cash requirements, including working capital needs and planned capital expenditure.

As at 31 December 2003, the SCMP Group had total borrowings of $232.8 million. Of this amount, $230 million is an unsecured Hong Kong dollar term loan at floating interest rate repayable within two years. The remaining $2.8 million is a bank overdraft in renminbi repayable within one year. The SCMP Group has no significant exposure to foreign exchange fluctuations.

The ratio of current assets to current liabilities was 2.3 times as at 31 December 2003 compared to 2.1 times as at 31 December 2002.

As at 31 December 2003, the SCMP Group had a gearing ratio of 5% compared with 11.2% as at 31 December 2002 calculated by dividing the total borrowings of $232.8 million (2002: $310 million) net of available cash of $159.8 million (2002: $139 million) by shareholders' funds of $1,470 million (2002: $1,528.8 million).

DEFERRED TAXATION

With effect from January 2003, the SCMP Group adopted a new accounting policy for deferred tax to comply with Hong Kong SSAP 12 (revised) "Income Taxes". In previous years, partial provision was made for deferred tax arising from timing differences using the income statement liability method except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (revised) requires the adoption of a balance sheet liability method, whereby deferred tax liabilities are recognised in full in respect of all temporary differences while deferred tax assets are recognised to the extent it is probable that future taxable profits will be available against which the temporary differences can be utilised.

The new accounting policy has been applied retroactively, resulting in prior year adjustments. The opening retained earnings as at 1 January 2003 was reduced by $8,313,000 (2002: $14,532,000) representing the cumulative effect of the change in policy on retained earnings prior to 2003. The opening asset revaluation reserve as at 1 January 2003 was reduced by $178,000 (2002: $186,000), representing the deferred tax liability recognised in respect of the asset revaluation surplus on the SCMP Group's land and building. The net deferred tax liabilities and minority interests as at 31 December 2002 were restated at $91,248,000 and $8,692,000, respectively.

For the year ended 31 December 2002, profit and loss accounts and asset revaluation reserve were credited by $6,219,000 and $8,000 respectively.



DIRECTORS' REPORT

The Directors are pleased to submit their report together with the audited financial statements of SCMP Group Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 December 2003.

PRINCIPAL ACTIVITIES AND SEGMENT INFORMATION

The Company is an investment holding company. The principal activities of the Group during the year comprised the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and on-line publications. The Group was also involved in retailing, video and film post-production and property investment through its subsidiaries.

An analysis of the Group's performance for the year by business segments is set out in note 4 to the financial statements.

MAJOR SUPPLIERS AND CUSTOMERS

During the year, whilst the Group purchased more than 30% of its goods from its five largest suppliers, sales to the five largest customers accounted for less than 30% of the total sales for the year.

The percentages of purchases and sales for the year attributable to the Group's major suppliers and customers are as follows:

Purchase	
– the largest supplier	12.1%
– five largest suppliers combined	39.0%
Sales	
– the largest customer	5.5%
– five largest customers combined	13.4%

As far as the Directors are aware, neither the Directors, their associates, nor shareholders who own more than 5% of the Company's share capital had any interest in the five largest suppliers.

FINANCIAL RESULTS

The profit of the Group for the year and the state of affairs of the Company and the Group as at 31 December 2003 are set out in the financial statements on pages 44 to 48.

DIVIDEND DISTRIBUTIONS

During the year, an interim dividend distribution from the contributed surplus account of HK2 cents per share was paid. The Directors recommend the payment of a final dividend distribution from the contributed surplus account of HK4 cents per share in respect of the year ended 31 December 2003 to the shareholders whose names appear on the register of members of the Company on Friday, 21 May 2004.

FIVE YEAR FINANCIAL SUMMARY

The summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 77. To reflect the change of financial year end date to 31 December, an additional summary for the calendar year 2003 and previous calendar years is set out on page 78.

FIXED ASSETS AND INVESTMENT PROPERTIES

Movements in the fixed assets and details of investment properties of the Group are disclosed in note 14 to the financial statements.

SUBSIDIARIES

Particulars of the Company's principal subsidiaries as at 31 December 2003 are set out in note 30 to the financial statements.

ASSOCIATES AND A JOINTLY CONTROLLED ENTITY

Particulars of the Group's interests in its principal associates and a jointly controlled entity are set out in note 30 to the financial statements.

BANK LOANS

Particulars of bank loans of the Group as at the balance sheet date are set out in note 21 to the financial statements.

SHARE CAPITAL

Details of the authorised and issued share capital of the Company are set out in note 24 to the financial statements.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws or the laws in Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

RESERVES

Movements in the reserves of the Company and the Group during the year are disclosed in note 25 to the financial statements.

CHARITABLE DONATIONS

During the year, the Group made charitable donations totalling HK$399,710.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Mr. Kuok Khoon Ean	Chairman
Mr. Roberto V. Ongpin	Deputy Chairman
Mr. Ronald J. Arculli*	
Mr. Thaddeus Thomas Beczak#	
Tan Sri Dr. Khoo Kay Peng	
Ms. Kuok Hui Kwong	(appointed on 6 February 2004)
Mr. Peter Lee Ting Chang*	
Dr. The Hon. David Li Kwok Po*	

* *Independent Non-executive Director*

\# *Mr. Thaddeus Thomas Beczak served as Deputy Chairman until 31 December 2003 and has become Non-executive Director from that date.*

In accordance with Bye-Law 99 of the Company's Bye-Laws, one-third of the Directors who have been longest in office since their last election shall retire from office at each annual general meeting. Mr. Thaddeus Thomas Beczak and Mr. Peter Lee Ting Chang are the longest-serving Directors and hence are eligible for re-election at the forthcoming Annual General Meeting of the Company. Mr. Thaddeus Thomas Beczak has informed the Board that he will not stand for re-election. Mr. Peter Lee Ting Chang offers himself for re-election.

Ms. Kuok Hui Kwong has been appointed as Director of the Company on 6 February 2004. In accordance with Bye-Law 102(B) of the Company's Bye-Laws, Ms. Kuok shall hold office only until the next annual general meeting of the Company and shall then be eligible for re-election at the meeting. Ms. Kuok Hui Kwong offers herself for re-election at the forthcoming Annual General Meeting.

DIRECTORS' MEETING

The number of Directors' meetings and number of meetings attended by each of the Directors during the year were:

	Board of Directors Meeting		Audit Committee Meeting	
Name of Director	**Number held**	**Number attended**	**Number held**	**Number attended**
Mr. Kuok Khoon Ean	4	4	2	1*
Mr. Roberto V. Ongpin	4	3	–	–
Mr. Ronald J. Arculli	4	4	2	2
Mr. Thaddeus Thomas Beczak	4	4	2	1*
Tan Sri Dr. Khoo Kay Peng	4	2	–	–
Mr. Peter Lee Ting Chang	4	3	2	2
Dr. The Hon. David Li Kwok Po	4	3	–	–

* *Attended as an invitee of the Committee*

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2003, the Directors of the Company had the following interests or short positions in shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"):

	Ordinary shares of the Company		Number of underlying ordinary shares held		Approximate
Name of Director	**Capacity/ Nature of interests**	**Number of shares held**	**under equity derivatives**	**Total**	**% of issued share capital***
Mr. Kuok Khoon Ean (Note 1)	Corporate	340,000	–	340,000	0.022%
Mr. Thaddeus Thomas Beczak (Note 2)	Personal	294,000	350,000	644,000	0.041%
Tan Sri Dr. Khoo Kay Peng (Note 3)	Corporate	87,119,145	–	87,119,145	5.581%
Dr. The Hon. David Li Kwok Po	Personal	100,000	–	100,000	0.006%

Notes:

1. The interests in the 340,000 shares are in respect of deemed corporate interests held by Mr. Kuok Khoon Ean through Allerlon Limited, which is wholly owned by Mr. Kuok and his spouse.

2. During the year, Mr. Thaddeus Thomas Beczak was granted 350,000 options to subscribe for the underlying ordinary shares of the Company under the Company's share option scheme, details of which are set out in the section headed "Share Option Scheme" of this report.

3. The interests in the 87,119,145 shares are in respect of deemed corporate interests held by Tan Sri Dr. Khoo Kay Peng through (i) MUI Media Ltd. as to 70,969,145 shares and (ii) Bonham Industries Limited as to 16,150,000 shares. As at 31 December 2003, Dr. Khoo was deemed to have an interest in approximately 32.09% of the issued capital of Pan Malaysian Industries Berhad which in turn holds approximately 46.56% of the issued capital of Malayan United Industries Berhad ("MUI Berhad"). MUI Media Ltd. is wholly owned by MUI Berhad. Dr. Khoo and his spouse are deemed to have interests in the entire issued capital of Bonham Industries Limited.

* *Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 31 December 2003.*

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, none of the Directors (including their spouses and children under 18 years of age) had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations during the year.

Apart from the aforesaid, as at 31 December 2003, none of the Directors of the Company had any interest or short position in any shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

As at 31 December 2003, the following persons (other than Directors of the Company) had interests or short positions in the shares and underlying shares of the Company representing 5% or more of the voting power at any general meeting of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name	Capacity/ Nature of interest	Number of ordinary shares held	Approximate % of issued share capital*
Kerry Media Limited (Note 1)	Interest of controlled corporation	524,730,000	33.62%
Kerry 1989 (C.I.) Limited (Note 2)	Interest of controlled corporation	525,036,000	33.64%
Kerry Holdings Limited (Notes 3 & 4)	Interest of controlled corporation	594,576,000	38.09%
Kerry Group Limited (Note 4)	Interest of controlled corporation	594,576,000	38.09%
Silchester International Investors Limited (Notes 5 & 6)	Investment manager	203,349,000	13.03%
Sprucegrove Investment Management Ltd. (Notes 5 & 7)	Investment manager	104,918,000	6.72%
Madam Chai Siew Phin Pauline (Note 8)	Interest of controlled corporation	87,119,145	5.58%
Templeton Global Advisors Ltd. (Note 5)	Investment manager	85,259,937	5.46%

Notes:

1. The interests in the 524,730,000 shares held by Kerry Media Limited are duplicated in the respective interests reported above for Kerry 1989 (C.I.) Limited, Kerry Holdings Limited and Kerry Group Limited.

2. The interests in the 525,036,000 shares held by Kerry 1989 (C.I.) Limited are duplicated in the respective interests reported above for Kerry Holdings Limited and Kerry Group Limited.

3. The interests in the 594,576,000 shares held by Kerry Holdings Limited are duplicated in the interests reported above for Kerry Group Limited.

4. The Company has been notified informally that, as at 31 December 2003, Kerry Group Limited and Kerry Holdings Limited were interested in 594,876,000 shares (representing approximately 38.11% of the Company's issued share capital) and the increase in shareholding was not required to be disclosed under Part XV of the SFO.

5. Investment manager acting on behalf of clients and not connected with the Company.

6. Silchester International Investors Limited has informally notified the Company that, as at 31 December 2003, it held 203,225,000 shares (representing 13.02% of the Company's issued share capital) and this decrease in shareholding was not required to be disclosed under Part XV of the SFO.

7. Sprucegrove Investment Management Ltd. has informally notified the Company that, as at 31 December 2003, it held 104,592,000 shares (representing 6.70% of the Company's issued share capital) and this decrease in shareholding was not required to be disclosed under Part XV of the SFO.

8. The interests in the 87,119,145 shares held by Madam Chai Siew Phin Pauline are duplicated in the interests for Tan Sri Dr. Khoo Kay Peng reported under the section headed "Directors' interests in shares, underlying shares and debentures" of this report.

* *Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 31 December 2003.*

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, as at 31 December 2003, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept under Section 336 of the SFO.

SHARE OPTION SCHEME

(1) Summary of terms

The Company has a share option scheme (the "Scheme") which was approved by shareholders on 27 October 1997 (the "Effective Date"). The Scheme was amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002 in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). It is a part of the Group's policy to reward employees for their past contributions to the Group and motivate them to optimize their future contributions and enable the Group to attract and retain individuals with experience and ability. Under the Scheme, the Board of Directors of the Company (the "Board") may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries (the "Executive").

The subscription price of the options shall not be less than whichever is the highest of: (i) the nominal value of a share of the Company; (ii) the closing price of a share of the Company as stated in the daily quotation sheet of the Stock Exchange on the date of the Board's approval of grant of the option (the "Offer Date"); and (iii) the average of the closing prices of a share of the Company in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the Offer Date. An offer of the grant of an option shall remain open for acceptance by the Executive concerned at no consideration for a period of 28 days from the date on which an option is offered to the Executive. No option may be exercised earlier than one year after it has been granted or later than ten years after the Effective Date of the Scheme, i.e. 27 October 2007. The remaining life of the Scheme is up to 27 October 2007.

The maximum number of shares of the Company which may be issued upon exercise of all options to be granted under the Scheme may not exceed 10% of the shares of the Company in issue as at 29 May 2002. The maximum number of shares of the Company issued and to be issued upon exercise of the options granted to any one Executive (including exercised and outstanding options) in any 12-month period shall not exceed 1% of the shares of the Company in issue from time to time. As at the date of this report, the total number of shares available for issue under the Scheme was 160,283,399, representing approximately 9.24% of the issued share capital of the Company as at 29 May 2002 and 10.27% of the issued share capital of the Company as at the date of this report.

None of the substantial shareholders of the Company has been granted any share option under the Scheme. None of the suppliers of goods or services to the Group has been granted any share option under the Scheme. No participant of the Scheme has been granted share options in excess of the maximum entitlement of each participant.

(2) Movements of options granted

The outstanding shares in respect of options granted under the Scheme as at 31 December 2003 are summarized below:

	Number of shares in respect of options granted
Outstanding at 1 January 2003	10,108,500
Granted during the year	2,950,000
Exercised during the year	–
Cancelled during the year	–
Lapsed during the year	(2,837,500)
Outstanding at 31 December 2003	10,221,000

Details of the movements during the year in the share options granted under the Scheme are as follows:

(i) Options granted to Directors

Name of Director	Date of grant	Exercisable period	Exercise price/share HK$	Number of shares involved in the options: Outstanding at 01/01/2003	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 31/12/2003
Mr. Thaddeus Thomas Beczak	23/09/2003	23/09/2004 – 27/10/2007	3.90*	–	350,000	–	–	350,000
Total				–	350,000	–	–	350,000

Save as stated above, no options were granted to Directors of the Company pursuant to the Scheme during the year.

(ii) Options granted to employees

Date of grant	Exercisable period	Exercise price/share HK$	Number of shares involved in the options: Outstanding at 01/01/2003	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 31/12/2003
02/08/1999	02/08/2000 – 27/10/2007	5.00	1,752,000	–	–	(399,500)	1,352,500
11/01/2000	11/01/2001 – 27/10/2007	5.51	1,991,500	–	–	(913,000)	1,078,500
20/04/2000	20/04/2001 – 27/10/2007	6.05	5,320,000	–	–	(1,325,000)	3,995,000
28/06/2001	28/06/2002 – 27/10/2007	4.95	1,045,000	–	–	(200,000)	845,000
23/09/2003	23/09/2004 – 27/10/2007	3.90*	–	2,600,000	–	–	2,600,000
Total			10,108,500	2,600,000	–	(2,837,500)	9,871,000

* *The closing price of the shares of the Company immediately before the date on which the options were granted was HK$3.60.*

Valuation of share options has not been presented as the exercise prices of all the share options which were vested as at 31 December 2003 were above the market price of the shares of the Company as at 31 December 2003.

DIRECTORS' INTEREST IN COMPETING BUSINESS

None of the Directors of the Company has interest in a business which competes or is likely to compete with the business of the Group during the year.

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' SERVICE CONTRACTS

No Director proposed to be re-elected at the forthcoming Annual General Meeting has an unexpired service contract with the Group, which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES AS AT 31 DECEMBER 2003

Details of options granted as at 31 December 2003 by the Company under the share option scheme to a Director to subscribe for shares of the Company was set out in the section headed "Share Option Scheme" of this report.

Apart from the aforesaid, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate.

CONNECTED AND RELATED PARTY TRANSACTIONS

During the year, the Company and its subsidiaries had the following transactions which constituted connected transactions under the Listing Rules and related party transactions under the Hong Kong Statements of Standard Accounting Practice:

(1) Certain subsidiaries of the Company had the following connected transactions with subsidiaries of Kerry Group Limited ("Kerry Group"), a substantial shareholder of the Company as defined in the Listing Rules. Details of the transactions are set out below:

(i) Logistics Services

(a) An agreement dated 28 July 2000 was made between Highlight Trading (HK) Limited ("Highlight Trading"), a wholly owned subsidiary of the Company, and Kerry Logistics (Hong Kong) Limited ("Kerry Logistics"), a subsidiary of Kerry Properties Limited ("Kerry Properties") which is a subsidiary of Kerry Group, whereby Highlight Trading engaged Kerry Logistics to provide logistics services including warehousing, inventory management, delivery and related services ("Logistics Services") for a term of two years from 1 July 2000 to 30 June 2002. Pursuant to four agreements of extension dated 2 August 2002, 15 September 2002, 30 November 2002 and 26 March 2003 respectively, both parties agreed to extend the term of the agreement to 15 September 2002, 30 November 2002, 31 March 2003 and lastly to 31 May 2003. The service fees paid by Highlight Trading under the said agreements during the year amounted to HK$30,000.

(b) An agreement dated 25 June 2002 was made between Retailcorp Limited ("Retailcorp"), a wholly owned subsidiary of the Company prior to the Company's disposal of its interests therein in June 2003, and Kerry Logistics whereby Retailcorp engaged Kerry Logistics to provide Logistics Services to its Health Plus outlets for a term of one year from 1 June 2002 to 31 May 2003. The Company disposed of its interests in Retailcorp in June 2003. The service fees paid by Retailcorp under the said agreement during the year amounted to HK$238,000.

(c) An agreement dated 3 November 2001 was made between SCMP Book Publishing Limited ("SCMP Book Publishing"), a wholly owned subsidiary of the Company, and Kerry Logistics whereby SCMP Book Publishing engaged Kerry Logistics to provide Logistics Services for a period of one year from 19 October 2001 to 18 October 2002. Pursuant to two agreements of extension dated 5 October 2002 and 30 December 2002 respectively, both parties agreed to extend the term of the agreement for approximately two and half months to 31 December 2002 and subsequently for a further period of two months to 28 February 2003. SCMP Book Publishing and Kerry Logistics entered into a new agreement dated 25 March 2003 whereby both parties agreed to continue the Logistics Services for a further term of one year from 1 March 2003 to 29 February 2004. Pursuant to an agreement of extension dated 24 February 2004, both parties agreed to extend the term of the agreement for a period of one month to 31 March 2004. The service fees paid and payable by SCMP Book Publishing under the said agreements during the year amounted to HK$548,000.

(d) An agreement dated 16 September 2002 was made between SCMP Retailing (HK) Limited ("SCMP Retailing"), a wholly owned subsidiary of the Company, and Kerry Logistics whereby SCMP Retailing engaged Kerry Logistics to provide Logistics Services for a period of one year from 1 October 2002 to 30 September 2003. Pursuant to five agreements of extension dated

29 September 2003, 30 October 2003, 30 November 2003, 31 December 2003 and 16 February 2004 respectively, both parties agreed to extend the term of the agreement to 31 October 2003, 30 November 2003, 31 December 2003, 31 January 2004 and lastly to 31 March 2004. The service fees paid and payable by SCMP Retailing under the said agreements during the year amounted to HK$1,834,000.

(ii) Transportation and Distribution Services

(a) An agreement dated 19 August 2002 was made between South China Morning Post Publishers Limited ("SCMP Publishers"), a wholly owned subsidiary of the Company, and Kerry Distribution (Hong Kong) Limited ("Kerry Distribution"), a subsidiary of Kerry Properties which is a subsidiary of Kerry Group. Pursuant to this agreement, SCMP Publishers engaged Kerry Distribution to provide transportation and distribution services to SCMP Publishers relating to its newspaper business ("Transportation and Distribution Services") for a term of one year from 15 August 2002 to 14 August 2003. SCMP Publishers and Kerry Distribution agreed to early terminate the agreement with effect from 1 April 2003 and the Transportation and Distribution Services are being provided to SCMP Publishers under new agreements mentioned below. The service fees paid by SCMP Publishers under the said agreement during the year amounted to HK$1,651,000.

(b) An agreement dated 19 August 2002 was made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engaged Kerry Distribution to provide daily newspaper pre-delivery services for a term of two years from 31 May 2002 to 30 May 2004. SCMP Publishers and Kerry Distribution agreed to early terminate the agreement with effect from 1 April 2003 and the services are being provided to SCMP Publishers under new agreements mentioned below. The service fees paid by SCMP Publishers under this agreement during the year amounted to HK$180,000.

(c) An agreement dated 27 February 2003 was made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engaged Kerry Distribution to provide delivery services of newspapers to schools on Hong Kong Island and Kowloon for a term of two years from 1 April 2003 to 31 March 2005. SCMP Publishers and Kerry Distribution agreed to early terminate the agreement with effect from 1 March 2004. The service fees paid and payable by SCMP Publishers under the said agreement during the year amounted to HK$348,000.

(d) An agreement dated 27 February 2003 was made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engaged Kerry Distribution to provide delivery services of newspapers to schools in the New Territories, Hong Kong for a term of two years from 1 April 2003 to 31 March 2005. SCMP Publishers and Kerry Distribution agreed to early terminate the agreement with effect from 1 March 2004. The service fees paid and payable by SCMP Publishers under this agreement during the year amounted to HK$329,000.

(e) An agreement dated 27 March 2003 was made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engaged Kerry Distribution to provide delivery services of newspapers to SCMP Publishers' designated clients in Hong Kong for a term of two years from 1 April 2003 to 31 March 2005. SCMP Publishers and Kerry Distribution agreed to early terminate the agreement with effect from 27 January 2004. The service fees paid and payable by SCMP Publishers under this agreement during the year amounted to HK$261,000.

(f) An agreement dated 29 March 2003 was made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engaged Kerry Distribution to provide delivery services of newspapers to SCMP Publishers' distributors in Hong Kong for a term of two years from 1 April 2003 to 31 March 2005. SCMP Publishers and Kerry Distribution agreed to early terminate the agreement with effect from 27 January 2004. The service fees paid and payable by SCMP Publishers under this agreement during the year amounted to HK$1,134,000.

(g) An agreement dated 31 March 2003 was made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engaged Kerry Distribution to provide delivery and collection services of documents to and from SCMP Publishers' designated offices in Hong Kong for a term of two years from 1 April 2003 to 31 March 2005. SCMP Publishers and Kerry Distribution agreed to early terminate the agreement with effect from 27 January 2004. The service fees paid and payable by SCMP Publishers under this agreement during the year amounted to HK$360,000.

(h) An agreement dated 31 March 2003 was made between SCMP Publishers and Kerry Distribution whereby SCMP Publishers engaged Kerry Distribution to provide pre-delivery services at Morning Post Centre in Tai Po, New Territories, Hong Kong for a term of two years from 1 April 2003 to 31 March 2005. SCMP Publishers and Kerry Distribution agreed to early terminate the agreement with effect from 27 January 2004. The service fees paid and payable by SCMP Publishers under this agreement during the year amounted to HK$513,000.

The Stock Exchange has granted a conditional waiver to the Company for compliance with the disclosure requirements as stipulated under Rule 14.25 of the Listing Rules in respect of the above transactions 1(i) and 1(ii) (the "Transactions") on each occasion they arise for a period of three financial years ended 31 December 2003 (the "Waiver"). In accordance with the conditions of the Waiver, the Directors (including Independent Non-executive Directors) of the Company have reviewed the Transactions and confirm that:

(a) the Transactions were entered into by the Group in the ordinary and usual course of its business; conducted on normal commercial terms and in accordance with the relevant agreements on terms that are fair and reasonable so far as the shareholders of the Company are concerned and in the interest of the Company as a whole; and

(b) the aggregate amount of the Transactions under the respective category of Logistics Services and Transportation and Distribution Services for the year does not exceed 3% of the book value of the Company's net tangible assets as at 31 December 2003 (the "Relevant Cap Amount").

The Auditors of the Company have also reviewed the Transactions and confirmed to the Directors in writing that:

(a) the Transactions have been approved by the Board of Directors of the Company;

(b) the Transactions have been entered into in accordance with the terms of the agreements governing the Transactions;

(c) the aggregate value of the Transactions under the respective category of Logistics Services and Transportation and Distribution Services does not exceed the Relevant Cap Amount; and

(d) the Transactions are in accordance with the pricing policy of the Group.

(2) As announced by the Company on 11 March 2004, South China Morning Post Publishers Limited ("SCMP Publishers"), TVE International Limited ("TVEI") and SCMP Publications Limited ("SPL") (all being wholly owned subsidiaries of the Company) and SCMP Haymarket Publishing Limited ("SCMPH") (a subsidiary in which the Company has a 51% interest) entered into a termination and release agreement ("Termination Agreement") with Haymarket Group Limited ("HGL"), Haymarket Publishing Services Limited ("HPSL"), Haymarket Publishing (Hong Kong) Limited ("HPHK") and Media & Marketing Limited ("MML") (collectively "Haymarket Group") on 2 March 2004, pursuant to which the parties terminated the SCMP/Haymarket Publishing joint venture and distributed related assets in the joint venture. The SCMP/Haymarket Publishing joint venture was established between SCMP Publishers, TVEI, HGL, HPSL, HPHK and SCMPH under a joint venture agreement made on 2 October 1998 ("JVA") for publication of Chinese language magazines in Hong Kong, Macau, the PRC and Taiwan. SCMPH owns various magazine titles, namely "AUTOMOBILE", "Amoeba", "Champion", "PC Home", "Autoworld" and "Techmag". SCMP Haymarket Publishing Pte Ltd ("Singco"), a wholly owned subsidiary of SCMPH, owns magazine title "CEI ASIA PACIFIC".

At the signing of the Termination Agreement, SPL, a wholly owned subsidiary of the Company, owned 51% interest in SCMPH, and hence a subsidiary of the Company. HPHK owned 49% interest in SCMPH and was a substantial shareholder of SCMPH. HPHK was therefore a connected person of the Company in accordance with Listing Rules. Accordingly, the entering into the Termination Agreement between the Company's subsidiaries and HPHK and others constituted a connected transaction for the Company under Listing Rules.

Under the Termination Agreement, TVEI acquired from HPHK its 49% interest in SCMPH and the right to receive repayment of the unsecured and non-interest bearing advances made by MML, HPSL and HPHK to SCMPH. HPHK acquired from SCMPH the entire issued share capital of Singco and copyright in the Chinese translations of all materials from time to time published in magazine titles belonging to Haymarket Group that have been produced in SCMPH's magazines "AUTOMOBILE" or "Autoworld" ("Haymarket Material"). After completion of the transaction, SCMPH becomes an indirect wholly owned subsidiary of the Company and Singco becomes a wholly owned subsidiary of HPHK. Further, each of SCMP Publishers, TVEI, HGL, HPSL, HPHK and SCMPH (parties to the JVA) is released from the mutual agreements and respective undertakings under the JVA.

The total consideration payable by TVEI to HPHK for the acquisition of a 49% interest in SCMPH and the assignment of the right to receive repayment of the advances made by HPHK to SCMPH (in an aggregate amount of HK$4,459,000) is HK$1.00. The total consideration payable by TVEI to MML and HPSL for the assignment of the right to receive repayment of the advances made by MML (in an aggregate amount of HK$4,199,700.19 after repayment of HK$4,556,806.70 by SCMPH on completion of the transaction) and HPSL (in an aggregate amount of HK$9,084,065) to SCMPH is HK$1.00. The total consideration payable by HPHK to SCMPH for acquisition of the entire issued share capital of Singco is S$1.00. No monetary or non-monetary consideration for the disposal of the copyright in the Haymarket Material by SCMPH to HPHK was specified in the Termination Agreement.

All the above connected transactions are disclosed in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

VALUATION OF PUBLISHING TITLES

Under the Listing Agreement between the Company and the Stock Exchange (the "Listing Agreement"), the Company is required to carry out an independent valuation of two of the Group's publishing titles, *South China Morning Post* and *Sunday Morning Post* (the "Publishing Titles") once every three years. American Appraisal Hong Kong Limited, an independent valuer, was appointed and valued the Publishing Titles at HK$4.4 billion as at 31 December 2001 on an open market basis. The Directors have adopted this same value as at 31 December 2003.

The valuation is not reflected in the financial statements as the accounting principles generally accepted in Hong Kong and the accounting policies of the Company require any publishing titles to be stated at cost less accumulated amortisation.

Pursuant to the Listing Agreement, the Company is entitled to include the valuation of the Publishing Titles in the calculation of the Company's assets or consolidated assets for the purpose of Rule 14.04(4) and Chapter 14 generally of the Listing Rules.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules throughout the year, save that the Non-executive Directors have not been appointed for a specific term, but are subject to retirement by rotation and re-election in accordance with the Company's Bye-Laws.

AUDIT COMMITTEE

The Audit Committee has been established since 1998 with written terms of reference. The Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and Mr. Ronald J. Arculli. Two Audit Committee meetings had been held during the year.

REMUNERATION COMMITTEE

The Company established a Remuneration Committee on 15 September 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and Mr. Ronald J. Arculli, and an Executive Director Mr. Kuok Khoon Ean.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
Kuok Khoon Ean
Chairman

Hong Kong, 30 March 2004

AUDITORS' REPORT

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central
Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

AUDITORS' REPORT TO THE SHAREHOLDERS OF SCMP GROUP LIMITED
(incorporated in Bermuda with limited liability)

We have audited the accounts on pages 44 to 76 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's Directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 30 March 2004

AUDITED FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 December 2003

	Notes	2003 HK$'000	2002 (Restated) HK$'000
Turnover	4	**1,279,996**	1,364,925
Other revenue	4	**4,091**	8,739
Staff costs	5	**(368,799)**	(417,177)
Cost of production materials/sales		**(410,416)**	(427,582)
Rental and utilities		**(83,456)**	(97,973)
Depreciation and amortisation	5	**(83,261)**	(78,996)
Advertising and promotion		**(15,259)**	(31,465)
Other operating expenses		**(153,117)**	(133,979)
		(1,110,217)	(1,178,433)
Deficit on revaluation of investment properties		**(112,046)**	(75,061)
Loss on disposal of investments in associates		**(2,612)**	–
Loss on disposal of long-term investment shares		**(2,267)**	–
Provision for asset impairment		**(780)**	–
Gain on disposal of subsidiaries		**600**	25,136
		(117,105)	(49,925)
Profit from Operating Activities	5	**52,674**	136,567
Finance costs	6	**(5,194)**	(1,097)
Operating Profit		**47,480**	135,470
Share of profits less losses of associates		**3,981**	4,952
Share of loss of a jointly controlled entity		**(4,048)**	(5,624)
Profit before Taxation		**47,413**	134,798
Taxation	8 & 2(b)(iv)	**(41,674)**	(22,654)
Profit after Taxation		**5,739**	112,144
Minority interests	2(b)(iv)	**(3,977)**	(3,378)
Profit Attributable to Shareholders	9, 25 & 2(b)(iv)	**1,762**	108,766
Dividend Distributions	10	**93,657**	124,876
Earnings per share	11		
Basic		**0.11 cents**	6.38 cents
Diluted		**N/A**	N/A

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended 31 December 2003

	Notes	2003 HK$'000	2002 (Restated) HK$'000
At 1 January			
As previously stated		**1,537,245**	2,150,075
Changes in accounting policies	25	**(8,491)**	(14,718)
As restated		**1,528,754**	2,135,357
Surplus/(deficit) on revaluation of long-term investment shares	25	**29,796**	(23,091)
Deferred taxation directly credited to reserve	25	**–**	8
Exchange differences on consolidation	25	**2,416**	(463)
Net gains/(losses) not recognised in the profit and loss account		**32,212**	(23,546)
Net profit for the year	25	**1,762**	108,766
Investment revaluation reserve released on disposal	25	**(1,212)**	6
Translation reserve released on disposal	25	**2,165**	–
Dividends			
2003 interim dividend distribution	25	**(31,219)**	–
2002 final dividend distribution	25	**(62,438)**	–
2002 interim dividend distribution	25	**–**	(62,438)
Repurchase of shares			
Contributed surplus	25	**–**	(607,034)
Share capital	24	**–**	(17,343)
Share premium	25	**–**	(5,014)
		(90,942)	(583,057)
At 31 December		**1,470,024**	1,528,754

CONSOLIDATED BALANCE SHEET
As at 31 December 2003

	Notes	2003 HK$'000	2002 (Restated) HK$'000
Non-Current Assets			
Intangible assets	13	**33,172**	14,130
Fixed assets	14	**1,347,348**	1,507,475
Defined benefit plan's assets	23(a)	**27,070**	37,858
Interests in associates	16	**37,425**	41,875
Interest in a jointly controlled entity	16	**7,527**	9,375
Long-term investment shares	17	**128,320**	128,523
		1,580,862	1,739,236
Current Assets			
Inventories	18	**40,618**	43,172
Accounts receivable	19	**162,182**	155,326
Prepayments, deposits and other receivables		**42,994**	49,146
Bank balances and deposits		**159,804**	138,992
		405,598	386,636
Current Liabilities			
Accounts payable and accrued liabilities	20	**148,292**	169,533
Taxation payable		**5,817**	1,360
Subscriptions in advance		**22,931**	16,285
Bank overdraft, secured		**2,814**	–
		179,854	187,178
Net Current Assets		**225,744**	199,458
Total Assets Less Current Liabilities		**1,806,606**	1,938,694
Non-Current Liabilities			
Minority interests	2(b)(iii)	**9,677**	8,692
Interest-bearing bank loan, unsecured	21	**230,000**	310,000
Deferred taxation	22 & 2(b)(iii)	**96,905**	91,248
		336,582	409,940
		1,470,024	1,528,754
Capital and Reserves			
Share capital	24	**156,095**	156,095
Reserves		**1,251,491**	1,310,221
Proposed final dividend distribution		**62,438**	62,438
	25	**1,313,929**	1,372,659
		1,470,024	1,528,754

Kuok Khoon Ean
Chairman

Peter Lee Ting Chang
Director

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2003

	Notes	2003 HK$'000	2002 HK$'000
Net cash inflow from operations	29(a)	**249,944**	290,802
Interest paid		**(5,194)**	(1,097)
Hong Kong profits tax paid		**(29,927)**	(33,810)
Overseas tax paid		**(231)**	–
Net cash inflow from operating activities		**214,592**	255,895
Investing Activities			
Additions to fixed & intangible assets		**(58,483)**	(61,740)
Interest received		**1,543**	4,958
Dividends received from:			
Listed investments		**1,231**	2,462
Associates		**2,306**	7,171
Purchase of additional interests in associates		**–**	(42)
Purchase of additional interests in subsidiaries		**–**	(269)
Purchase of a subsidiary	29(d)	**(1,687)**	–
Purchase of long-term investment shares		**–**	(129)
Proceeds from disposals of subsidiaries	29(c)	**3,051**	31,724
Proceeds from disposals of interests in associates		**5,564**	–
Proceeds from disposals of fixed assets		**602**	115
Proceeds from disposals of long-term investment shares		**25,936**	1
Decrease in bank deposits with maturity more than three months		**–**	1,323
Net cash outflow from investing activities		**(19,937)**	(14,426)
Net cash inflow before financing activities		**194,655**	241,469
Financing Activities	29(b)		
Repurchase of shares		**–**	(629,391)
(Repayment)/drawdown of bank loan		**(80,000)**	310,000
Dividends paid to minority shareholder in a subsidiary		**(3,000)**	(3,000)
Dividends paid		**(93,657)**	(62,438)
Net cash outflow from financing activities		**(176,657)**	(384,829)
Increase/(decrease) in cash and cash equivalents		**17,998**	(143,360)
Cash and cash equivalents at 1 January		**138,992**	282,352
Cash and cash equivalents at 31 December		**156,990**	138,992
Analysis of cash and cash equivalents			
Bank balances and deposits		**159,804**	138,992
Bank overdraft		**(2,814)**	–
		156,990	138,992

BALANCE SHEET
As at 31 December 2003

	Notes	2003 HK$'000	2002 HK$'000
Non-Current Assets			
Interests in subsidiaries	15	**1,656,265**	1,749,922
Current Assets			
Bank balances and deposits		**254**	254
Total Assets		**1,656,519**	1,750,176
Capital and Reserves			
Share capital	24	**156,095**	156,095
Reserves		**1,437,986**	1,531,643
Proposed final dividend distribution		**62,438**	62,438
	25	**1,500,424**	1,594,081
		1,656,519	1,750,176

Kuok Khoon Ean
Chairman

Peter Lee Ting Chang
Director

NOTES TO THE FINANCIAL STATEMENTS

1. Corporate Information

The registered office of SCMP Group Limited is located at Canon's Court, 22 Victoria Street, Hamilton, HM12 Bermuda.

The Company acted as an investment holding company during the year. The principal activities of the Group during the year comprised the publishing, printing, and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and on-line publications, retailing, video and film post-production and holding of properties for rental income purposes.

2. Restatement of the Group's Consolidated Balance Sheet and Profit and Loss Account for the Year Ended 31 December 2002

Owing to the adoption of a revised Statement of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants ("HKSA") in the current reporting period as stated in note 3(a), certain figures have been restated. The changes are set out below:

(a) Deferred taxation

Up to the year ended 31 December 2002, deferred taxation was provided, using liability method, on all significant timing differences to the extent it is probable that liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond doubt.

Commencing from 1 January 2003, the Group has adopted SSAP 12 (revised) "Income Taxes" whereby deferred taxation is provided for in full, using liability method, on temporary difference arising between tax bases of assets and liabilities (i.e. amounts attributed to those assets and liabilities for taxation purposes) and their carrying value in the accounts.

The adoption of SSAP 12 (revised) represents a change in accounting policy which has retrospective effect and the changes are set out below:

Changes to the consolidated balance sheet as at 31 December 2002 are:

(i) Retained profits were decreased by HK$8,313,000
(ii) Asset revaluation reserve was decreased by HK$178,000
(iii) Net assets were decreased by HK$8,491,000

Changes to the consolidated profit and loss account for the year ended 31 December 2002 are:

(iv) Taxation was decreased by HK$6,230,000
(v) Minority interest was increased by HK$11,000

(b) Summary of restatements to the Group's consolidated balance sheet and profit and loss account for the year ended 31 December 2002:

(i) Retained profits as at 31 December 2002

	Note	HK$'000
As previously reported		117,959
SSAP12 (revised) adjustment	2(a)(i)	(8,313)
As restated		109,646

(ii) Asset revaluation reserve as at 31 December 2002

	Note	HK$'000
As previously reported		1,503
SSAP12 (revised) adjustment	2(a)(ii)	(178)
As restated		1,325

(iii) Net assets as at 31 December 2002

	Note	Deferred taxation HK$'000	Minority interests HK$'000	Total HK$'000
As previously reported		(82,770)	(8,679)	(91,449)
SSAP12 (revised) adjustment	2(a)(iii)	(8,478)	(13)	(8,491)
As restated		(91,248)	(8,692)	(99,940)

(iv) Profit attributable to shareholders for the year ended 31 December 2002

	Note	Taxation HK$'000	Minority interests HK$'000	Profit attributable to shareholders HK$'000
As previously reported		(28,884)	(3,367)	102,547
SSAP12 (revised) adjustment	2(a)(iv) & (v)	6,230	(11)	6,219
As restated		(22,654)	(3,378)	108,766

3. Summary of Significant Accounting Policies

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the HKSA. They have been prepared under the historical cost convention, except for the re-measurement of investment properties, and certain fixed assets and long-term investment shares, as further explained below.

In the current year, the Group adopted SSAP12 (revised) issued by HKSA which is effective for accounting periods commencing on or after 1 January 2003.

The comparatives have been adjusted or extended to take into account the requirements of the new accounting standard. The effect of adopting SSAP 12 (revised) is set out in the accounting policies below.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2003. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or goodwill taken to reserves which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(c) Goodwill

Goodwill arising on the acquisition of subsidiaries, associates and jointly controlled entities represents the excess of purchase consideration paid over the fair values ascribed to the identifiable assets and liabilities acquired.

Goodwill is included in intangible assets and is stated in the balance sheet at cost less accumulated amortisation and provision for impairment in value, if any. Goodwill is amortised on a straight-line basis over an estimated useful life, but not exceeding 20 years. Provision for impairment on any excess of the carrying amount of the goodwill over its estimated recoverable amount is expensed in the profit and loss account in the year in which the impairment occurs.

(d) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(i) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(ii) newspaper advertisements and other services, based on the period in which such services are rendered;

(iii) rental income, in the period in which the properties are let out and on the straight-line basis over the lease terms;

(iv) interest income, on a time proportion basis taking into account the principal amounts outstanding and the effective interest rates applicable; and

(v) dividends, when the shareholder's right to receive payment is established.

(e) Subsidiaries

A subsidiary is a company other than a jointly controlled entity in which the Company, directly or indirectly, controls more than half of its voting power or holds more than half of the issued share capital or controls the composition of its board of directors or has the power to govern its financial and operating policies so as to obtain benefits from its activities.

Interests in subsidiaries in the Company's balance sheet are stated at cost less provision for impairment losses which are deemed necessary by the directors. The results of subsidiaries are accounted for by the Company on the basis of dividend received or receivable.

(f) Associates

An associate is a company, not being a subsidiary or a joint venture, in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence in its management. The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any provisions for impairment in value which are deemed necessary by the Directors.

(g) Jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Joint venture arrangements which involve the establishment of a separate entity in which the Group and other parties have an interest are referred to as jointly controlled entities. A jointly controlled entity is a joint venture which involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The jointly controlled entity operates in the same way as other enterprises, except that a contractual arrangement between the venturers establishes joint control over the economic activity of the entity.

The Group's share of the post acquisition results and reserves of the jointly controlled entity is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in a jointly controlled entity are stated in the consolidated balance sheet at the Group's share of net assets of the jointly controlled entity under the equity method of accounting less any provisions for impairment in value which are deemed necessary by the Directors.

(h) Intangible assets

(i) Publishing titles

Publishing titles are stated at cost less accumulated amortisation and provision for impairment in value, if any. The Group's publishing titles are amortised on a straight-line basis over ten years, taking into account the rapid change in the business environment and other factors.

(ii) Software cost

Software costs are stated at cost less accumulated amortisation. Software cost comprises purchase price and any costs incurred to bring the asset in use. Software costs are amortised on a straight-line basis over their estimated useful lives. Other software costs that do not meet the above criteria are accounted for in the profit and loss account in the period incurred.

(i) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long term basis for their investment potential.

Investment properties held under leases with unexpired periods of 20 years or less are depreciated over the unexpired terms of the leases.

Investment properties held under leases with unexpired periods greater than 20 years are stated at open market values on the basis of annual professional valuations performed at the end of each financial year. Changes in the values of investment properties are dealt with as movements in the investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

On disposal of an investment property, the relevant portion of the investment property revaluation reserve realised in respect of previous valuations is released to the profit and loss account.

(j) Fixed assets and depreciation

Fixed assets, other than investment properties and assets in progress, are stated at cost or valuation less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Surpluses arising from the revaluation of fixed assets are dealt with in the asset revaluation reserve. Revaluation deficits are charged to the profit and loss account to the extent that they exceed surpluses arising previously on the individual assets. A subsequent revaluation increase is recognised as income to the extent that it reverses a revaluation deficit of the same asset previously charged to the profit and loss account.

Depreciation is provided on the straight-line method over the following estimated useful lives:

Land	Over the lease term
Buildings	25 to 50 years
Other fixed assets	2 to 20 years

No depreciation/amortisation is provided for assets in progress.

(k) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in land and buildings and other fixed assets are impaired. If any such indication exists, the recoverable amount of the assets is estimated and where relevant, an impairment loss is recognised to reduce the assets to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the assets is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same assets, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

(l) Long-term investment shares

Long-term investment shares, which represent share investments not held for trading purposes, are carried at their fair values. The unrealised gain or loss so arising is recognised directly in equity, as a movement in the investment revaluation reserve, until the investment is sold or otherwise disposed of, or until the investment is determined to be impaired, as deemed necessary by the Directors, at which time the cumulative unrealised gain or loss is included in the net profit or loss for the year.

(m) Inventories

Inventories are stated at the lower of cost and net realisable value after making due allowance for any obsolete or slow-moving items. Costs of inventories are stated at weighted average cost and in the case of work in progress and finished goods, comprise direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

(n) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts.

Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the SSAP 12 (revised) represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in note 25 to the accounts, opening retained earnings at 1 January 2002 and 2003 have been reduced by HK$14,532,000 and HK$8,313,000 respectively, which represent the addition net deferred tax liabilities required by the SSAP 12 (revised). This change has resulted in an increase in deferred tax liabilities and minority interests by HK$8,478,000 and HK$13,000 respectively, and the reduction in asset revaluation reserve by HK$178,000 as at 31 December 2002. The profit for the year ended 31 December 2002 has been increased by HK$6,219,000.

(o) Foreign currencies

The Group's financial records are maintained and the financial statements are stated in Hong Kong dollars.

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable market rates of exchange ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of subsidiaries, jointly controlled entities and associates denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. The resulting translation differences are included in the translation reserve.

(p) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(q) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) Employee retirement schemes

The Group operates four staff retirement schemes comprising a defined benefit pension ("DB") scheme, a defined contribution pension ("DC") scheme, a Mandatory Provident Fund ("MPF") and a Top-up ("Top-up") scheme for its employees. The assets of which are held separately from those of the Group in independently administered funds. The retirement schemes are generally funded by payments from employees and by the relevant Group companies.

Contributions to the DC, MPF and Top-up schemes are charged to the profit and loss account as incurred and the DC and Top-up schemes may be reduced by contributions forfeited by employees who leave these schemes prior to vesting fully in the contributions.

The Group's contributions to the DB scheme are made based on the periodic recommendations of independent qualified actuaries. Pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans. The pension obligation is measured as the present value of the estimated future cash outflows by reference to market yields of Government securities which has similar terms as the related liabilities. Actuarial gains and losses are recognised over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

(iii) Equity compensation benefits

The Company has a share option scheme which is a part of remuneration policy with rewards determined based upon the performance of the Group and individual employees. When options are granted, no compensation cost is recognised. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

(r) Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(s) Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance. For the purpose of balance sheet classification, cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

(t) Provisions and contingent liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is possible that an outflow of sources will be required to settle the obligation, and a reliable estimate of the amount can be made.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

(u) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as secondary reporting format. No geographical reporting format is presented as the substantial businesses are based in Hong Kong.

Segment assets consist primarily of long-term investment shares, defined benefit plan's assets, intangible assets, fixed assets, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation, deferred taxation, minority interests and bank borrowing. Capital expenditure mainly comprises additions to intangible assets (note 13) and fixed assets (note 14).

(v) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly , to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

4. Turnover, Revenue and Segment Information

Turnover comprises the aggregate of advertising, circulation and distribution income of newspapers and other publications, the net invoiced amount in respect of goods sold and services rendered and gross rental income.

An analysis of Group's turnover and other revenue for the year is as follows:

	2003 HK$'000	**2002 HK$'000**
Turnover		
Newspapers, magazines and other publications	**773,830**	831,775
Retailing	**398,620**	418,641
Investment properties	**81,401**	79,747
Video and film post-production	**20,208**	19,493
Entertainment and education services	**5,937**	15,269
	1,279,996	1,364,925
Other revenue		
Dividend income from listed investments	**1,427**	2,462
Interest income	**1,543**	4,958
Others	**1,121**	1,319
	4,091	8,739
Total revenue	**1,284,087**	1,373,664

Substantially all the activities of the Group are based in Hong Kong and below is a segment information by business segments:

Year ended 31 December 2003

	Newspapers, magazines and other publications HK$'000	Retailing HK$'000	Investment properties HK$'000	Video and film post-production HK$'000	Entertainment and education services HK$'000	Total HK$'000
Turnover	773,830	398,620	81,401	20,208	5,937	1,279,996
Segment results and operating profit	79,116	(668)	(32,965)	(2,301)	4,298	47,480
Share of profits less losses of						
– associates	3,524			457		3,981
– a jointly controlled entity	(4,048)					(4,048)
Profit before taxation						47,413
Taxation						(41,674)
Profit after taxation						5,739
Minority interests						(3,977)
Profit attributable to shareholders						1,762
Segment assets	1,195,582	65,953	647,923	29,613	2,437	1,941,508
Interests in associates	35,009	2,416	–	–	–	37,425
Interest in a jointly controlled entity	7,527	–	–	–	–	7,527
Total assets						1,986,460
Segment liabilities	(98,677)	(64,707)	(4,584)	(2,480)	(775)	(171,223)
Unallocated liabilities						(345,213)
Total liabilities						(516,436)
Capital expenditure	35,043	6,054	1,046	16,464	22	58,629
Depreciation	75,666	3,437	5	1,009	106	80,223
Amortisation	3,038	–	–	–	–	3,038
Impairment charge	780	–	–	–	–	780

Year ended 31 December 2002

	Newspapers, magazines and other publications HK$'000	Retailing HK$'000	Investment properties HK$'000 Note (a)	Video and film post-production HK$'000	Entertainment and education services HK$'000 Note (b)	(Restated) Total HK$'000
Turnover	831,775	418,641	79,747	19,493	15,269	1,364,925
Segment results and operating profit	109,750	(1,609)	17,197	(3,761)	13,893	135,470
Share of profits less losses of						
– associates	5,077	–	–	(125)	–	4,952
– a joint controlled entity	(5,624)	–	–	–	–	(5,624)
Profit before taxation						134,798
Taxation						(22,654)
Profit after taxation						112,144
Minority interests						(3,378)
Profit attributable to shareholders						108,766
Segment assets	1,193,003	74,044	793,866	12,246	1,463	2,074,622
Interests in associates	35,053	–	–	6,822	–	41,875
Interest in a joint controlled entity	9,375	–	–	–	–	9,375
Total assets						2,125,872
Segment liabilities	(109,414)	(69,526)	(3,473)	(2,387)	(1,019)	(185,819)
Unallocated liabilities						(411,299)
Total liabilities						(597,118)
Capital expenditure	56,371	3,676	1,060	624	9	61,740
Depreciation	71,444	3,324	1,333	2,053	771	78,925
Amortisation	71	–	–	–	–	71

Notes:

(a) Included in operating profit is a receipt of HK$15.9 million from an investment which was written off in prior years, and a provision of HK$75 million for deficit in revaluation of the investment properties as at 31 December 2002.

(b) The Group disposed of its education business in March 2002. Included in operating profit is a gain of HK$11.2 million from the sale of the education business.

5. Profit from Operating Activities

Profit from operating activities is stated after charging and crediting:

	Group 2003 HK$'000	Group 2002 HK$'000
Charging		
Operating lease rentals on land and buildings	**61,007**	75,846
Loss on disposal of fixed assets	**5,438**	646
Deficit on revaluation of investment properties	**112,046**	75,061
Auditors' remuneration	**1,524**	1,549
Depreciation on owned assets	**80,223**	78,925
Amortisation of intangible assets	**3,038**	71
Office relocation expenses	**10,916**	–
Staff costs (including directors' remuneration, as set out in note 7):		
Wages and salaries	**345,165**	398,210
Pension costs – defined contribution plans	**17,967**	18,534
Less: Forfeited contributions	**(4,975)**	(4,064)
Net pension costs – defined contribution plans	**12,992**	14,470
Pension costs – defined benefit plan	**10,642**	4,497
	368,799	417,177
Crediting		
Net rental income from investment properties	**80,802**	78,200
Net rental income from leasehold land and buildings	**1,435**	1,435

There were no material forfeited pension scheme contributions at the current year and prior period end to reduce contributions in future years.

6. Finance Costs

	Group 2003 HK$'000	Group 2002 HK$'000
Interest on bank loans wholly repayable within two years (2002: three years)	**5,194**	1,097

7. Directors' Remuneration

	2003 HK$'000	2002 HK$'000
Fees:		
Executive	–	–
Non-executive	**400**	992
Other emoluments:		
Salaries, allowances and benefits in kind	**5,375**	6,531
Retirement scheme contributions	**75**	85
Bonuses paid and payable	–	320
	5,850	7,928

The remuneration of the above Directors fell within the following bands:

	2003	2002
HK$Nil – HK$1,000,000	**5**	6
HK$1,000,001 – HK$1,500,000	**1**	–
HK$2,000,001 – HK$2,500,000	**–**	1
HK$4,000,001 – HK$4,500,000	**1**	–
HK$4,500,001 – HK$5,000,000	**–**	1
	7	8

Non-executive Directors volunteered to waive half of their annual directors' fees for the year ended 31 December 2003 in support of the Company's business which was affected by the Sars outbreak during the year. Save as aforesaid, there was no arrangement under which a Director waived or agreed to waive any remuneration in respect of the year.

Directors' fees paid or payable to Independent Non-executive Directors during the year totalled HK$300,000 (2002: HK$600,000). There were no other emoluments paid to Non-executive Directors during the year.

On 23 September 2003, options were granted to a Director of the Company to acquire 350,000 (2002: Nil) shares of par value HK$0.10 each in the share capital of the Company at an exercise price of HK$3.90 per share under the Company's share option scheme which was approved by shareholders on 27 October 1997 and amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002. The options are exercisable from 23 September 2004 to 27 October 2007. The market value per share at the date of grant was HK$3.90.

Five highest paid individuals

The five highest paid individuals during the year include one (2002: two) Director, details of whose remuneration is set out above. The details of the remuneration of the remaining four (2002: three) highest paid individuals are set out below:

	2003 HK$'000	2002 HK$'000
Salaries, allowances and benefits in kind	**7,403**	6,582
Retirement scheme contributions	**204**	472
Bonuses paid and payable	**772**	995
	8,379	8,049

The remuneration of the four (2002: three) highest paid individuals fell within the following bands:

	2003	2002
HK$2,000,001 – HK$2,500,000	**4**	2
HK$3,000,001 – HK$3,500,000	**–**	1
	4	3

8. Taxation

Hong Kong profits tax has been provided for at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the year. In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004.

	Group	
	2003	**2002 (Restated)**
	HK$'000	**HK$'000**
Company and subsidiaries:		
Hong Kong profits tax	**34,427**	26,235
Overseas taxation	**231**	–
Deferred taxation relating to the origination and reversal of temporary differences	**(2,881)**	(4,566)
Deferred taxation resulting from an increase in tax rate	**8,538**	–
	40,315	21,669
Share of taxation attributable to:		
Associates	**1,337**	985
Jointly controlled entity	**22**	–
Taxation charges	**41,674**	22,654

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate applicable to the places of operation of the Company and its subsidiaries as follows:

	Group	
	2003	**2002**
	HK$'000	**HK$'000**
Profit before taxation	**47,413**	134,798
Calculated at a taxation rate of 17.5% (2002: 16%)	**8,297**	21,568
Effect of different taxation rates in other countries	**(1,195)**	(5,116)
Temporary difference not recognised	**1,643**	693
Temporary difference recognised on undistributed profit in associates	**248**	22
Income not subject to taxation	**(2,337)**	(1,400)
Expenses not deductible for taxation purposes	**24,516**	13,614
Tax losses not recognised	**5,600**	2,909
Overprovision in prior year	**(2,918)**	(10,205)
Utilisation of previously unrecognised tax losses	**(1,251)**	(572)
Increase in opening net deferred tax liabilities resulting from an increase in tax rate	**8,538**	–
Withholding tax	**231**	–
Others	**302**	1,141
Taxation charges	**41,674**	22,654

9. Profit Attributable to Shareholders

The profit of HK$1,762,000 (2002 Restated: HK$108,766,000) attributable to shareholders included no profit and loss (2002: profit of HK$19,323,000) dealt with in the Company's own accounts.

10. Dividend Distributions

	Group and Company	
	2003	**2002**
	HK$'000	**HK$'000**
Interim dividend distribution, HK2 cents per share (2002: HK4 cents)	**31,219**	62,438
Proposed final dividend distribution, HK4 cents per share (2002: HK4 cents)	**62,438**	62,438
	93,657	124,876

11. Earnings per Share

The calculation of basic earnings per share is based on the profit for the year attributable to shareholders of HK$1,762,000 (2002 Restated: HK$108,766,000) and the weighted average of 1,560,945,596 (2002: 1,704,448,053) shares in issue during the year.

The diluted earnings per share for the year is not shown as there was no dilution effect.

12. Goodwill

Group	**HK$'000**
Cost	
At 1 January 2003	610,033
Addition	1,670
At 31 December 2003	611,703
Accumulated amortisation and provision for impairment	
At 1 January 2003	610,033
Amortisation and provision for impairment	1,670
At 31 December 2003	611,703
Net book value	
At 31 December 2003	–
At 31 December 2002	–

13. Intangible Assets

Group	**Publishing titles HK$'000**	**Software costs HK$'000**	**Assets in progress HK$'000**	**Total HK$'000**
Cost				
At 1 January 2003	1,820,000	4,250	9,951	1,834,201
Additions	–	3,987	16,423	20,410
Reclassification	–	15,791	(15,791)	–
At 31 December 2003	1,820,000	24,028	10,583	1,854,611
Accumulated amortisation				
At 1 January 2003	1,820,000	71	–	1,820,071
Provided during the year	–	1,368	–	1,368
At 31 December 2003	1,820,000	1,439	–	1,821,439
Net book value				
At 31 December 2003	–	22,589	10,583	33,172
At 31 December 2002	–	4,179	9,951	14,130

14. Fixed Assets

Group

	Investment properties HK$'000	Leasehold land and buildings HK$'000	Other fixed assets HK$'000	Assets in progress HK$'000	Total HK$'000
Cost or valuation:					
At 1 January 2003	756,000	374,148	907,701	7,646	2,045,495
Additions	1,046	–	9,090	28,083	38,219
Reclassification	–	2,827	13,002	(15,829)	–
Acquisition of subsidiaries	–	–	183	–	183
Disposals	–	–	(16,977)	–	(16,977)
Disposal of a subsidiary	–	–	(3,782)	–	(3,782)
Revaluation deficit	(112,046)	–	–	–	(112,046)
At 31 December 2003	645,000	376,975	909,217	19,900	1,951,092
Accumulated depreciation:					
At 1 January 2003	–	66,839	471,181	–	538,020
Provided during the year	–	7,949	72,274	–	80,223
Acquisition of subsidiaries	–	–	37	–	37
Disposals	–	–	(10,937)	–	(10,937)
Disposal of a subsidiary	–	–	(3,599)	–	(3,599)
At 31 December 2003	–	74,788	528,956	–	603,744
Net book value:					
At 31 December 2003	645,000	302,187	380,261	19,900	1,347,348
At 31 December 2002	756,000	307,309	436,520	7,646	1,507,475
Analysis of cost and valuation:					
At cost – 2003	–	343,975	909,217	19,900	1,273,092
At valuation – 1990	–	33,000	–	–	33,000
– 2003	645,000	–	–	–	645,000
	645,000	376,975	909,217	19,900	1,951,092

Other fixed assets include plant and machinery, computer and office equipment and leasehold improvements.

Certain of the Group's leasehold land and buildings were revalued in 1990 by Knight Frank Kan & Baillieu, an independent professional valuer, at HK$33,000,000, being their open market value based on their existing use. No subsequent revaluation was carried out as the Group has adopted the exemption provisions of Statement of Standard Accounting Practice No. 17 "Property, plant and equipment" issued by the Hong Kong Society of Accountants in 1995, of not making regular revaluations by class of those assets stated at revalued amounts based on revaluations which were reflected in prior year financial statements. Had such leasehold land and buildings been carried at cost less accumulated depreciation, the carrying value of such leasehold land and buildings would have been stated at approximately HK$23,246,000 (2002: HK$24,028,000).

The Group's investment properties and leasehold land and buildings are held under medium term leases in Hong Kong.

The investment properties comprise offices, a studio and car parking spaces. The offices situated at (i) 20/F and 21/F and car parking spaces Nos. 21, 22 and 23 on 4th Floor of Bank of America Tower at 12 Harcourt Road, Hong Kong; (ii) the lobby on the Ground Floor, a portion of the canopy on the 1st Floor level and the front portions of the 1st, 2nd and 3rd Floors of No. 1 Leighton Road and 9 advertising board spaces on the external wall, Yue King Building, 26-30 Canal Road West, 1-7 Leighton Road and 41-47 Morrison Hill Road, Wanchai, Hong Kong; and (iii) the Clear Water Bay TV Studio situated at Clear Water Bay Road, A Kung Wan, Hang Hau, New Territories, were valued by DTZ Debenham Tie Leung Limited, an independent professional valuer, on an open market value basis based on their existing use as at 31 December 2003.

15. Interests in Subsidiaries

	Company	
	2003	2002
	HK$'000	HK$'000
Unlisted shares, at cost	–	–
Amounts due from subsidiaries	**1,656,265**	1,749,922
	1,656,265	1,749,922

The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Details of the principal subsidiaries are set out in note 30 to the financial statements.

16. Interests in Associates and a Jointly Controlled Entity

	Group	
	2003	2002
	HK$'000	HK$'000
Associates		
Share of net assets other than goodwill:		
Shares listed overseas	**35,879**	31,485
Unlisted shares	**2,725**	3,732
	38,604	35,217
Amounts due (to)/from associates	**(1,179)**	6,658
	37,425	41,875
Market value of listed shares at the balance sheet date	**92,911**	71,166

	Group	
	2003	2002
	HK$'000	HK$'000
Jointly controlled entity		
Share of net liabilities other than goodwill	**(24,966)**	(20,885)
Loans advanced	**32,493**	30,260
	7,527	9,375

The amounts due (to)/from associates and loans advanced to a jointly controlled entity are unsecured, interest-free and are not repayable within 12 months.

Details of the principal associates and a jointly controlled entity are set out in note 30 to the financial statements.

17. Long-Term Investment Shares

	Group 2003 HK$'000	Group 2002 HK$'000
Listed equity shares, at fair value:		
Hong Kong	**94,725**	74,913
Philippines	**2,395**	2,130
	97,120	77,043
Unlisted equity shares, at fair value	**31,200**	51,480
	128,320	128,523
Market value of listed equity shares	**97,120**	77,043

18. Inventories

	Group 2003 HK$'000	Group 2002 HK$'000
Raw materials	**19,427**	16,321
Work in progress	**485**	208
Finished goods	**20,706**	26,643
	40,618	43,172

At the balance sheet date, there was no inventory carried at its net realisable value (2002: Nil).

19. Accounts Receivable

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of trade receivables is as follows:

	Group 2003 Balance HK$'000	Group 2003 Percentage %	Group 2002 Balance HK$'000	Group 2002 Percentage %
0 to 30 days	**73,123**	**41.3**	66,307	38.8
31 to 60 days	**56,340**	**31.9**	53,657	31.4
61 to 90 days	**32,353**	**18.3**	36,889	21.6
Over 90 days	**15,056**	**8.5**	14,246	8.2
Total	**176,872**	**100.0**	171,099	100.0
Less: Provision for bad and doubtful debts	**(14,690)**		(15,773)	
	162,182		155,326	

20. Accounts Payable and Accrued Liabilities

Included in accounts payable and accrued liabilities are the following trade payables:

	Group			
	2003		2002	
	Balance HK$'000	**Percentage %**	**Balance HK$'000**	**Percentage %**
0 to 30 days	**40,616**	**55.7**	94,412	77.5
31 to 60 days	**19,097**	**26.2**	5,767	4.7
61 to 90 days	**7,761**	**10.7**	9,611	7.9
Over 90 days	**5,376**	**7.4**	12,089	9.9
Total	**72,850**	**100.0**	121,879	100.0

21. Interest-Bearing Bank Loan, Unsecured

The bank loan will be wholly repayable within two years (2002: three years).

22. Deferred Taxation

Deferred taxation are calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2002: 16%).

The movement on the deferred tax liabilities/(assets) account is as follows:

	Group	
	2003 HK$'000	**2002 (Restated) HK$'000**
At 1 January	**91,248**	95,922
Disposal of a subsidiary	–	(100)
Charge/(credit) for the year (Note 8)	**5,657**	(4,566)
Taxation credited to equity	–	(8)
At 31 December	**96,905**	91,248

The deferred taxation credited to equity during the year is as follows:

	Group	
	2003 HK$'000	**2002 (Restated) HK$'000**
Asset revaluation reserve (Note 25)	–	(8)

Deferred income tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. The Group has unrecognised tax losses of HK$189,960,000 (2002: HK$175,462,000) to carry forward against future taxable income; the expiry dates of these tax losses are shown as follows:

	Group	
	2003 HK$'000	**2002 HK$'000**
Expiring within one year	–	–
Expiring in the second to fifth years	**13,659**	6,654
After the fifth years	**176,301**	168,808
	189,960	175,462

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Group **Deferred tax liabilities**	**Accelerated tax depreciation**		**Others**		**Total**	
	2003 **HK$'000**	**2002** **HK$'000**	**2003** **HK$'000**	**2002** **HK$'000**	**2003** **HK$'000**	**2002** **HK$'000**
At 1 January	**93,454**	93,091	**157**	5,061	**93,611**	98,152
Charged/(credited) to profit and loss account	**5,323**	371	**457**	(4,804)	**5,780**	(4,433)
Credited to equity	–	(8)	–	–	–	(8)
Disposal of a subsidiary	–	–	–	(100)	–	(100)
At 31 December	**98,777**	93,454	**614**	157	**99,391**	93,611

Group **Deferred tax assets**	**Provisions**		**Tax loss**		**Others**		**Total**	
	2003 **HK$'000**	**2002** **HK$'000**	**2003** **HK$'000**	**2002** **HK$'000**	**2003** **HK$'000**	**2002** **HK$'000**	**2003** **HK$'000**	**2002** **HK$'000**
At 1 January	**(1,921)**	(1,866)	**(441)**	(364)	**(1)**	–	**(2,363)**	(2,230)
Charged/(credited) to profit and loss account	**(61)**	(55)	**28**	(77)	**(90)**	(1)	**(123)**	(133)
At 31 December	**(1,982)**	(1,921)	**(413)**	(441)	**(91)**	(1)	**(2,486)**	(2,363)

	Group	
	2003 **HK$'000**	**2002** **HK$'000**
Deferred tax liabilities	**99,391**	93,611
Deferred tax assets	**(2,486)**	(2,363)
	96,905	91,248

23. Employee Retirement Schemes

The Group continues to operate a DB scheme, a DC scheme and a Top-up scheme. These schemes are exempted recognised occupational retirement schemes under the MPF Ordinance. The assets of these schemes are held separately from those of the Group in two administered trust funds. Schemes assets are managed by independent professional investment managers. The Group also operates a MPF which is a master trust scheme established under trust arrangement.

(a) Defined benefit scheme

The defined benefit scheme is a final salary defined benefit plan.

Pension costs are assessed using the projected unit credit method. The pension costs are charged to the profit and loss account so as to spread the regular cost over the service lives of employees. A full valuation based on the projected unit credit method has been carried out by Watson Wyatt Hong Kong Limited, an independent qualified actuary, and the pension costs are charged to the profit and loss account in accordance with their advice.

	Group	
	2003 **HK$'000**	**2002** **HK$'000**
Defined benefit plan's assets	**27,070**	37,858

The amounts recognised in the balance sheet are determined as follows:

	Group	
	2003	**2002**
	HK$'000	**HK$'000**
Fair value of plan assets	**275,382**	243,711
Present value of funded obligations	**(206,639)**	(221,246)
	68,743	22,465
Unrecognised actuarial (gains)/losses	**(41,673)**	15,393
Asset in the balance sheet	**27,070**	37,858

The limit of net asset to be recognised is disclosed as follows:

	Group	
	2003	**2002**
	HK$'000	**HK$'000**
Cumulative unrecognised net actuarial losses	**–**	15,393
Present value of available future refunds and reductions in future contributions	**68,743**	22,465
Limit	**68,743**	37,858
Net asset recognised in the balance sheet	**27,070**	37,858
Reduction of net asset due to the above limit	**–**	–

The amounts recognised in the profit and loss account were as follows:

	Group	
	2003	**2002**
	HK$'000	**HK$'000**
Current service cost	**10,306**	13,813
Interest cost	**5,454**	9,412
Expected return on plan assets	**(8,820)**	(18,728)
Net actuarial losses recognised	**3,848**	–
	10,788	4,497
Less: amount capitalised in intangible assets	**(146)**	–
Total, included in staff costs (Note (5))	**10,642**	4,497

The actual return on plan assets was HK$61,031,000 (2002 : loss of HK$27,161,000).

Movement in the asset recognised in the balance sheet:

	Group	
	2003	**2002**
	HK$'000	**HK$'000**
At 1 January	**37,858**	42,355
Total expenses charged to profit and loss account – as shown above	**(10,642)**	(4,497)
Amount capitalised in intangible assets	**(146)**	–
At 31 December	**27,070**	37,858

The principal actuarial assumptions used were as follows:

	2003 %	2002 %
Discount rate	**2.80**	4.25
Expected rate of return on plan assets	**4.00**	7.00
Expected rate of future salary increases	–	2.00

(b) Top-up scheme and MPF

The Group makes regular contributions of 10% of the employees' monthly basic salary (which is subject to a cap of HK$50,000) to the MPF and Top-up Scheme. Out of the 10% contribution, 5% of the employees' relevant income (which is capped at HK$20,000) is made to the MPF Scheme and the balance to the Top-up Scheme.

(c) Defined contribution scheme

The contributions to the defined contribution pension scheme are currently at 10-15% of the employees' monthly salaries.

24. Share Capital

	Group and Company	
	2003 HK$'000	2002 HK$'000
Authorised:		
5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
1,560,945,596 (2002: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

On 3 September 2002, the Company announced a conditional voluntary cash offer to repurchase up to 173,438,400 shares at an offer price of HK$3.6 in cash per share. The proposed offer was approved by an ordinary resolution passed at the Special General Meeting of the Company held on 11 October 2002. On 28 October 2002, the Company announced its acceptance of a total of 173,438,400 shares at HK$3.6 per share under the offer for a total consideration of approximately HK$624,378,000 before expenses.

The Company has a share option scheme (the "Scheme") which was approved by shareholders on 27 October 1997 (the "Effective Date") and was amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002 in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Under the Scheme, the Board of Directors of the Company may grant options to subscribe for shares of the Company to any full-time employees or Executive Directors of the Company or any of its subsidiaries (the "Executives"). No consideration is required to be paid by the Executives upon acceptance of the options. No option may be exercised earlier than one year after it has been granted or later than ten years after the Effective Date of the Scheme, i.e. 27 October 2007.

Movements in the number of share options outstanding during the year are as follows:

	2003 No. of shares in respect of options granted	2002 No. of shares in respect of options granted
Outstanding at 1 January	**10,108,500**	11,880,500
Granted during the year (Note (a))	**2,950,000**	–
Exercised during the year	**–**	–
Lapsed during the year	**(2,837,500)**	(1,772,000)
Outstanding at 31 December (Note (b))	**10,221,000**	10,108,500

No share options were cancelled during the year (2002: nil).

Note (a)

Details of share options granted during the year were as follows:

	Date of grant	Exercisable period	Exercise price per share HK$	No. of shares in respect of options granted
Directors	23/09/2003	23/09/2004 - 27/10/2007	3.90	350,000
Other employees	23/09/2003	23/09/2004 - 27/10/2007	3.90	2,600,000
				2,950,000

Note (b)

Share options outstanding at the end of the year have the following terms:

	Date of grant	Exercisable period	Exercise price per share HK$	2003 No. of shares in respect of options granted	2002 No. of shares in respect of options granted
Directors	23/09/2003	23/09/2004 – 27/10/2007	3.90	**350,000**	–
Other employees	02/08/1999	02/08/2000 – 27/10/2007	5.00	**1,352,500**	1,752,000
	11/01/2000	11/01/2001– 27/10/2007	5.51	**1,078,500**	1,991,500
	20/04/2000	20/04/2001– 27/10/2007	6.05	**3,995,000**	5,320,000
	28/06/2001	28/06/2002– 27/10/2007	4.95	**845,000**	1,045,000
	23/09/2003	23/09/2004 – 27/10/2007	3.90	**2,600,000**	–
				10,221,000	10,108,500

25. Reserves

Group	Share premium HK$'000	Contributed surplus HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Translation reserve HK$'000	Retained profits/ (losses) HK$'000	Total HK$'000
At 1 January 2002							
As previously stated	1,151,275	1,925,381	27,337	1,503	(38,981)	(1,089,878)	1,976,637
Effect of adopting SSAP 12 (revised) (note 3(n))	–	–	–	(186)	–	(14,532)	(14,718)
As restated	1,151,275	1,925,381	27,337	1,317	(38,981)	(1,104,410)	1,961,919
Share premium reduction (Note (a))	(1,105,290)	–	–	–	–	1,105,290	–
Repurchase of shares	(5,014)	(607,034)	–	–	–	–	(612,048)
Change in fair values of long-term investment shares	–	–	(23,091)	–	–	–	(23,091)
Revaluation reserve released on disposal	–	–	6	–	–	–	6
Exchange differences on consolidation	–	–	–	–	(463)	–	(463)
Deferred taxation directly credited to reserve (note 22)	–	–	–	8	–	–	8
Profit for the year	–	–	–	–	–	108,766	108,766
2002 interim dividend distribution	–	(62,438)	–	–	–	–	(62,438)
At 31 December 2002 (Note (b))	40,971	1,255,909	4,252	1,325	(39,444)	109,646	1,372,659

Notes:

(a) In 2002, the share premium account was reduced by an amount of HK$1,105,290,000 to enable the Company to eliminate the accumulated losses which were resulted from the amortisation of intangible assets and goodwill on acquisition following the adoption of certain new SSAPs.

(b) The final dividend distribution of HK$62,438,000 for the year ended 31 December 2002 was paid out of the Company's contributed surplus.

Group	Share premium HK$'000	Contributed surplus HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000 (Note 2(a)(ii))	Translation reserve HK$'000	Retained profits HK$'000 (Note 2(a)(i))	Total HK$'000
At 1 January 2003							
As previously stated	40,971	1,255,909	4,252	1,503	(39,444)	117,959	1,381,150
Effect of adopting SSAP 12 (revised) (note 3(n))	–	–	–	(178)	–	(8,313)	(8,491)
As restated	40,971	1,255,909	4,252	1,325	(39,444)	109,646	1,372,659
Change in fair values of long-term investment shares	–	–	29,796	–	–	–	29,796
Revaluation reserve released on disposal	–	–	(1,212)	–	–	–	(1,212)
Translation reserve released on disposal	–	–	–	–	2,165	–	2,165
Exchange differences on consolidation	–	–	–	–	2,416	–	2,416
Profit for the year	–	–	–	–	–	1,762	1,762
2002 final dividend distribution	–	(62,438)	–	–	–	–	(62,438)
2003 interim dividend distribution	–	(31,219)	–	–	–	–	(31,219)
At 31 December 2003 (Note (a))	40,971	1,162,252	32,836	1,325	(34,863)	111,408	1,313,929

Note:

(a) The proposed final dividend distribution of HK$62,438,000 for the year ended 31 December 2003 is to be paid out of the Company's contributed surplus.

Company	Share premium HK$'000	Contributed surplus HK$'000	Retained profits/ (losses) HK$'000	Total HK$'000
At 1 January 2002	1,151,275	2,203,259	(1,105,290)	2,249,244
Share premium reduction	(1,105,290)	–	1,105,290	–
Repurchase of shares	(5,014)	(607,034)	–	(612,048)
Profit for the year	–	–	19,323	19,323
2002 interim dividend distribution	–	(62,438)	–	(62,438)
At 31 December 2002	40,971	1,533,787	19,323	1,594,081

Company	Share premium HK$'000	Contributed surplus HK$'000	Retained profit HK$'000	Total HK$'000
At 1 January 2003	40,971	1,533,787	19,323	1,594,081
2002 final dividend distribution	–	(62,438)	–	(62,438)
2003 interim dividend distribution	–	(31,219)	–	(31,219)
At 31 December 2003	40,971	1,440,130	19,323	1,500,424

	Group	
	2003	2002 (Restated)
	HK$'000	HK$'000
Retained profits/(losses) attributable to:		
Company and subsidiaries	**142,049**	142,624
Associates	**(1,043)**	(7,450)
Jointly controlled entity	**(29,598)**	(25,528)
	111,408	109,646

The contributed surplus of the Group represents the excess of the nominal value of the shares of subsidiaries acquired over the nominal value of the Company's shares issued in exchange therefor during the Group reorganisation in 1990 and the dividend contributions.

The contributed surplus of the Company arose as a result of the Group reorganisation in 1990 and represents the difference between the nominal value of the Company's shares so allotted and the consolidated net asset value of the acquired subsidiaries and associate. Under Bermudan law, the contributed surplus is distributable to shareholders under certain circumstances.

In addition, the Company's share premium of HK$40,971,000 (2002: HK$40,971,000) can be distributed as fully paid-up bonus shares or applied towards eliminating the retained losses of the Company.

26. Operating Lease Commitments

Future aggregate commitments for the forthcoming years under non-cancelable operating leases in respect of land and buildings at the balance sheet date are set out below:

	Group	
	2003 HK$'000	2002 HK$'000
Expiring within one year	**44,944**	59,659
Expiring in the second to fifth years, inclusive	**55,703**	70,694
	100,647	130,353

The operating lease rentals of certain retail outlets are based on the higher of a minimum guaranteed rental or a sales level based rental. The minimum guaranteed rental has been used to arrive at the above commitments.

27. Capital Commitments

	Group	
	2003	2002
	HK$'000	HK$'000
Capital commitments for property, plant and equipment:		
Contracted, but not provided for	**22,166**	16,598
Authorised, but not contracted for	**36,466**	62,415
	58,632	79,013

28. Future Operating Lease Arrangements

As at 31 December 2003, the Group had future aggregate minimum lease receipts under non-cancelable operating leases in respect of land and buildings as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Not later than one year	**14,881**	78,692
Later than one year but not later than five years	**7,216**	18,454
	22,097	97,146

29. Notes to the Consolidated Cash Flow Statement

(a) Reconciliation of operating profit to net cash inflow from operations

	Group	
	2003	2002
	HK$'000	HK$'000
Operating profit	**47,480**	135,470
Loss on disposal of long-term investment shares	**2,267**	–
Deficit on revaluation of investment properties	**112,046**	75,061
Depreciation and amortisation	**83,261**	78,996
Interest income	**(1,543)**	(4,958)
Interest expenses	**5,194**	1,097
Dividend income from listed investments	**(1,427)**	(2,462)
Loss on disposal of fixed assets	**5,438**	646
Provision for asset impairment	**780**	–
Pension costs	**10,642**	4,497
Loss on disposal of investments in associates	**2,612**	–
Gain on disposal of subsidiaries	**(600)**	(25,136)
Increase/decrease in amounts due to/from associates	**399**	699
Increase in loan advanced to a jointly controlled entity	**(2,233)**	(4,003)
(Increase)/ decrease in inventories	**(3,504)**	15,916
(Increase)/ decrease in accounts receivable	**(7,257)**	2,802
Decrease in prepayments, deposits and other receivables	**4,020**	4,025
(Decrease)/increase in accounts payable and accrued liabilities	**(14,277)**	4,742
Increase in subscriptions in advance	**6,646**	3,410
Net cash inflow from operations	**249,944**	290,802

(b) Analysis of changes in financing during the year

Group	Interest-bearing bank loan HK$'000	Share capital (including share premium) HK$'000	Minority interests HK$'000	Contributed surplus HK$'000
Balance at 1 January 2002				
As previously reported	–	1,324,713	10,676	1,925,381
Effect of adopting SSAP 12 (revised) (note 3(n))	–	–	2	–
As restated	–	1,324,713	10,678	1,925,381
Non cash movement				
Share of profit	–	–	3,378	–
Disposal of subsidiaries	–	–	(2,113)	–
Liquidation of a subsidiary	–	–	18	–
Share premium reduction	–	(1,105,290)	–	–
Cash movement				
Purchases of additional interest in subsidiaries	–	–	(269)	–
Dividend paid to minority shareholders in subsidiary	–	–	(3,000)	–
Drawdown of bank loan	310,000	–	–	–
Repurchase of shares	–	(22,357)	–	(607,034)
2002 interim dividend distribution	–	–	–	(62,438)
Balance at 31 December 2002	310,000	197,066	8,692	1,255,909
Balance at 1 January 2003				
As previously reported	310,000	197,066	8,679	1,255,909
Effect of adopting SSAP 12 (revised) (note 3(n))	–	–	13	–
As restated	310,000	197,066	8,692	1,255,909
Non cash movement				
Share of profit	–	–	3,977	–
Acquisition of a subsidiary	–	–	8	–
Cash movement				
Dividend paid to minority shareholders in subsidiary	–	–	(3,000)	–
Repayment of bank loan	(80,000)	–	–	–
2002 final dividend distribution	–	–	–	(62,438)
2003 interim dividend distribution	–	–	–	(31,219)
Balance at 31 December 2003	230,000	197,066	9,677	1,162,252

(c) Disposal of subsidiaries

	Group 2003 HK$'000	Group 2002 HK$'000
Net assets disposed of:		
Fixed assets	**183**	4,620
Inventories	**6,058**	83
Accounts receivable	**401**	110
Prepayment, deposit and other receivables	**2,132**	4,902
Bank balances and deposits	**6**	1,660
Accounts and other payable	**(6,323)**	(2,900)
Taxation payable	**–**	(22)
Deferred taxation	**–**	(100)
Minority interests	**–**	(2,113)
	2,457	6,240
Satisfied by cash	**3,057**	33,384

Analysis of the net cash inflow in respect of the disposal of subsidiaries.

	Group 2003 HK$'000	Group 2002 HK$'000
Cash consideration	**3,057**	33,384
Cash and bank balances disposed of	**(6)**	(1,660)
Net cash inflow in respect of the disposal of subsidiaries	**3,051**	31,724

(d) Purchase of a subsidiary

During the year, the Group acquired 75% shareholding in a subsidiary with net asset value of HK$28,000. The cash consideration amounted to HK$1,691,000 and the cash balance acquired was HK$4,000.

30. Subsidiaries, Associates and A Jointly Controlled Entity

Particulars of the Company's principal subsidiaries and the Group's principal associates and a jointly controlled entity at 31 December 2003 are as follows:

Subsidiaries

Company	Place of incorporation/ registration and operations (Kind of legal entity)	Nominal value of issued/ registered share capital	Proportion held Direct	Proportion held Indirect	Nature of business
Capital Artists Limited	Hong Kong	Ordinary HK$44,394,500	–	100%	Music publishing
Coastline International Limited	The Commonwealth of The Bahamas	Ordinary US$2	–	100%	Property holding
Highlight Trading (HK) Limited	Hong Kong	Ordinary HK$100,000	–	100%	Trading of health products
Lyton Investment Limited	The Commonwealth of The Bahamas	Ordinary US$2	–	100%	Property holding
Macheer Properties Limited	British Virgin Islands	Ordinary US$1	–	100%	Property holding
Markland Investments Limited	Hong Kong	Ordinary HK$2	–	100%	Investment holding
SCMP (1994) Limited	Hong Kong	Ordinary HK$2	100%	–	Investment holding
SCMP Book Publishing Limited	Hong Kong	Ordinary HK$2,000,000	–	100%	Book publishing
SCMP Hearst Publications Limited	Hong Kong	Ordinary HK$10,000	–	70%	Magazine publishing
SCMP Magazines Publishing Limited	Hong Kong	Ordinary HK$10,000	–	100%	Provision of pre-press services
SCMP Retailing (HK) Limited	Hong Kong	Ordinary HK$500,000	–	100%	Operation of retail outlets
SCMP.com Limited	Hong Kong	Ordinary HK$2	100%	–	Internet-related businesses
SCMP.com Holdings Limited	British Virgin Islands	Ordinary US$1	100%	–	Investment holding
Shanghai Nan Hong Information Services Co., Ltd. # (formerly known as Shanghai Strongnet Co., Ltd.)	The People's Republic of China (Equity joint-venture)	Registered capital US$200,000	–	97%	Recruiting and human resources internet services
South China Morning Post Publishers Limited	Hong Kong	Ordinary HK$201,000,000	–	100%	Newspaper and magazine publishing
South China Morning Post (S) Pte Ltd	Singapore	Ordinary S$3	–	100%	Advertising agent
Sunny Bright Development Limited	Hong Kong	Ordinary HK$2	–	100%	Property holding

Company	Place of incorporation/ registration and operations (Kind of legal entity)	Nominal value of issued/ registered share capital	Proportion held Direct	Proportion held Indirect	Nature of business
Sunny Success Development Limited	Hong Kong	Ordinary HK$2	–	100%	Property holding
Video-Film Productions Limited	Hong Kong	Ordinary HK$12,050	–	83%	Video and film post-production
West Side Assets Limited	British Virgin Islands	Ordinary US$1	–	100%	Investment holding

Associates

Company	Place of incorporation and operations	Percentage of equity attributable to the Group	Nature of business
Dymocks Franchise Systems (China) Limited #	Hong Kong	45%	Bookshop operation
The Post Publishing Public Company Limited #	Thailand	20.3%	Newspaper and magazine publishing

not audited by PricewaterhouseCoopers Hong Kong or other PricewaterhouseCoopers International member firms

A jointly controlled entity

Company	Place of incorporation and operations	Percentage of equity attributable to the Group	Nature of business
SCMP Haymarket Publishing Limited	Hong Kong	51%	Magazine publishing

The above table lists the subsidiaries of the Company, associates and a jointly controlled entity of the Group which, in the opinion of the Directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

31. Related Party Transactions

Neither the Group nor the Company had any significant related party transactions. Details of the Group's related party transactions are disclosed in the Directors' Report.

32. Subsequent Event

On 2 March 2004, South China Morning Post Publishers Limited, TVE International Limited and SCMP Publications Limited (all being wholly owned subsidiaries of the Company) and SCMP Haymarket Publishing Limited (a jointly controlled entity in which the Company has a 51% interest) entered into a termination and release agreement with Haymarket Group Limited, Haymarket Publishing Services Limited, Haymarket Publishing (Hong Kong) Limited and Media & Marketing Limited (collectively "Haymarket Group"), pursuant to which the parties terminated the SCMP/Haymarket Publishing joint venture and distributed related assets in the joint venture to respective parties respectively. The overall loss on this transaction to the Group is estimated to be approximately HK$1 million.

33. Approval of the Financial Statements

The financial statements were approved by the Board of Directors on 30 March 2004.

FIVE-YEAR STATISTICS

OPERATING RESULTS (Financial Year Basis)

	Year ended 31 December 2003 HK$'000	(Restated) Year ended 31 December 2002 HK$'000	18-month period ended 31 December 2001 HK$'000	Year ended 30 June 2000 HK$'000	Year ended 30 June 1999 HK$'000
Turnover	**1,279,996**	1,364,925	2,745,083	1,912,913	1,648,513
Operating profit	**47,480**	135,470	617,251	657,853	205,339
Share of profits less losses of associates	**3,981**	4,952	10,200	7,038	(2,792)
Share of profits less losses of a jointly controlled entity	**(4,048)**	(5,624)	(15,857)	(3,184)	(863)
Profit before taxation	**47,413**	134,798	611,594	661,707	201,684
Taxation	**(41,674)**	(22,654)	(118,363)	(97,927)	(60,108)
Profit after taxation	**5,739**	112,144	493,231	563,780	141,576
Minority interests	**(3,977)**	(3,378)	(7,017)	(1,206)	(1,220)
Profit for the year attributable to shareholders	**1,762**	108,766	486,214	562,574	140,356
Dividends	**93,657**	124,876	572,367	519,742	432,750
Earnings per share					
Basic	**0.11 cents**	6.38 cents	28.04 cents	32.49 cents	8.11 cents
Diluted	**N/A**	N/A	28.04 cents	32.47 cents	N/A

ASSETS AND LIABILITIES

	As at 31 December			As at 30 June	
	2003 HK$'000	(Restated) 2002 HK$'000	2001 HK$'000	2000 HK$'000	1999 HK$'000
Total assets	**1,986,460**	2,125,872	2,431,422	2,993,317	2,984,871
Total liabilities	**(516,436)**	(597,118)	(281,347)	(468,922)	(428,051)
Net assets	**1,470,024**	1,528,754	2,150,075	2,524,395	2,556,820
Number of shares in issue	**1,560,945,596**	1,560,945,596	1,734,383,996	1,732,948,996	1,730,999,996

Note:

The above summaries of operating results and net assets include the results of the Company, its subsidiaries, associates and a jointly controlled entity and the assets and liabilities of the Company and its subsidiaries for the two years ended 30 June 1999 to 2000, for the 18-month period ended 31 December 2001, and for the two years ended 31 December 2002 to 2003.

The figure for the year ended 31 December 2002 has been restated pursuant to the adoption of SSAP 12 (revised). Figures for the 18-month period ended 31 December 2001, year ended 30 June 2000 and prior corresponding years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

OPERATING RESULTS (Calendar Year Basis)

	Year ended 31 December				
		(Restated)			
	2003	**2002**	**2001**	**2000**	**1999**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**
Turnover	**1,279,996**	1,364,925	1,693,653	2,074,222	1,697,745
Operating profit	**47,480**	135,470	233,620	719,171	327,892
Share of profits less losses of associates	**3,981**	4,952	5,556	7,826	4,235
Share of profits less losses of a jointly controlled entity	**(4,048)**	(5,624)	(10,944)	(6,677)	(2,283)
Profit before taxation	**47,413**	134,798	228,232	720,320	329,844
Taxation	**(41,674)**	(22,654)	(57,996)	(113,920)	(67,288)
Profit after taxation	**5,739**	112,144	170,236	606,400	262,556
Minority interests	**(3,977)**	(3,378)	(4,559)	(3,063)	(1,310)
Profit for the year attributable to shareholders	**1,762**	108,766	165,677	603,337	261,246
Dividends	**93,657**	124,876	138,751	693,708	519,300
Earnings per share					
Basic	**0.11 cents**	6.38 cents	9.55 cents	34.83 cents	15.09 cents
Diluted	**N/A**	N/A	9.55 cents	34.81 cents	N/A

ASSETS AND LIABILITIES

	As at 31 December				
		(Restated)			
	2003	**2002**	**2001**	**2000**	**1999**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**	**HK$'000**
Total assets	**1,986,460**	2,125,872	2,431,422	2,917,337	2,893,565
Total liabilities	**(516,436)**	(597,118)	(281,347)	(389,938)	(351,611)
Net assets	**1,470,024**	1,528,754	2,150,075	2,527,399	2,541,954
Number of shares in issue	**1,560,945,596**	1,560,945,596	1,734,383,996	1,733,082,996	1,730,999,996

Note:

Following the change of the accounting period end to 31 December in 2001, the above summaries of operating results and net assets include the results of the Company, its subsidiaries, associates and a jointly controlled entity and the assets and liabilities of the Company and its subsidiaries for the five years ended 31 December 2003 are presented to provide comparison on calendar year basis.

The figure for the year ended 31 December 2002 have been restated pursuant to the adoption of SSAP 12 (revised). Figures for the year ended 31 December 2001 and prior corresponding years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

CORPORATE INFORMATION

Shareholder Information Online
www.scmpgroup.com
Our website has up-to-date information about our company including financial information, press releases and other corporate information

Corporate Communications
Prudence Lai
(852) 2565 2415

Company Secretary
Vera Leung
(852) 2680 8805

Career Opportunities
We offer career opportunities in journalism, advertising, circulation, marketing, production, human resources, finance and information technology. Applicants can send their applications to jobs@scmp.com

Share Registrars
Computershare Hong Kong Investor Services Limited
19/F, Hopewell Centre,
183 Queen's Road East,
Hong Kong

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre,
11 Bermudiana Road,
Pembroke,
Bermuda

Registered Office
Canon's Court,
22 Victoria Street,
Hamilton HM 12,
Bermuda

Head Office and Principal Place of Business
Morning Post Centre,
22 Dai Fat Street,
Tai Po Industrial Estate,
New Territories,
Hong Kong
(852) 2680 8888

15-16/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2565 2565
(852) 2565 2222

Stock Listing
Listed on the main board of the Hong Kong Stock Exchange
Ticker: 0583.HK

Annual General Meeting
The annual general meeting for shareholders will be held on 24 May 2004 at 11:00 am at the Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong

Company Listings

Newspaper Publishing
South China Morning Post Publishers Limited
Morning Post Centre,
22 Dai Fat Street,
Tai Po Industrial Estate,
New Territories,
Hong Kong
(852) 2680 8888

Magazine Publishing
SCMP Hearst Publications Limited
15/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2565 2565

Book Publishing
SCMP Book Publishing Limited
15/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2836 6088

Retailing
SCMP Retailing (HK) Limited
15/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2836 5231

Other Businesses
Video-Film Productions Limited
8/F, Block C,
Seaview Estate,
2-8 Watson Road,
North Point,
Hong Kong
(852) 2508 3888

Capital Artists Limited*
15/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2565 2510

* *Operation suspended in October 2001*

CORPORATE INFORMATION

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
1 Queen's Road Central,
Hong Kong

The Bank of East Asia, Limited
10 Des Voeux Road Central,
Hong Kong

Legal Advisers
Deacons
3/F -7/F & 18/F,
Alexandra House, Central,
Hong Kong

Freshfields Bruckhaus Deringer
12/F, Two Exchange Square,
Central,
Hong Kong

Appleby, Spurling & Kempe
5511, The Center,
99 Queen's Road Central,
Hong Kong

Auditors
PricewaterhouseCoopers
Certified Public Accountants
22/F, Prince's Building,
Central,
Hong Kong

Board of Directors
Kuok Khoon Ean, Chairman
Roberto V. Ongpin, Deputy Chairman
Ronald J. Arculli*
Thaddeus Thomas Beczak**
Tan Sri Dr. Khoo Kay Peng
Kuok Hui Kwong
Peter Lee Ting Chang*
Dr. The Hon. David Li Kwok Po*

* *Independent Non-executive Director*
** *Executive Director until 31 December 2003 and has become Non-Executive Director from that date*

Audit Committee
Peter Lee Ting Chang, Chairman
Ronald J. Arculli

Remuneration Committee
Peter Lee Ting Chang, Chairman
Ronald J. Arculli
Kuok Khoon Ean